Exhibit 99.1

Eldorado Gold Corporation
Annual Information Form
in respect of the Year-Ended December 31, 2018

Dated: March 29, 2019

ELD (TSX)	EGO (NYSE)

About this Annual Information Form
Throughout this annual information form (AIF), references to “we”, “us”, “our”, “Eldorado” and the “Company” mean Eldorado Gold Corporation and its subsidiaries. References to “Eldorado Gold” mean Eldorado Gold Corporation only. References to “this year” means 2018.
For all other defined technical and other terms, please refer to our Glossary section on page 139.
All dollar amounts are in United States dollars unless stated otherwise.
Except as otherwise noted, the information in this AIF is as of December 31, 2018. We prepare the financial statements referred to in the AIF in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and file the AIF with appropriate regulatory authorities in Canada and the United States. Information on our website is not part of this AIF, or incorporated by reference. Filings on SEDAR are also not part of this AIF or incorporated by reference, except as specifically stated.
You can find more information about Eldorado Gold, including information about executive and director compensation and indebtedness, principal holders of our securities, and securities authorized for issuance under equity compensation plans (such as our incentive stock option plan and performance share unit plan, among others), in our most recent management proxy circular and on SEDAR (www.sedar.com) under the name Eldorado Gold Corporation. For additional financial information, you should also read our audited consolidated financial statements (2018 FS) and management’s discussion and analysis (MD&A) for the year ended December 31, 2018. You can find these documents and additional information about the Company filed under our name on SEDAR (www.sedar.com), or you can ask us for a copy by writing to:
Eldorado Gold Corporation
Corporate Secretary
1188 – 550 Burrard Street
Vancouver, BC V6C 2B5

Forward-looking information and risks
Certain of the statements made and information provided in this AIF are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.
Forward-looking information includes, but are not limited to, statements or information with respect to:

•	our guidance and outlook, including expected production, cost guidance and recoveries of gold, including higher heap leach recoveries at Kişladağ, as well as expected commercial production at Lamaque;

•	favourable economics for our heap leaching plan;

•	the ability to extend mine life at our projects, including at Kişladağ through further metallurgical tests on deeper material;

•	planned capital and exploration expenditures;

•	conversion of mineral resources to mineral reserves;

•	our expectation as to our future financial and operating performance, including expectations around generating significant free cash flow;

•	gold price outlook; and

•	our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules.
Forward-looking information is based on a number of assumptions, that management considers reasonable, however, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking information. These assumptions include assumptions concerning: the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays in our business. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this AIF.
Forward-looking information is subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking information. The reader is directed to the discussion set out under the heading “Risk factors in our business”, which includes a discussion of material and other risks that could cause actual results to differ significantly from our current expectations, including the following risks:

•
risks relating to the business environment in which the Company operates in, including geopolitical climate, government regulation, resource nationalism and foreign ownership restrictions, mineral tenure and permits, community relations and social license, reputational, competition, non-governmental organizations (NGOs), corruption and bribery, information technology systems, privacy legislation, share price and volume fluctuations, actions of activist shareholders, human rights matters, natural phenomena and conflict of interest;

•
operational risks, including environmental matters, infrastructure and commodities, litigation and contracts, estimation of mineral reserves and mineral resources, occurrence of unpredictable geological/metallurgical factors, production and cost estimates, pre-stripping or underground development, extraction, processing, costs of development projects, exploration risks, labour, reclamation and long term obligations, use and transport of regulated substances, equipment, health and safety, co-ownership of our properties, contractors, risk related to acquisitions and dispositions, waste disposal and security; and

•
financial risks, including liquidity and financing risks, credit risk, currency risk, interest rate risk, commodity price risk, unavailability of capital/inadequate income, indebtedness and financing, debt service obligations, cost estimates, tax matters, global economic environment, global markets for metals concentrates, repatriation of funds, dividends, compensation risks and financial reporting risks.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking information contained herein.
We will not necessarily update this information unless we are required to do so by applicable securities laws. All forward-looking information in this AIF is qualified by these cautionary statements.
Reporting mineral reserves and resources
There are material differences between the standards and terms used for reporting mineral reserves and resources in Canada, and in the United States pursuant to the United States Securities and Exchange Commission’s (the “SEC”) Industry Guide 7. While the terms mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource are defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) and the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, and must be disclosed according to Canadian securities regulations, the SEC does not recognize them under Industry Guide 7 and they are not historically permitted to be used in reports and registration statements filed with the SEC pursuant to Industry Guide 7.
Investors should not assume that:

•	any or all of a measured, indicated or inferred mineral resource will ever be upgraded to a higher category or to mineral reserves; or

•	any or all of an indicated or inferred mineral resource exists or is economically and legally feasible to mine.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.
Under the securities regulations adopted by the Canadian Securities Administrators (CSA), estimates of inferred mineral resources generally cannot be used as the basis of feasibility or prefeasibility studies. Information about our mineral deposits may not be comparable to similar information made public by US domestic mining companies, who prepare their disclosure in accordance with Industry Guide 7.
Except as otherwise noted, Paul Skayman, FAusIMM, our Chief Operating Officer, is the “Qualified Person” under NI 43-101 responsible for preparing or supervising the preparation of, or approving the scientific or technical information contained in this AIF for all our properties.

About Eldorado Gold
Eldorado Gold owns and operates mines around the world, primarily gold mines, but also a silver-lead-zinc mine and a currently inactive iron ore mine. Its activities involve all facets of the mining industry, including exploration, discovery, acquisition, financing, development, production, sale of mineral products, and reclamation. Our business is currently focused in Turkey, Greece, Canada, Brazil, Romania and Serbia. Eldorado Gold is governed by the Canada Business Corporations Act (CBCA) and is headquartered in Vancouver, BC.
Each operation has a general manager and operates as a decentralized business unit within the Company. We manage exploration properties, merger and acquisition strategies, corporate financing, global tax planning, consolidated financial reporting, regulatory compliance, commodity price and currency risk management programs, investor relations, engineering for capital projects and general corporate matters centrally, at our head office in Vancouver. Our risk management program is developed by senior management and monitored by the Board of Directors.
Properties as of March 29, 2019

Operating gold mines:	Other Operating Mines and Development projects:
● Kişladağ, in Turkey (100%) ● Efemçukuru, in Turkey (100%) ● Olympias, in Greece (95%)
● Stratoni, in Greece (95%), silver-lead-zinc mine
● Lamaque, in Canada (100%) development project
● Skouries, in Greece (95%) development project
● Perama Hill, in Greece (100%) development project, currently on care and maintenance status
● Certej, in Romania (80.5%) development project
● Tocantinzinho, in Brazil (100%) development project
● Bolcana, Romania (80.5%) development project
● Sapes, in Greece (100%) development project currently on care and maintenance status
● Vila Nova, in Brazil (100%), iron ore mine, currently on care and maintenance status

Kişladağ, Efemçukuru, Olympias, Skouries and Lamaque are material properties for the purposes of NI 43-101. The term Kassandra Mines is used throughout this AIF to reference the Stratoni and Olympias mine and Skouries project. The Stratoni mine consists of two deposits; Mavres Petres, which is still being mined, and Madem Lakkos, which was mined out previously.

Eldorado Gold Corporation

Head office:
Suite 1188 – 550 Burrard Street
Vancouver, British Columbia, V6C 2B5
Telephone:     604.687.4018
Facsimile:       604.687.4026
Website:         www.eldoradogold.com

Registered office:
Suite 2900 – 550 Burrard Street
Vancouver, British Columbia, V6C 0A3

Other offices:

Turkey	Canada	Greece	Netherlands	Brazil	Romania	Serbia	Barbados
● Ankara ● Usak ● Izmir ● Canakkale	● Val-d’Or	● Athens ● Alexandropoulos ● Stratoni ● Sapes	● Amsterdam	● Belo Horizonte ● Santana	● Deva	● Belgrade	● Bridgetown

Our corporate structure is illustrated in the chart below (other than those subsidiaries permitted to be excluded under Section 3.2 of 51-102F2).

Eldorado Gold Corporation (CBCA)
100%
Eldorado Gold (BC) Corp
100%
Frontier Pacific Mining Corporation (BC)
99.99%
Eldorado Gold Cooperatief U.A. (Netherlands)
Eldorado Gold Holdings (BC) Ltd.
100%
Brazauro Resources Corporation (BC)
99.99%
Candelaria Pesquisas SA (Brazil)
0.01%
99.99%
Brazauro Recursos Minerais SA (Brazil)
100%
Tocantinzinho Project (Brazil)
Sao Bento Holdings Ltd. (Barbados)
100%
Candalaria Holdings Limited (BVI)
99.99%
Unamgen Mineracao e Metalurgia SA (Brazil)
100%
Vila Nova Iron Ore Mine (Brazil)
100%
Eldorado Gold (Romania) BV (Netherlands)
80.5%
Deva Gold SA (Romania)
100%
Certej (Romania)
100%
Scarborough Minerals International BV (Netherlands)
100%
Kyprou Gold Ltd. (UK)
100%
Thrace Investment BV (Netherlands)
51%
49%
Thrace Minerals SA (Greece)
100%
Sapes Gold Project (Greece)
100%
Eldorado Thrace (Greece) BV (Netherlands)
100%
Thracean Gold Mining (Greece)
100%
Perama Hill Gold Project (Greece)
100%
Eldorado Gold (Netherlands) BV
100%
SG Resources BV (Netherlands)
100%
Tuprag Metal Madencilik Sanayi ve Ticaret AS (Turkey)
100%
Kisladag Gold Mine (Turkey)
Efemcukuru Gold Mine (Turkey)
100%
Eldorado Gold (Greece) BV (Netherlands)
95%
Hellas Gold SA (Greece)
100%
Skouries Project (Greece)
Olympias Mines (Greece)
Stratoni Mines (Greece)
100%
Integra Gold Corporation (Canada)
100%
Integra Gold (Quebec) Inc. (Canada)
100%
Lamaque/Sigma Infrastructure
100%
Lamaque Project (Canada)
Eldorado Pacific Pty Limited (Australia)
100%
Sino Gold Mining Pty Limited (Australia)

Subsidiaries
We abbreviate and refer to our subsidiaries as follows:

•	Brazauro Recursos Minerais S.A. (Brazauro)

•	Deva Gold S.A. (Deva Gold)

•	Hellas Gold S.A. (Hellas Gold)

•	Integra Gold Corp.(Integra)

•	SG Resources B.V. (SG)

•	Thracean Gold Mining S.A. (Thracean)

•	Thrace Minerals S.A. (Thrace Minerals)

•	Tüprag Metal Madencilik Sanayi ve Ticaret AS (Tüprag)

Key events in our recent history

2016	2017	2018
● Completed the sale of the 4 Chinese mineral assets to China National Gold and a subsidiary of Yintai Resources for a combined value of approximately $900M.
● Suspended operations at Skouries based on the action of the Ministry of Energy and Environment (MOE) in January 2016 and restarted the operations in May 2016.

● Reconfigured pit design at Kişladağ and decided to indefinitely defer expansion.
● George Burns appointed President and CEO in April.
● Completed acquisition of Integra, commenced pre-feasibility work (including test mining), and advanced construction of the Lamaque mine and refurbishment of the associated Sigma mill.
● Hellas Gold entered into arbitration proceedings with the Greek Government, which are expected to conclude on or before April 6, 2018.
● Announced intention to move the Skouries project into care and maintenance due to continued permitting delays.
● Announced the reconfiguration of the Board of Directors with retirement of Paul Wright in December 2017 and Jonathan Rubenstein in January 2018.
● Olympias Phase II completed commissioning and achieved commercial production in December.

● Filed 3 separate technical reports for Kişladağ, Lamaque and Skouries.
● Stopped placing new material on Kişladağ heap leach pad in April.
● Board of Directors approved advancement of Kişladağ mill project following a positive feasibility study in October.
● Confirmed positive arbitration ruling, whereby the Arbitration Panel rejected the Greek State’s motion that the Technical Study for Olympias Phase III was deficient and in violation of the transfer contract dated December 12, 2013 between the Greek State and Hellas Gold (the Transfer Contract).
● Filed Application for Payment with the Greek State, requesting payment of approximately €750 million for damages arising from delays in issuance of permits for the Skouries project.
● Lamaque project advanced refurbishment of the Sigma Mill and poured first gold bar.
● Shareholders approved a 5:1 common share consolidation in order to meet NYSE listing requirements. Share consolidation completed in December 2018.
● Announced management changes, including appointment of new CFO and EVP, General Counsel and Legal.

2016
China
On April 26, 2016, Eldorado Gold reached an agreement to sell and on September 6, 2016 completed the sale of its 82% interest in the Jinfeng mine to a wholly-owned subsidiary of China National Gold Group (CNG) for $300M in cash, subject to certain closing adjustments. On May 16, 2016, Eldorado Gold reached an agreement to sell and on November 22, 2016 completed the sale of its interest in the White Mountain mine, the Tanjianshan mine and the Eastern Dragon development project (Yintai operations) to an affiliate of Yintai Resources Co. Ltd. (Yintai) for $600M in cash, subject to certain closing adjustments.
The results from operations for our China business, together with restated comparatives, were presented as discontinued operations within the Consolidated Income Statements and the Consolidated Statements of Cash Flows in Eldorado Gold’s December 31, 2016 financial results. The discontinued operations included the results of Jinfeng up to September 6, 2016 and of White Mountain, Tanjianshan and Eastern Dragon up to November 22, 2016.
Greece
In early 2016, we made significant changes to our investment plans in Greece. In order to complete the construction and development of the Kassandra Mines we require the approval of various routine permits and licenses from a number of government agencies, predominantly under the direction of the MOE.
As a result of routine permits being delayed, we suspended construction and development activities at Skouries in January 11, 2016. Subsequently, we received the building permit for the Skouries processing plant. Activity at Skouries started up again on May 9, 2016. Skouries construction continued and was on track for a start-up date in 2019.
On March 22, 2016, the Company was granted the installation permit in order to complete construction of the metallurgical plant required for Phase II of Olympias. At year end 2016, Olympias Phase II was well advanced and commissioning commenced in Q2 of 2017.
2017
In July 2017, Eldorado Gold completed the acquisition of Integra and commenced pre-feasibility work (including test mining), and advanced construction of the Lamaque mine and refurbishment of the associated Sigma Mill.
In late 2017, Hellas Gold, received a formal notice from the Greek State initiating domestic arbitration. The arbitration notice, pursuant to the provisions of the Transfer Contract between the Greek State and Hellas Gold, alleged that the Technical Study for the proposed Madem Lakkos Metallurgical Plant (Olympias Phase III) for treating Olympias and Skouries concentrates in the Stratoni Valley was deficient and thereby in violation of the Contract and environmental terms of the project.
In January 2017, Eldorado Gold announced the indefinite deferral of the Kişladağ expansion from 12.5 Mtpa to 20 Mtpa. Eldorado Gold then reduced Kişladağ guidance mid-year due to concerns around the leach pad performance. Eldorado Gold identified a potential issue with the leach pad chemistry and subsequently increased the cyanide addition levels. In October 2017, Eldorado Gold reported lower metallurgical recoveries for sections of the orebody that were being mined, which subsequently resulted in a decrease of 40,000 ounces of gold from estimated recoverable ounces in the leach pad inventory. Testwork continued on the metallurgical performance of the remaining material along with a pre-feasibility study around milling.
In November 2017, Eldorado Gold announced its intention to move the Skouries project into care and maintenance due to continued permitting delays. The Skouries project was fully ramped down by late Q4, 2018. At the end of March 2018, Eldorado Gold announced the results of an updated technical report in respect of Skouries.
The Company continued exploration success at Lamaque (Canada), Bolcana (Romania), Efemçukuru (Turkey), and Stratoni (Greece), with a total of 114,900 meters of drilling completed in 2017. At the end of March 2018, Eldorado Gold announced the results of a pre-feasibility study in respect of Lamaque.
Olympias Phase II completed commissioning and achieved commercial production on December 31, 2017.
In April 2017, George Burns was appointed President and CEO. Ross Cory retired from the Board in April, as he did not stand for re-election at the 2017 AGM. The Company announced the reconfiguration of the Board of Directors with the retirement of Paul Wright in December 2017 and Jonathan Rubenstein in January 2018 and the appointment of George Albino as the new Board Chair. The Board was reduced to eight directors (from 10) as well as reducing individual director and overall Board compensation. Jason Cho was promoted to Executive Vice President, Strategy and Corporate Development effective as of November 1, 2017.

2018
In March 2018, the Company completed and filed three separate NI 43-101 technical reports for its Lamaque (Lamaque Technical Report), Kişladağ (Kişladağ Technical Report) and Skouries (Skouries Technical Report) projects.
The Kişladağ Technical Report proposed milling as a solution to the recovery issues that had been observed in late 2017. This pre-feasibility study confirmed that the mill option could provide sound economic returns, increased annual gold production and continuity of the Kişladağ operation until 2030. Based on the pre-feasibility study economics, the Company made the decision to stop mining ore at Kişladağ in April 2018, while a mill feasibility study progressed. The Company continued to extract gold from operation of the existing heap leach pad and achieved better than expected recoveries that led to increasing production guidance on two occasions during 2018.
The results from the Greek arbitration in respect of the Madem Lakkos Metallurgical Plant were received in April 2018, whereby the Arbitration Panel rejected the Greek State’s motion that the Technical Study was in breach of the Transfer Contract. For more information on the results of the Greek Arbitration in 2018, please refer to “Olympias – Hellas Gold Litigation – Arbitration” on page 49.
Also in April 2018, Eldorado received notice from the NYSE that the Company was below criteria that stipulates listed issuers must maintain a minimum average closing share price of US$1.00 per share calculated over a period of 30 days. At the Company’s Annual and Special Meeting of Shareholders on June 21, 2018 (2018 AGM), the Company’s shareholders approved an amendment to the Company’s restated articles of incorporation granting authority to the Board of Directors to effect a 5:1 consolidation of the common shares of the Company prior to the end of 2018.
In September 2018, the Company announced that it had filed an Application for Payment with the Greek State, requesting a payment of approximately €750 million for damages suffered by the Company arising from delays in the issuance of permits for the Skouries project. The Application was a non-judicial request for payment.
In October 2018, the Company completed a feasibility study on the Kişladağ mill and the Board of Directors approved advancement of the Kişladağ Mill Project. As a result of this decision, the Kişladağ leach pad was impaired by $117.6 M. Also, in Q3, the Kisladag leach pad inventory was adjusted upwards by approximately 76,000 ounces of gold during the quarter to reflect an increase in the recoverable ounces on the pad.
In November 2018, Eldorado announced its updated Reserve and Resource estimates as of September 30, 2018. The updated estimates included:

•	Total Proven and Probable Reserves of 389 million tonnes at 1.35 grams per tonne gold containing 16.9 million ounces of gold;

•	Additional new reserves of 60,000 ounces of gold at Lamaque and replacement of milled production (80,000 ounces of gold) at Efemçukuru;

•	Additional Inferred Resources of 572,000 ounces of gold at Lamaque, which now totals 1.8 million ounces of gold; and

•	Maiden Inferred Resource at Bolcana in Romania of 381 million tonnes at 0.53 grams per tonne gold and 0.18% copper, containing 6.5 million ounces of gold and 686,000 tonnes of copper.
In December 2018, Eldorado announced that it would be proceeding with the 5:1 common share consolidation, with an effective date of December 27, 2018.
Also in December, the Company continued to advance the refurbishment of the Sigma Mill and poured first gold bar.
Timothy Garvin joined Eldorado as Executive Vice President and General Counsel on February 20, 2018. Philip Yee, Executive Vice President and Chief Financial Officer, joined the Company in September 2018. Jonathan Rubenstein resigned effective January 1, 2018 from the Board of Directors. Also effective January 1, 2018, Dr. George Albino was appointed Chair of the Board. At the 2018 AGM, Robby Gilmore did not stand for re-election and Teresa Conway was elected to the Board.

2019
In parallel to the Kişladağ Mill engineering and analysis, testwork to extract maximum value from ore already placed on the heap leach pad and the remaining reserves was ongoing throughout 2018. Approximately 900,000 tonnes of ore were placed on a lined test pad in the first quarter of 2018. Late in 2018, results from this pad showed recoveries of approximately 58% from an extended leach cycle approaching 250 days (compared to approximately 40% recoveries from the original 90 day column tests).
In early 2019, the Company analyzed the new data and developed revised heap leaching plans, showing significantly improved economics for the heap leaching scenario. As a result, on January 30, 2019, the Company announced it would resume mining and heap leaching and suspend advancement of the Mill Project at Kişladağ.
The benefits of resuming mining and heap leaching are expected to include:

•
Improved corporate financial metrics over the short- to medium-term when compared to the Mill project, demonstrating an increase in production and free cash flow over the next three years and a significant reduction in capital development costs;

•	The flexibility to consider debt retirement and address balance sheet leverage later in 2019;

•	Lower construction risks;

•	Lower financing risks, as mining and heap leaching will not require external funding; and

•
The potential for higher heap leach recoveries and the ability to extend heap leach mine life by conducting further metallurgical tests on deeper material in the pit under a longer leach cycle for both the three-year guidance and beyond.

Mining at Kişladağ is expected to recommence by the end of the first quarter 2019. The three-year guidance is based on mining and stacking an initial 22 million tonnes of ore grading over 1.1 grams per tonne gold during the next three years, as well as continuing to leach the material currently on the pad.
While the Mill Project has been suspended, the project remains viable in the short-term.  The viability of the Mill Project will continue to be assessed in light of the results from ongoing heap leach metallurgical testwork on deeper material and in consideration of other investment opportunities within the portfolio.
2019 full year consolidated gold production of 390,000-420,000 ounces is expected from Kişladağ, Lamaque, Efemçukuru, and Olympias with higher consolidated production expected in the second half of the year.  The Company expects average cash operating costs to decline from $621 per ounce of gold sold in 2018, to $550-600 per ounce of gold sold in 2019. The Company will focus on maximizing free cash flow, including optimizing and improving unit costs and production at all assets and decreasing global G&A expenses.
As mining and heap leaching at Kişladağ ramps up in 2019, consolidated gold production is expected to increase to 520,000-550,000 ounces of gold in 2020. Production is expected to decrease to 350,000-380,000 ounces of gold in 2021 from existing operations.
Guidance at Kişladağ for subsequent years will be updated later in 2019 based on results of testwork on longer leach cycle recovery being completed on the deeper material and prevailing economics around both heap leaching and the mill project.
2019 - 2021 Gold Production and Consolidated Cost Guidance

Production (oz)	2018A	2019E	2020E	2021E
Kişladağ	172,009	145,000 - 165,000	240,000 - 260,000	75,000 - 95,000
Lamaque	35,350[1]	100,000 - 110,000[2]	125,000 - 135,000	125,000 - 135,000
Efemçukuru	95,038	90,000 - 100,000	90,000 - 100,000	90,000 - 100,000
Olympias	46,750	50,000 - 55,000	55,000 - 65,000	55,000 - 65,000
Total	349,147	390,000 - 420,000	520,000 - 550,000	350,000 - 380,000

Consolidated Costs ($/oz sold)	2018A	2019E	2020E	2021E
Cash Operating Cost - C1 ($/oz sold)	625	550 - 600	500 - 600	600 - 700
Total Operating Cost - C2 ($/oz sold)	650	600 - 650	550 - 650	650 - 750
AISC ($/oz sold)	994	900 - 1,000	800 - 900	900 - 1,000
1 Pre-commercial production.
2 Includes ~10,000 ounces of pre-commercial production.

Corporate
Senior Credit Facility
On October 12, 2011, Eldorado Gold entered into a $280M revolving credit facility, maturing October 12, 2015, with a syndicate of lenders. The credit facility (Amended Facility) was amended and restated as of November 23, 2012, and subsequently amended by a first amendment made April 30, 2013 and a second amendment made August 25, 2015. The principal amount of the Amended Facility was increased by $95M to $375M and the maturity was extended from October 12, 2015 to November 23, 2016 (Maturity Date).
On June 10, 2016, Eldorado Gold amended and restated the Amended Facility (Senior Credit Facility) to $250M with the option to increase the principal amount by an additional $100M through an accordion feature. The Maturity Date was extended to June 13, 2020. The Senior Credit Facility is secured by the shares of S.G Resources and Tüprag.
The Senior Credit Facility contains covenants that restrict, among other things, the ability of Eldorado Gold and its material subsidiaries to incur unsecured indebtedness exceeding $150M; incur certain permitted unsecured indebtedness exceeding $850M (inclusive of the Indenture) provided certain conditions are met; and incur certain permitted secured indebtedness exceeding $200M provided certain conditions are met. The Senior Credit Facility also contains restrictions for making distributions in certain circumstances; selling material assets (other than the China assets that were disposed of in 2016); and conducting business other than that which relates to the mining industry. Significant financial covenants include a maximum Net Debt to EBITDA ratio of 3.5:1 and a minimum EBITDA to Interest ratio of 3:1. Eldorado Gold was in compliance with all Senior Credit Facility covenants as at December 31, 2018.
Loan interest is set at the Canadian Prime Rate, Base Rate or LIBOR Rate, in each case plus the applicable margin, which margin is dependent on the net leverage ratio.
The Senior Credit Facility’s intended use is for Eldorado Gold to manage working capital and for general corporate purposes. No amounts were drawn down under the Senior Credit Facility as of December 31, 2018.
For more information on our unsecured notes, please refer to page 120.
Management
Dawn Moss, Executive Vice President, Administration, retired from Eldorado’s management team at the end of February 2018.
Timothy Garvin joined Eldorado as Executive Vice President and General Counsel on February 20, 2018.
Fabiana Chubbs, Chief Financial Officer left the Company at the end of April 2018.
Philip Yee, Executive Vice President and Chief Financial Officer, joined the Company in September 2018.
The Board of Directors
In December 2017, Eldorado Gold announced the resignation of Jonathan Rubenstein effective January 1, 2018 from the Board of Directors. Also effective January 1, 2018, Dr. George Albino was appointed Chair of the Board. At the 2018 AGM, Robby Gilmore did not stand for re-election and Teresa Conway was elected to the Board.
Recent property acquisitions, dispositions and reorganizations
The following discussion is a summary of our recent significant acquisitions and dispositions since January 1, 2016.
Acquisition of Integra:
On July 10, 2017, Eldorado Gold completed the acquisition of Integra by way of plan of arrangement (Arrangement) originally announced on May 15, 2017.  The Arrangement was approved by the shareholders of Integra at its special shareholder meeting on July 4, 2017 and received approval from the Supreme Court of British Columbia on July 7, 2017.
Pursuant to the Arrangement, Integra shareholders collectively received, for all the issued common shares of Integra that Eldorado did not already own, approximately CDN$129M in cash and 77M common shares (or 15M common shares on a post-consolidation basis) of Eldorado Gold (representing approximately 10% of the total issued common shares of Eldorado Gold, post-completion of the Arrangement).

Disposition of China Operations:
The transaction between Sino Gold Mining Pty Limited (Sino Gold), a wholly owned subsidiary of the Company, as seller, and China National Gold Group Hong Kong Limited,  a wholly owned subsidiary of CNG, as buyer, of all of the outstanding shares of Sino Mining Guizhou Pty Ltd. and, indirectly, all of Eldorado Gold’s interest in the CNG Operations, for a price of $300M (subject to certain closing adjustments) in cash and on terms and conditions typical for such transactions, closed September 6, 2016.
The transaction between Sino Gold, as seller, and Shanghai Shengwei Mining Investment Co., Ltd., a wholly owned subsidiary of Yintai, Ltd., as buyer, of all of the shares held by Sino Gold in each of Sino Gold BMZ Limited, TJS Limited and Sino Gold Tenya Hong Kong Limited and indirectly, all of Eldorado Gold’s respective interests in the White Mountain and Tanjianshan mines and the Eastern Dragon development project, for a price of $600M (subject to certain closing adjustments) in cash and on terms and conditions generally customary for such transactions, closed November 22, 2016.
As a result of such dispositions, we no longer have any business operations in China.
Material Reorganization
From time to time, we may reorganize our business, including winding up non-material subsidiaries, and transferring ownership of subsidiaries from one subsidiary to another. The sale of our interests in the CNG Operations and the Yintai operations in 2016 resulted in the indirect sale of 11 subsidiaries and the acquisition of Integra in 2017 resulted in the indirect acquisition of two subsidiaries. See page 8 for our current corporate organizational chart.

About our business
Eldorado is a global gold and base metals producer. We believe our international expertise in mining, finance an project development places us in a strong position to grow in value and deliver returns for our stakeholders as we create and pursue new opportunities.
We are focused on building a successful and profitable, intermediate gold company. Our strategy is to actively manage our portfolio of projects, including pursuing growth opportunities by discovering deposits through grassroots exploration and acquiring advanced exploration, development or low-cost production assets with a focus on the regions where we already have a presence.
From time to time, we may evaluate and re-align our business objectives, including considering suspension or delay of projects or disposition of assets.
We are committed to the following four strategic priorities:

1.	Quality Assets
Our business is based on a portfolio of long-life, low-cost assets in prospective jurisdictions. Our goal is to manage our asset portfolio to allow the Company to achieve long-term growth with solid margins, and enhance our ability to generate free cash flows and earnings per share.

2.	Operational Excellence
We invest in new technologies and training our people in order to increase productivity, reduce risk and operate to guidance year-on-year.

3.	Capital Discipline
Capital discipline underpins every business decision we make. Eldorado Gold considers all competing uses of cash and prioritizes capital for sustaining its operations and developing its key projects.

4.	Accountability
We are committed to doing business honestly, respecting our neighbours, minimizing our environmental impacts and keeping our people safe. Operating this way is essential to the sustainability of our business.

Industry factors that affect our results
Gold market and price
Gold is used mainly for product fabrication and investment. It is traded on international markets. The London AM Fix price for gold on December 31, 2018 was $1,281.65 per ounce.
Foreign currency exposure
All of our revenues from gold sales are denominated in US dollars, while the majority of our operating costs are denominated in the local currencies of the countries we operate in. We monitor the economic environment, including foreign exchange rates, in these countries on an ongoing basis.
The table below shows our foreign exchange losses (gains in brackets) recorded in the last three financial years:

As of December 31:
2016	$2,708,000
2017	($2,382,000)
2018	$3,574,000
Hedging
We monitor and consider the selective use of a variety of hedging techniques to mitigate the impact of downturns in the various metals and currency markets.
As of the date of this AIF, we do not have any material long-term gold or currency hedges. We continue to review the markets and prices for the metals that we produce along with the key consumables (electricity and diesel) and would selectively consider hedges at an appropriate time.
An overview of our business
Below we describe each stage of the mining life cycle and the role of our dedicated teams at each phase.

Exploration
Eldorado’s exploration and corporate development teams actively look for potential new assets within our focus jurisdictions and in new regions. They assess early and advanced stage exploration projects and conduct near-mine and grassroots exploration programs with the primary goal of adding value through discovery and increasing our mineral resources and reserves. Our exploration programs are focused primarily in the countries in which we operate: Canada, Greece, Romania and Turkey. During grassroots exploration, our exploration teams visit prospective areas to conduct geological surveys and sampling, often partnering with other companies to benefit from their local knowledge and experience. If results indicate a possible mineralized deposit, we drill exploration holes to determine whether economically viable concentrations of metals may exist. Successful projects will continue to advanced exploration, wherein drilling programs will define a preliminary resource for evaluation purposes.

Evaluation and Development
During the evaluation and development stage, our engineering, technical services and metallurgy teams conduct feasibility studies to determine:
● the mineral reserves contained in a project;
● the optimal mining methods and mineral recovery processes;
● the required infrastructure;
● the best placement and design of facilities, based on through impact and migration assessments; and
● the required mine monitoring, closure and reclamation plans.
These studies give us a picture of the capital costs required for development and the longer-term economics of the project. We are then able to decide if a capital investment makes economic sense, in order to make a construction decision.

Construction
The project Environmental Impact Assessment (EIA) (also known as an Environmental Impact Study (EIS) and other relevant permits require approval by government authorities. Once we have received this along with management’s investment committee approval as well as board approval to proceed, our capital projects team can begin construction. Explicit requirements described in each EIA guide our activities and help us manage any social and environmental risks.
This construction phase requires the greatest input of capital and resources over a project’s life cycle, and through this phase we can add significant value to local economies through local job growth and procurement.

Mining and Processing
During production, our operations team and site personnel are responsible for mining and extracting ore from our underground mines (Efemçukuru, Olympias, Lamaque, Stratoni) and open pit mines (Kişladağ). The ore is processed on-site to produce a concentrate or doré. Any leftover materials generated by our mining activities, which typically include topsoil, waste rock and tailings, are either placed on-site in engineered facilities for storage and treatment, or reused elsewhere on-site as part of construction activities, rehabilitation, or as underground backfill. Rigorous environmental monitoring – to test air, water and soil quality, and noise, blast vibration and dust levels – enables us to comply with environmental regulations and our operating licenses and permits.

Reclamation and Closure
Restoring the land so it is compatible with the surrounding landscape is a priority for us and our communities in which we operate. How we conduct our rehabilitation in one jurisdiction impacts how we are welcomed in another. Therefore, prior to and throughout a mine’s operation, our operations teams develop and continuously enhance plans for the mine’s future closure in order to:
● protect public health and safety;
● eliminate environmental damage;
● return the land to its original condition, or an acceptable and productive alternative; and
● provide for long-term social and economic benefits.

Sales of Mineral Products
We produce gold doré as well as gold, silver, lead and zinc contained in concentrates. Our in-country marketing teams are responsible for finding downstream smelters and refineries and establishing long-term working relationships and purchase agreements. These agreements outline the terms and conditions of payment for our products, and specify parameters and penalties for the quantity, quality and chemical composition of our doré and concentrate.
The gold doré produced at Kişladağ is refined to market delivery standards at gold refineries in Turkey and sold at the spot price on the Precious Metal Market of the Borsa Istanbul. Gold doré will also be produced at Lamaque with commerical production beginning in 2019 and will be sold to local refineries in Ontario.
Contracts are also in place for the sale of concentrates from Greece and Turkey. These include gold concentrates from Efemçukuru and Olympias as well as lead/silver and zinc concentrates from Stratoni and Olympias. These concentrates are sold under contract and are paid for at prevailing spot prices for the contained metals.

Production and costs

				2018
	2018	2017*	Change	First quarter	Second quarter	Third quarter	Fourth quarter
Total
Gold ounces produced (including gold from tailings retreatment and pre commercial production at Olympias and Lamaque)	349,147	292,971	56,176	89,372	99,105	84,783	75,887
Cash operating costs ($ per ounce)	625	509	116	571	587	754	626
Total cash cost ($ per ounce)	650	534	116	598	610	762	666
All in sustaining cost ($ per ounce)	994	922	72	878	934	1,112	1,200
Realized price ($ per ounce sold)	1,269	1,262	7	1,333	1,287	1,177	1,245
CONTINUING OPERATIONS: Kişladağ
Gold ounces produced	172,009	171,358	651	53,813	55,930	34,070	28,196
Tonnes to pad	3,206,494	13,061,861	(9,855,367)	2,847,667	358,827	—	—
Grade (grams per tonne)	1.13	1.03	0.10	1.14	1.01	—	—
Cash operating costs ($ per ounce)	662	500	162	576	664	890	547
Total cash cost ($ per ounce)	683	522	161	599	684	892	586
Efemçukuru
Gold ounces produced	95,038	96,080	(1,042)	22,855	24,146	24,493	23,544
Tonnes milled	499,121	481,649	17,472	124,335	126,304	120,491	127,991
Grade (grams per tonne)	6.76	7.01	(0.25)	6.47	6.78	7.30	6.55
Cash operating costs ($ per ounce)	511	524	(13)	532	515	456	535
Total cash cost ($ per ounce)	540	556	(16)	565	536	471	582
Lamaque
Ounces produced	35,350	7,061	28,289	2,740	3,134	13,430	16,046
Cash operating costs ($/ounce)	-	-	-	-	-	-	-
Sustaining capex	-	-	-	-	-	-	-
Olympias**
Gold ounces produced (pre-commercial)	46,750	18,472	28,278	9,964	15,895	12,790	8,101
Tonnes Milled	322,659	141,237	181,422	76,965	93,430	90,426	61,838
Grade (grams per tonne)	7.75	7.45	0.30	7.44	8.76	7.62	6.98
Stratoni
Lead/zinc concentrate tonnes sold	34,764	41,693	(6,929)	6,770	12,978	2,832	12,184
*Production totals for 2018 include pre-commercial production for Lamaque
**Production totals for 2017 include pre-commercial production for Olympias. 2018 numbers are commercial production only.

Further notes:

•	We calculate cash operating costs according to the Gold Institute Standard.

•	Total cash cost is cash operating costs plus royalties, and production taxes.

•	Cash operating costs, total cash cost and all-in sustaining costs (AISC) are non-IFRS measures. See page 23 of our MD&A and below for more information.

•
AISC are calculated by taking total cash costs and adding sustaining capital expenditure, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion. Eldorado Gold began reporting AISC per ounce sold in 2014.

How we measure our costs
The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Costs are calculated using the standard developed by the Gold Institute, a worldwide association of suppliers of gold and gold products including leading North American gold producers.
The Gold Institute stopped operating in 2002, but its standard is still widely used in North America to report cash costs of production. Adoption of the standard is voluntary, so you may not be able to compare the costs reported here to those reported by other companies.
Cash operating costs (C1)
Cash operating costs and cash operating cost per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Cash operating costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Cash operating cost per ounce sold is based on ounces sold and is calculated by dividing cash operating costs by volume of gold ounces sold. The Company discloses cash operating costs and cash operating cost per ounce sold as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. We calculate costs according to the Gold Institute Standard. The most directly comparable measure prepared in accordance with IFRS is production costs. Cash operating costs and cash operating cost per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.
Total cash cost
Total cash cost, a non-IFRS measure, is cash operating costs, plus royalties and production taxes.
All-in Sustaining Cost
AISC and AISC per ounce sold are non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC set out by the World Gold Council and the updated guidance note dated November 14, 2018. The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion and amortization related to current operations. Corporate expenses include general and administrative expenses. AISC excludes growth capital and reclamation cost accretion not related to current operations, all financing charges (including capitalized interest), except for financing charges related to leasing arrangements, costs related to business combinations, asset acquisitions and asset disposals, adjustments made to normalize earnings, for example impairments on non-current assets, one-time material severance charges, or legal costs or settlements related to significant lawsuits.
The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information on the Company’s operational performance and ability to generate cash flows. The Company reports this measure on a gold ounces sold basis. Please refer to our management’s discussion and analysis (MD&A) for the year ended December 31, 2018. You can find these documents and additional information about the Company filed under our name on SEDAR (www.sedar.com).

Corporate Social Responsibility
For us, being a responsible corporate citizen means making a positive impact in the areas where we operate by protecting the environment, providing a safe and respectful workplace for our employees and contractors, and investing in infrastructure, economic development, health and education in the communities around our operations so that we can enhance the lives of those who work and live there beyond the life of the mine.
Over the past twenty-three years, we have operated mines in Mexico, Brazil, Turkey, Greece and China. We expect to announce commercial production in Canada shortly. We continue to operate in Turkey, operate and develop our projects in Greece, and maintain progress towards developing our existing projects in Brazil and Romania. We are proud of our record of implementing industry best practices that minimize environmental impacts while maximizing long-term social and economic benefits.
Our Workforce
At the end of 2018, we directly employed 4,324 employees and contractors worldwide, with the majority of our employees residing in local communities near our operations.
We have permanent employees and contractors in nine countries. We also engage a number of contractors to work on specific projects. The table below shows the number of personnel working at our operations by country at December 31, 2018.

	Employees	Contractors	Total
Turkey	995	592	1,587
Brazil	40	83	123
Greece	1,110	527	1,637
Canada	358	300*	658
Romania	235	64	299
Serbia	10	0	10
Netherlands	8	0	8
China	0	2	2
Total	2,756	1,568	4,324
* Contractor numbers estimated based on man-hours worked in 2018.
The majority of our employees are unionized, with employment terms and conditions negotiated through collective bargaining agreements. In 2018, we renewed each of our agreements in Turkey, Brazil and Romania. In Greece, we renewed our agreement with the Surface Workers Trade Union in 2018, and are currently undergoing negotiations to renew our agreements with the Underground Miners Trade Unions. Approximately 69% of our employees at our mines in Turkey, Greece, Brazil, Canada and Romania were covered by collective bargaining agreements in 2018.
We are committed to resolving employee relations matters promptly and to mutually beneficial outcomes.
Less than 1% of our employees across the Company, including our operations and projects, are expatriates. We pay locally competitive salaries and benefits to our employees and contractors.
To provide a healthy and safe work environment, our workforce is trained on a regular and ongoing basis. These training programs are designed to minimize accidents and occupational illnesses.

Operating Responsibly
The "About our Business" section of this AIF describes each stage of the mining life cycle, from exploration through to mine closure. Below we provide a brief overview of some of the additional activities we undertake as part of being a responsible operator and respectful neighbour.
Exploration
During exploration, while we conduct geological surveys, drilling and sampling to determine the existence and location of an ore deposit, we first engage directly with local communities. Through this interaction, we seek to understand their social and environmental concerns and consider these as part of our exploration programs and potential mine development plans. We hire local residents and local contractors to assist us in conducting our exploration fieldwork. We also assess community needs so that we can plan future initiatives and investments. During exploration, we also conduct environmental baseline studies as part of our mine impact assessments.
Evaluation and Development
During the evaluation and development stage, we complete feasibility studies that outline the economics, optimal mining methods and mineral recovery processes for the project, including environmental and closure considerations. We conduct extensive environmental testing and studies to establish baseline data and characteristics for air, water, soil and biodiversity. All this information becomes part of an EIA, also referred to as an Environmental Impact Study (EIS) that must be completed and approved by the relevant government authorities before a project can be developed. Sustainability criteria are built into the EIA, and throughout the environmental permitting process we engage and consult with local communities, businesses and government to obtain input and commentary. This research and dialogue helps Eldorado develop innovative solutions for the social and environmental challenges of our projects, including, but not limited to, dust and air emissions, water and energy use, noise and waste. Infrastructure development initiatives – such as initiatives for improving roads, building sewage systems and drilling water wells – may also commence, subject to both project and local community needs.
Construction
We make it a priority to hire locally. We also train and instruct our employees and contractors in leading environmental, health and safety practices, procedures and controls. Based on dialogue with local communities and businesses, we identify gaps in skills and capacity, provide on-the-job training and, where possible, work with local technical schools and universities to enhance their mining-specific and trades programs so that local residents and businesses have the skills and training necessary for employment with us.
Mining and Processing
All of our mining operations are required to comply with the more stringent of the local or international environmental standards. We implement the practices described in our applicable EIA or EIS and permits to mitigate known potential environmental impacts throughout the life of a mine.
Beyond adherence to our permits and licenses, we add value during the production phase through a commitment to local employment and procurement, operational excellence, local investment and community engagement. New equipment and technologies, continuous improvement projects, low accident rates, a commitment to environmental stewardship and effective controls and procedures combine to deliver productivity benefits. Frequent consultation with local communities and businesses helps identify where we can create new opportunities for sustainable economic development within the framework of our Code of Business Conduct & Ethics and Anti-Bribery & Anti-Corruption Policy (ABC).
Consultation with local communities continues throughout the mining and processing cycle. As part of our commitment to protecting the environment, we maintain extensive environmental monitoring programs, the results of which are shared with relevant government agencies and independent government and academic groups. We also regularly audit our operations to determine whether each site is operating within environmental limits. We monitor air, water (surface and ground) and soil quality, as well as noise, blast vibration and dust levels both on the mine site and surrounding areas. We are sensitive to the potential impacts of our operations on local communities and have robust programs to mitigate any such effects. We also implement programs to preserve biodiversity at and near our operations. All types of mine waste, including hazardous wastes, are stored and disposed of with consideration for their potential environmental impacts. Water use is strictly controlled across all of our sites to reduce overall water consumption, and we recycle as much water as is possible. Process tailings are discharged into specially constructed storage facilities, which are lined if required, and water from tailings is recycled through the mining process or, if being discharged, treated and tested to meet regulated limits before release. Measures are also in place to safeguard our tailings storage areas in the case of heavier than usual rainfall.
An overview of Eldorado’s planned and existing tailings facilities is outlined in the table below and outlined in further detail within the Properties section of this AIF.

Site	Facility	Construction type	Lined / Unlined	Dam material	Lifecycle
Efemçukuru	Dry Stack Flotation Tailings Storage Facility	Downstream	Lined
Compacted mine rock for the berm located at the toe of the structure, constructed over prepared foundation and lined with geosynthetic clay liner and double side textured high density polyethylene (HDPE) geomembrane.
In operation
Kokkinolakkas	Dry Stack Flotation Tailings Storage Facility	D/S embankment: Downstream U/S embankment: Axial (Centreline)	Lined	D/S embankment: Rockfill U/S embankment: Rockfill with clay core. Facility includes a 4-layer impermeable liner.	In operation
Skouries*	Dry Stack Integrated Waste Management Facility	Downstream	Unlined	Earth and rockfill embankment.	Designed
Lamaque	Sigma CIL Tailings Storage Facility	Upstream	Unlined	Tailings with reinforced rock buttressing.	In operation
Lamaque	Lamaque Old Tailings Storage Facility	Upstream	Unlined	Tailings	Not in use
Tocantinzinho	Flotation Tailings Dam	Downstream	Unlined	Compact clayey soil starter dam, later with clay core and compacted rockfill.	Designed
Tocantinzinho	CIL Tailings Storage Facility	Downstream	Lined	Basin in natural terrain with compacted soil, laterite and rockfill, and HDPE geomembrane layer.	Designed
Certej	Flotation Tailings Dam
Downstream for starter dam and first rise, and Centreline for the second rise.
Due to local terrain conditions, both a lateral and upstream dam are required.
Both will use Downstream construction method.
			Unlined	Rockfill for both the upstream and downstream dams. Rockfill with a clay core for the lateral dam.	Designed
Certej	CIL Tailings Dam	Downstream for starter dam and first rise, and Upstream for the second rise.	Unlined	Rockfill for starter dam and first rise. Tailings for second rise.	Designed
Perama Hill	Mine waste management facility – dry stack deposition	Downstream	Lined	Earth and rockfill embankment with composite lining.	Designed
Vila Nova	Tailings Dam	Downstream	Unlined	Gravely clay soil, covered with gravel/laterite and grassy vegetation.	Under rehabilitation
*Dry stacking is Eldorado’s preferred option for the storage of tailings at Skouries. We have submitted a revised technical study for this but have not yet received approval from the Greek government.

Since the life of any mine is limited, we encourage and work with local communities to create new opportunities for long-term economic development. For example, we have supported the creation of local companies such as a vineyard management company at Efemçukuru, a plant nursery business at Olympias, and transport services companies at both Kişladağ and Efemçukuru. At Lamaque, we developed a training program for First Nations students to become skilled mine workers in areas such as diamond drilling and allowing them to gain valuable work experience and employment at the site. Projects like these ultimately benefit local communities and help to provide opportunities for local residents, including those not directly associated with mining operations, beyond the life of our mines.
Reclamation, Care and Maintenance and Closure
Prior to and throughout a mine's operation, we conduct research to establish best practices for mine reclamation and closure. Whenever possible, remediation and reclamation will begin in parallel with other work being carried out across the mine. For example, at Kişladağ, cover systems for capping the leach pad and rock dumps have been designed and are implemented as work is completed on those areas. Topsoil removed from mining and construction areas is stored for later use in all reclamation activities. We also investigate different plants, shrubs and tree species suitable for local propagation in studies that are typically done in onsite greenhouses.
Sometimes it is necessary to place a mine site or development project under care and maintenance, whereby we temporarily close the site when there is the potential to recommence operations at a later date. This may occur when a mine or development project is considered temporarily unviable (e.g. current economic conditions or resource prices) or expected permits have not been issued. During care and maintenance, such as at Eldorado’s Vila Nova mine, production and construction activities are stopped but the site is managed so that it remains in a safe and stable condition. Environmental risks such as mine tailings, hazardous materials storage and water continue to be monitored and managed, while idle plants and machinery are maintained. Care and maintenance does not reduce our environmental or safety requirements. Skouries is in care and maintenance due to Greek government delays in issuing required permits.
After a mine site is permanently closed, we conduct further environmental monitoring and reclamation activities, as required by the mine’s EIA and mine licenses, so that the environment can successfully transition to a productive ecosystem.
All of Eldorado’s mine closure plans address:

•	Decommissioning – dismantling mine infrastructure such as facilities and buildings;

•	Reclamation – rehabilitating and revegetating disturbed areas;

•	Ongoing monitoring – long-term monitoring of environmental parameters; and

•	Closure costs – regularly reviewing and updating closure plan costs, and making financial provisions.
Ethical Business
Throughout the lifecycle of our operations, we remain aware of the social, political and economic risks posed by bribery and corruption. These risks may result in social or financial harm to our business and our stakeholders, and it is our responsibility to operate transparently under the rule of law to mitigate these risks in all of our operating jurisdictions. Eldorado’s Code of Business Conduct & Ethics (the Code) and ABC policy are intended to directly address these risks and advance ethical business conduct across our operations. The Code and ABC policies are discussed further on page 123.

Health and Safety
The return of our people to their home safely every day is paramount to us. We are committed to the highest health and safety standards, strictly adhere to the most stringent safety regulations and have systems in place to promote a culture of safety.
2018 Safety Performance
We work to maintain a good safety record by investing in environmental and health and safety training at our operations, and measure our results by tracking the numbers of lost-time incidents (LTIs) and the lost-time incident frequency rate (LTIFR) at each of our sites. In order to reduce or eliminate LTIs we continue to train our workers and stress the importance of safety at our operations as one of our core values. We hold contractors working for Eldorado to the same high standards as our employees and all of our safety reporting herein combines employees and contractors.
The table below shows our LTI performance for 2018 for our employees and contractors.

		Man hours worked (million)	LTI	LTIFR
Turkey	Kişladağ	1.61	2	1.24
	Efemçukuru	1.67	1*	0.60
Canada	Lamaque*	1.04	2	1.92
Brazil	Vila Nova	0.07	1	14.52
	Tocantinzinho	0.24	—	—
Greece	Stratoni	0.88	2	2.28
	Olympias	1.47	2	1.36
	Skouries	0.49	—	—
	Perama Hill	0.02	—	—
Romania	Certej	0.56	—	—
Exploration	Exploration	0.42	1	2.39
Total		8.47	11	1.30
* Note, incident occurred at a concentrate yard sampling laboratory off-site from the mine.
We had an overall LTIFR of 1.30 this year, a 21% decrease from 2017. Last year we saw the LTIFR increase for the first time in five years, so we are pleased to see this trend reverse in 2018. Unfortunately, Eldorado’s total recordable injuries, which include lost time, restricted work and medical treatment injuries, increased in 2018. We are happy that incident reporting continues to improve, but it is clear we must continue strengthening our safety practices and culture to eliminate workplace injuries.
In early 2018, we introduced a Golden Rules Health & Safety Handbook to our global workforce. The Handbook outlines a set of safety procedures that every employee and contractor must follow while at work, including specific risks and procedures for common mining activities. It is a mandatory part of every worker’s personal protective equipment and was introduced during Eldorado’s inaugural International Safety Week, where our sites spent the week hosting talks, training, competitions and other activities centered on safety in the workplace.
Health and Safety Policy
In 2017, Eldorado updated its Health and Safety Policy. The health and safety of our employees and local stakeholders is a key priority of Eldorado. We are committed to providing our employees with both a safe working environment and the skills necessary to perform their tasks in a safe manner.
To achieve these goals, Eldorado commits to:

•	Promote safety as a core value within all levels of the organization;

•	Comply fully with all applicable health and safety laws and regulations while adopting international best practices;

•	Promote a culture where all employees and contractors take responsibility for safety, actively take part in training and recognize the importance of continuous improvement;

•	Provide adequate resources throughout project life cycles to ensure the risks associated with every task are understood and mitigated;

•	Offer wellness programs in order to provide basic medical treatment, including immunizations and medical checkups as an effort towards illness prevention;

•	Require all of our contractors, suppliers and partners to conform to our Health and Safety Policy in their business activities while on our sites;

•	Adhere to the Company’s Global Health and Safety Directive to ensure consistency with respect to the design and application of health and safety management systems;

•	Implement emergency response programs at each mine site to support our activities, employees, visitors and community members; and

•	Make our Health and Safety Policy accessible to all employees, contractors, stakeholders, business partners and interested parties to Eldorado.
This Policy is translated into each of our local languages and posted on notice boards at all of our operations. A full copy of the Health and Safety Policy is available on our website: (https://www.eldoradogold.com/responsibility/health-and-safety/).
Eldorado Gold also has a Sustainability Committee comprising selected members of the Board of Directors. Their task is to oversee and monitor the environmental, health, safety, community relations, security, human rights and other sustainability policies, practices, programs and performance of the Company.
Safety Management Systems
As part of our commitment to a safe workplace, we align our safety management systems with best practice frameworks. OHSAS 18001 is a leading framework for occupational health and safety management systems. Efemçukuru achieved OHSAS certification in 2013 and was recertified in 2016. Kişladağ achieved certification in December 2015 and was recertified in 2018. The Kassandra Mines achieved certification in January 2011 and were recertified in 2014 and 2017. All of the sites mentioned have passed their annual OHSAS surveillance audits as required to maintain certification.
The Kassandra Mines also achieved certification in 2016 to the ISO 39001 road traffic safety management systems framework. The objective of ISO 39001 is to reduce death and serious injuries related to road traffic incidents that are within the mines’ influence.
At the Lamaque project we are building an internal management framework that will encompass health and safety and other management areas including environment and community dialogue. The framework is supported by a 3rd party software system that will help optimize management of occupational health and safety aspects. Major elements of OHSAS 18001 will be integrated into this management framework to achieve equivalence to the Standard, but we will not be pursuing official certification. In parallel to this system, Lamaque is working towards alignment with the Mining Association of Canada’s (MAC) Towards Sustainable Mining (TSM) Framework, including the Safety and Health Protocol. As a Canada-based mine and member of MAC, participation in TSM is mandatory for Lamaque.
For further information on our safety initiatives please visit the ‘Responsibility’ section of Eldorado Gold’s website (https://www.eldoradogold.com/responsibility/).
Environmental
All of our projects and operations are expected to comply with local and international environmental standards. We implement best practices described in our EIAs and EISs and feasibility studies to maintain compliance.
Environmental Policy
In 2017, Eldorado Gold updated its Environmental Policy, which states that the Company is committed to minimizing our impact and protecting all aspects of the natural environment of the areas in which we work. The Environmental Policy also applies to all contractors working on or for any of our projects or mines. This is a core value of Eldorado Gold and applies to all elements of the mining cycle including exploration, development, operation and closure.
To address this standard of protection, Eldorado Gold and its subsidiaries strive to:

•	Design, develop, operate and decommission facilities in an environmentally sound manner;

•	Conform to all applicable environmental laws and regulations, frameworks to which we subscribe and international best practices;

•	Identify, evaluate, manage and regularly review the potential environmental impacts of our projects from inception through to closure;

•	Provide environmental training, equipment and systems to our workforce to ensure the efficient use of resources and encourage suppliers to uphold our standards in their own business practices;

•
Consult with communities of interest, relevant government agencies and key stakeholders to take into account their considerations relating to our environmental governance, including water use and quality, energy efficiency, emission reductions and tailings management;

•	Protect water sources, reduce water use, recycle and reuse water wherever possible and ensure water is discharged according to regulatory requirements;

•	Promote the efficient use of energy and adopt energy efficient practices with the goal of reducing our absolute carbon footprint;

•	Establish, manage and regularly review reclamation and closure plans throughout the mine lifecycle and encourage early reclamation and budget allocation for related costs;

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Locate, design, construct, operate, decommission and close tailings facilities in a manner such that structures are stable, and solids and water are managed within designated areas. Ensure all aspects of tailings management comply with local regulations and conform to sound engineering practice, Eldorado’s standards, the Mining Association of Canada’s (MAC) Towards Sustainable Mining (TSM) Guiding Principles, MAC’s Guide to the Management of Tailings Facilities and commitments to our communities of interest;

•	Conduct annual reviews of environmental management systems performance, including tailings facility management programs, to continually improve health, safety and environmental risks; and

•	Take responsibility for adhering to this Environmental Policy and management systems and programs through the commitments and actions of our employees.
The Environmental Policy is translated into each of our local languages and posted on notice boards at all of our operations. A full copy of the Policy is available in English on Eldorado Gold’s website (https://www.eldoradogold.com/responsibility/our-environment/).
Eldorado’s Sustainability Committee reviews environmental performance and works closely with Eldorado’s management team to monitor adherence to the Environmental Policy.
Eldorado Gold’s properties are routinely inspected by government and regulatory staff along with local community representatives to determine that the properties are in compliance with applicable laws and regulations as well as the Company’s Environmental Policy and standards. Eldorado Gold also has closure plans for all of its operations. These closure plans assist us to properly estimate the key activities and costs associated with implementing the required closure provisions.
Environmental Management Systems
ISO 14001 is an international standard for best practice in environmental management systems. Kişladağ was certified in 2012 and recertified in 2015 and 2018. Efemçukuru was certified in 2013 and recertified in 2016. The Kassandra Mines were certified in 2014 and recertified in 2018.
International Cyanide Management Code (Cyanide Code)
The Cyanide Code is an industry voluntary program for gold and silver mining companies. It focuses exclusively on the safe management of cyanide that is produced, transported, stored and used for the recovery of gold and silver, and on mill tailings and leach solutions. The Cyanide Code also considers the decommissioning of cyanide facilities. Companies that adopt the Cyanide Code must have their mining operations that use cyanide to recover gold and silver audited by an independent third party every three years to determine the status of Cyanide Code implementation. Those operations that meet the Cyanide Code requirements can be certified. A unique trademark symbol can then be utilized by the certified operation. Audit results are publicly available on the International Cyanide Management Institute’s website to inform stakeholders of the status of cyanide management practices at the certified operation.
The objective of the Cyanide Code is to improve the management of cyanide used in gold and silver mining, and to assist in the protection of human health and the reduction of environmental impacts. Eldorado became a signatory to the Cyanide Code in 2012 and we require all of our cyanide suppliers and transporters to join us in becoming signatories.
Kişladağ, currently the only Eldorado mine that uses cyanide to recover gold and silver, received Cyanide Code certification in 2013 and completed its recertification audit in 2017. For further information on the Cyanide Code, please see https://www.cyanidecode.org

Human Rights
Eldorado is committed to supporting the protection of international human rights through best practices in all of our business activities. While governments have the primary responsibility for protecting and upholding the human rights of their citizens, Eldorado recognizes its responsibility to respect human rights at all of its subsidiaries. In addition, we recognize that we have an opportunity to promote human rights where we can make a positive contribution.
Human Rights Policy
In 2017, Eldorado Gold updated its Human Rights Policy. The Human Rights Policy is not intended to supersede local laws, but rather to support host governments in the protection of human rights and prevention of human rights abuses.
To achieve these goals, Eldorado commits to:

•	Uphold and respect human rights as defined in the International Bill of Human Rights and the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work;

•
Respect the rights of our workforce, local community members and other stakeholders who may be impacted by our business activities. We expect our business partners, including security providers, contractors and suppliers, to share this commitment to rights, including those in regard to working conditions, freedom of association, freedom of speech, collective bargaining, maximum working hours, minimum wages, equal opportunity and freedom from discrimination;

•	Support the elimination of all forms of child, forcibly indentured and compulsory labour;

•
Establish grievance mechanisms to identify, receive and respond to human rights concerns from any stakeholder in a neutral manner. Eldorado will take measures to ensure the grievance mechanism’s accessibility, effectiveness and continuous improvement;

•	Not discriminate against any individual on the basis of race, sex, religion, age, social status, sexual orientation or any other arbitrary characteristic unrelated to the individual’s job performance;

•	When it is necessary to engage with public or private security forces, uphold the Voluntary Principles on Security and Human Rights while adhering to local law and regulations;

•	Respect the rights of local and indigenous communities near our sites of operation and ensure that all relevant stakeholders are engaged and measures are taken to respect their rights;

•	Strive for continuous improvement in upholding and respecting human rights through ongoing dialogue with internal and external stakeholders; and

•	Continually review and evaluate changing human rights conditions in the jurisdictions in which we operate.

Our Human Rights Policy is used to inform internal procedures, training and reporting structures, and is overseen by the Sustainability Committee of the Board.
The Human Rights Policy is translated into each of our local languages and posted on notice boards at all of our operations. A full copy of the Human Rights Policy is available in English on Eldorado Gold’s website (https://www.eldoradogold.com/responsibility/our-people/).
Voluntary Principles on Security and Human Rights
Created in 2000, the Voluntary Principles on Security and Human Rights (VPs) are a set of principles designed to guide extractive sector companies in maintaining the safety and security of their operations within an operating framework that encourages respect for human rights. Eldorado is conducting a long-term project to review existing security arrangements and to develop a plan to address performance gaps and training needs in accordance with the VPs. The assessment included a review of management policies, site actions, and stakeholder perceptions related to security and human rights. In November 2017, training on the VPs was provided to Eldorado’s leadership team including officers, country vice presidents and mine managers, and in early 2018 a pilot project was undertaken at Eldorado’s Tocantinzinho project in Brazil. Training materials for security guards under the VPs were prepared in late 2018 and in early 2019 our site security managers and vendors attended a train-the-trainer session in order to facilitate VP training for security guards at each of our sites.

Sustainability Reporting
Year in Review Report
As part of our continued move to enhance corporate responsibility disclosure and transparency, Eldorado Gold has published an annual sustainability report (Year in Review Report) since 2012. Our Year in Review Reports comply with the Global Reporting Initiative’s guidance, and in 2019 we will adopt the latest iteration of the GRI Standards. The GRI Standards are a generally accepted framework for reporting an organization’s economic, environmental and social performance. The GRI Standards contain general and sector-specific content for reporting an organization’s sustainability performance.
Copies of our Year in Review Reports are available under the ‘Responsibility’ section of Eldorado Gold’s website (https://www.eldoradogold.com/responsibility/reporting/).
CDP
The CDP (formerly Carbon Disclosure Project) is an independent not-for-profit organization aiming to create a lasting relationship between shareholders and corporations regarding the implications for shareholder value and commercial operations presented by climate change. Eldorado Gold submitted its first climate change report in 2012 and continues to report on an annual basis in response to CDP’s Climate Change and Water surveys. The data initially presented formed the baseline for future reports.
Conflict-Free Gold Reporting
The Conflict-Free Gold Standard (CFGS) was published by the World Gold Council in October 2012, following an extensive consultation process involving governments, civil society, external auditors and supply chain participants. The CFGS creates a framework for assurance that gold is not contributing to conflict, or contributing to human rights abuses, and helps to put into operation the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains for Minerals from Conflict-Affected and High-Risk Areas. Since inception of the CFGS, Eldorado Gold has annually published a Conflict-Free Gold Report that summarizes how the Company conforms to the requirements.
The latest Conflict-Free Gold Report is available under the ‘Responsibility’ section of Eldorado Gold’s website (https://www.eldoradogold.com/responsibility/).
United Nations Global Compact
On July 29, 2016, Eldorado Gold was accepted into the United Nations Global Compact (UNGC). The UNGC is a United Nations initiative to encourage businesses worldwide to adopt sustainable and socially responsible policies, and to report on their implementation. Joining the UNGC demonstrates our support of the UNGC’s Ten Principles and Sustainable Development Goals (SDGs). We report how the Company’s business operations are aligned to the Principles of the UN Global Compact and SDGs in Eldorado Gold’s Year in Review Report.

Material Properties
Kişladağ

Location	Usak Province, Turkey
Ownership	100% through Tüprag, an indirect wholly-owned subsidiary of Eldorado Gold
Type of mine	Open pit
Metal	Gold
In situ gold as of September 30, 2018*
Proven and probable mineral reserves: 115.7 M tonnes at 0.81 g/t Au for 3.0 M ounces.
Measured and indicated mineral resources: 456.4 M tonnes at 0.61 g/t Au for 8.9 M ounces.
Inferred mineral resources: 290.5 M tonnes at 0.45 g/t Au for 4.2 M ounces

Average annual production**	268,000 ounces
Expected mine life**	9 years, based on proven and probable mineral reserves
Workforce	637 (469 employees and 168 contractors)
*Mineral reserves are included in the total of mineral resources, resource cut-off is 0.3 g/t Au,
**Based on current proven and probable mineral reserves.

History

1997	Identified ore body and began in-depth exploration.
2003
Completed the feasibility study in March.
Kişladağ EIA submitted.
Received environmental positive certificate and mine operation permit.
Increased the mineral reserves and resources in March and September.

2004	Received approvals for construction and the zoning plan in April. Updated the feasibility study in May. Received the construction permit in September and began site activities.
2005	Began construction.
2006	Poured the first doré in May. Began commercial production in July.
2007	Completed Phase II (increase to 10Mtpa) plant construction. Commercial production interrupted in August.
2008	Resumed commercial production in March.
2009	Completed expansion of Phase II leach pad and installed large carbon columns in ADR plant.
2011
Received approval of supplementary EIA for the expansion of mining to 12.5Mtpa and completed Phase III expansion.
Announced the intention to expand the process circuit to handle 25Mtpa of crushed ore plus an additional capacity averaging about 8Mtpa ROM ore.

2013
Applied for a supplemental EIA to increase yearly ore extraction to 35Mtpa of ore. Announced the deferral of the plans to upgrade the treatment capacity from 12.5Mtpa to 25Mtpa crushed and 8Mtpa ROM ore.
Audited and confirmed as compliant with the Cyanide Code.

2014
Received approval of supplementary EIA for the expansion of the operation to 35Mtpa.
Announced revised expansion of the operation to 20Mtpa.
Announced the deferral of the expansion project due to corporate cash flow considerations; expansion was expected at the time within the next three years.

2015
Completed redesign of south rock dump to extend operating life.
Replaced main overland conveyor, increasing workable leach pad area and placement rate for stacking ore.
Constructed surface water storage dam in conjunction with state water authorities.

2016	Completed crushing optimization project for Phase III circuit. Completed Phase V leach pad expansion. Installed two additional carbon in column lines to the ADR.
2017
Reconfigured pit design and decided to indefinitely defer expansion.
Completed the 154 kV power transmission line, substation and site distribution.
Completed the Phase VI East leach pad expansion.
During the year, Eldorado recognized chemistry issues in the leach pad, and then reported lower projected metallurgical recoveries for deeper sections of the deposit. The Company reduced the estimated recoverable leach pad inventory by approximately 40,000 ounces of gold. Eldorado also initiated a pre-feasibility study into processing methods with higher gold extraction.

2018
Crushing and stacking activities at Kişladağ ceased in April 2018 following the positive results of a Mill Pre-Feasibility Study. Mining of ore also ceased at the same time with the mining fleet transitioning to waste stripping associated with a larger mill pit.
Irrigation of ore on the leach pad continued throughout 2018 at higher cyanide concentrations.
Sonic drilling of the leach pad commenced in 2018 with 9,000m being drilled by year end. Sonic drill core samples were analysed to better understand gold distribution and chemistry within the pad. Additionally, drill holes were utilised for solution injection where applicable.
Production from the leach pad continued to outperform expectations culminating in an additional 76,000 ozs returned to leach pad inventory in October 2018.
Employee and contractor numbers were reduced by approximately 33% and 40% respectively throughout 2018.

2019
In early 2019, the Company analyzed the new data and developed revised heap leaching plans, showing significantly improved economics for the heap leaching scenario. As a result, in January 2019, the Company announced it would resume mining and heap leaching and suspend advancement of the Mill Project.

Licenses, permits, royalties and taxes
We have the required licenses and permits to support our current mining operations.

Mining Concessions
Operating license, IR 85994, covers 17,193 ha and expires May 10, 2032. The area is at approximate Latitude 29° 9’ N and Longitude 38° 29’ E.
The license can be extended if production is still ongoing at the end of the license period.
Under Turkish law, we have the right to explore and develop mineral resources in the license area as long as we continue to pay fees and taxes.
Tüprag has acquired the necessary surface rights to operate the mine at the 12.5Mtpa production rate or an expanded rate if required.

Permits
The Kişladağ EIA was submitted to the Ministry of Environment and Urbanization in January 2003, and the environmental positive certificate was issued in June of that year. A supplementary Kişladağ EIA to increase mine ore production to 12.5Mtpa was subsequently approved in June 2011.
The Kişladağ EIA identified several socio-economic effects of mine development, and identified measures that can be used to avoid or minimize potential environmental impacts.
An additional addendum to the Kişladağ EIA was prepared and submitted in 2013 and approved in June 2014. This Kişladağ EIA covers a potential expansion allowing maximum total mine ore production of 35Mtpa.
Applications have been made to expand the permitted operation area to accommodate the 2014 EIA boundary and the results are pending.
Please see the Pre-Feasibility Study, dated March 2018 for more information on permitting. (See “Business – Description of mineral properties - Material properties – Kişladağ – Technical report”).

Royalties and Taxes
Based on current Turkish legislation, an annual royalty is paid to the Government of Turkey, calculated on the basis of a sliding scale according to the average LME gold price during the calendar year, less some costs associated with ore haulage, mineral processing and related depreciation. At the current budgeted gold price of $1,275, a 6% royalty is in effect. However, because the ore is processed at site, the royalty rate on 2018 production to be paid in 2019 is reduced by 50%, and after deductions, the effective rate is approximately 1.9% of the gold and silver sales revenues. Production from 2019 and subsequent years will be eligible for only a 40% onsite processing reduction after deductions of certain costs. This equates to an effective royalty of 2.7%. The corporate income tax rate applicable to profits of Kişladağ in 2017 was 20% and it increased to 22% in 2018 for tax periods 2018, 2019 and 2020.

Recent Events
In June 2017, The Company provided an update to guidance for 2017 for the Kişladağ operation. At that time, we indicated that gold solution grade and consequently gold recovery from the leach pad had recently lagged internal expectations. Laboratory and in situ tests where solution chemistry had been adjusted had indicated normal recovery rates were still expected. However, more time was required to adjust the overall pad solution chemistry and allow solution to flow through the current stack height of the leach pad, which was at approximately 80 metres at the highest point.
In October 2017, the Company provided a further update on the laboratory testwork that was undertaken, which indicated that lower recoveries were then expected from the zone of mineralization located around the base of the open pit where mining was currently underway. Monthly composite samples from material recently placed on the pad, even with adjusted solution chemistry, indicated lower gold recoveries. Final recoveries in the low 40% range were anticipated for this material. This resulted in a reduction in the recoverable leach pad inventory by approximately 40,000 ounces of gold. Further metallurgical testwork was ongoing to determine the extent of the impact on gold resources and reserves.
The Company also indicated that it was looking at alternative treatment methods, including studies on finer particle breakage, either through milling or high-pressure grinding rolls (HPGR) crushers. We had previously contemplated construction of a mill at Kişladağ and historic and ongoing test work using bottle rolls and other metallurgical tests indicated that milling should result in consistently higher recoveries compared to heap leaching throughout the orebody.

In March 2018, the Company announced the results of a pre-feasibility study on a mill option at Kişladağ. Following a year of engineering and testwork, in October 2018, the Company announced that the Board of Directors had approved the advancement of the mill project and the results of a feasibility study for the Kişladağ Mill Project, including the following highlights:

•	Estimated capital investment of $520 million (including $384 million for the mill, $75 million for pre-stripping, and $61 million in contingency and growth allowance);

•
Estimated after-tax project net present value (NPV) of $392 million at a 5% discount rate, after-tax internal rate of return (IRR) of 20.4% and payback period of 3.9 years, all at an assumed gold price of $1,300; and

•
Proven and Probable reserves materially the same as outlined in the National Instrument 43-101 (“NI 43-101”) Pre-Feasibility Study filed in March 2018, of 3.0 million ounces at 0.81 g/t Au, accounting for depletion over the first four months of 2018, support a nine year mine life with average annual production of 270,000 ounces of gold at an all in sustaining cost ("AISC") of $793 per ounce.

In parallel to the Kişladağ Mill engineering and analysis, testwork to extract maximum value from ore already placed on the heap leach pad and the remaining reserves was ongoing throughout 2018. Approximately 900,000 tonnes of ore were placed on a lined test pad in the first quarter of 2018. Late in 2018, results from this pad showed recoveries of approximately 58% from an extended leach cycle approaching 250 days (compared to approximately 40% recoveries from the original 90 day column tests).
This extended leach cycle was contrary to expectations and was not previously observed for a number of reasons. While we have completed many column tests (2 m columns), normal practice is to stop irrigating these columns once the gold solution drops to an uneconomic level. Normally, this occurs at 60-90 days in the 2 m columns. Also, on the leach pad, we stop irrigating after a normal period of time (varying but around 120 days), to allow for placement of more new material. We have previously not tested material over extended leach cycles as it was understood that material buried under fresh material would still continue leaching once irrigation was supplied to the new material and therefore completing irrigation was not considered critical.
What the extended leach cycle demonstrated was that very long leach cycles could increase the overall recovery for material that we are currently treating. We do understand that material in the deeper sections of the pit are still expected to provide lower recoveries than previous. We have indicated that the 22 million tonnes that are currently planned to be processed will have an average recovery of 50%. Testwork is continuing on the deeper material to determine what recoveries we can expect from the longer leach cycle. We are also investigating HPGR at the same time. If this testwork is successful in increasing recovery, more ounces could be produced than are indicated below, and we may be able to process more than the currently planned 22 million tonnes.
In early 2019, the Company analyzed the new data and developed revised heap leaching plans, showing significantly improved economics for the heap leaching scenario. As a result, in January 2019, the Company announced it would resume mining and heap leaching and suspend advancement of the Mill Project at Kişladağ.
While the Mill Project has been suspended, the project remains viable in the short-term.  The viability of the Mill Project will continue to be assessed in light of the results from ongoing heap leach metallurgical testwork on deeper material and in consideration of other investment opportunities within the portfolio.
Production, cash operating cost per ounce, and sustaining capital for 2018 was as follows:

2018
Production	172,009
Cash Operating Cost per ounce	$662
Sustaining Capital*	$17.8 M
*See “About our business—How we measure our costs” for information on how sustaining capital is calculated.

Cash operating cost consists of mining, process and site general and administrative (G&A) costs. The following table outlines these costs for 2018.

2018 Actual costs (per tonne treated)
Mining	$2.26
Process	$14.46
G&A	$2.43
Other*	$16.31
Total**	$35.46
* Other includes items that are not included directly in any of the other lines but are included in the cash operating costs. This includes items such as transport and refining, inventory change and any other metal credits
** 2018 Actual total costs are not indicative of normal operating costs as we only processed approximately 3 Mt in 2018 and continued leaching for the whole year.

Approximately 9 million tonnes of new ore at an average grade of 1.1 grams per tonne is planned to be placed on the pad in 2019. We are expecting to produce between 145,000 and 165,000 ounces of gold at cash costs estimated to be $550-600 per ounce of gold sold. Ore placed on the pad in 2019 is expected to contribute to production commencing in the second half of 2019 and into 2020. Sustaining capital costs for 2019 is estimated at $10-15M, which is lower than 2018 spending of $17.8M. Sustaining capital includes capitalized waste stripping, equipment overhauls, some refurbishment work on the primary crusher and various small capital projects.
Production in 2020 is expected to be between 240,000 and 260,000 ounces at a cash cost of $ 500 to $ 600 per ounce. In 2021, production is expected to be between 75,000 and 95,000 ounces at a cash cost of $ 600 to $ 700 per ounce.
Technical Report
The scientific and technical information regarding Kişladağ in this AIF is primarily derived from or based upon the scientific and technical information contained in the pre-feasibility study titled “Technical Report, Kişladağ Milling Project, Turkey” with an effective date of March 16, 2018 (Kişladağ Milling Project Report) prepared by Stephen Juras, Ph.D., P.Geo., Paul Skayman, FAusIMM and David Sutherland, P.Eng., all three of whom are employees of Eldorado Gold, and by John Nilsson, P.Eng, an independent consultant, all of whom are “Qualified Persons” under NI 43-101.
The Kişladağ Milling Project Report is available under Eldorado Gold’s name on SEDAR and EDGAR.
A prefeasibility study design of a milling circuit was completed by Ausenco based on a scoping study executed internally by Eldorado in 2017. The Ausenco capital cost was incorporated with Eldorado’s operating costs including the existing operations and calculations for the proposed milling expansion into Eldorado’s cost models.
Unit operations for the milling design include fine ore storage, milling, leaching, CIP, ADR, gold recovery (using the existing KCTP electrowinning and gold room), cyanide tailings detoxification, and tailings filtration. The tails would be conveyed on the existing overland system to a new dry stacked facility north of the current heap leach facility.
Unit costs for mining are expected to increase as the pit deepens and the hauling distance to the rock dump lengthens to reach higher elevations.
With a milling circuit in place, the unit costs will be higher due to the amount of grinding and extra processing that is required, the new unit cost is estimated at $9.33 per ore tonne. That being said, the recoveries for the same ore types are higher averaging 80% recovery. More gold will be recovered from the same material, albeit at higher cash operating costs. If we do install a mill, we expect the unit cost for crusher processing and annual cost for mine support to mostly remain constant for the rest of the mine life, except in response to changes in costs that affect the entire gold mining industry, such as the cost of fuel and reagents, the cost of labour, currency exchange rates and inflation. Head grade will also fluctuate relative to the mineral reserve grade based on where we are within the mining cycle. Consequently, ounces produced in a given time period will vary based on head grade and cash operating costs per ounce and will generally vary inversely with the number of ounces produced.

Economics from the Kişladağ Milling Project Report are provided in the following table:

Key Parameters	2018 Kişladağ Milling Project Report
Milling Capacity	13.0 Million tonnes per annum
LOM Average Total Cash Costs (C2)	$690 /oz (includes silver credit)
LOM Average AISC (C3)	$778 /oz (includes silver credit)
LOM Average Recovery Rate	80.10%
Average Grade	0.81 g/t Au
Average LOM Strip Ratio	1.30
LOM Average Annual Gold Production	268,765 oz/year, 2.419M oz total LOM
Mine Life	9 Years
Estimated Capital Expenditure (millions)
Initial Capital	$489.8 M ($378.0 M Mill & TMF, $111.8 M Preproduction Mining)
Sustaining Capital	$213.3 M (includes 103.0M capitalized waste)
Closure Costs	$42.0M (Offset by $42.0M salvage value)
Gold Price Assumption for Financial Analysis	$1,300 /oz Au
NAV-5% (after tax, millions)	$434.2 M
IRR (after tax)	22.10%
Payback Period (after tax)	3.73 years

About the property
Kişladağ is located in a rural area in west-central Turkey, between the cities of Izmir (180km to the west on the Aegean coast) and Ankara (the capital city, 350km to the northeast). The site is 35km southwest of the city of Usak (population approximately 196,000) near the village of Gumuskol. Kişladağ sits approximately 1,000m above sea level in gently rolling hills.
A 5.3km access road connects the site to the highway between Ulubey and Esme. Employees are primarily from the region. Supplies, services and employees access the site primarily from the city of Usak. The site is serviced by a water well field consisting of five water wells with a 13km water pipeline, and a 27.4 km 154 kV transmission line. Contact water from the site is treated to discharge quality standard and used for various site purposes including processing. We also have the ability to discharge this treated water if the site water balance requires this.
Climate
The area has a temperate climate. The average annual rainfall of 493mm occurs mostly during the winter months. The operating season covers a full twelve months.
Geological setting
Kişladağ is a porphyry gold deposit that formed beneath a coeval Miocene volcanic complex. At least four latite intrusive phases are recognised in the deposit, all of which are extensively altered. Alteration consists of a potassic core with potassium-feldspar, biotite, quartz and locally magnetite, outwardly overprinted by illite, kaolinite, quartz and tourmaline. Remnants of a quartz-alunite lithocap are found near surface. The mineralized intrusions at Kişladağ are enclosed within volcanic and volcanoclastic strata that overlie basement schist and gneiss of the Menderes Massif Core Complex. These strata dip outward from the deposit core, and display rapid facies changes from massive lavas and coarse poorly stratified units proximal to the porphyry centre, to finer well-stratified volcanoclastic strata that inter-finger with lacustrine sedimentary rocks in surrounding sedimentary basins.

Exploration and development
Tüprag discovered the Kişladağ deposit in the late 1980’s during a regional grassroots exploration program focusing on Late Cretaceous to Tertiary volcanic centres in western Turkey. It selected the prospect area on the basis of Landsat-5 images that had been processed to enhance areas of clay and iron alteration, followed by regional stream sediment and soil sampling programs. Preliminary soil sampling programs identified a broad 50 ppb gold anomaly within a poorly exposed area now known to directly overlie the porphyry deposit. Early exploration of the deposit area included excavation of trenches to better characterize the soil anomaly, and ground geophysical surveys including IP-resistivity, magnetic and radiometric surveys.
Recent exploration work was limited to a regional airborne geophysical survey that included the Kişladağ property as part of the survey grid. No new targets were identified within the license area.
Subsequent to commercial start up in 2006, Kişladağ increased its mineral reserves through various exploration campaigns. This contributed to the decisions to increase the crushing capacity from an initial 5Mtpa to 10Mtpa and subsequently to 12.5Mtpa. In 2011, the Phase IV expansion to the crushing circuit of 25Mtpa with additional run of mine leaching capacity of 8Mtpa was announced. In 2013, we announced the deferral of the Phase IV expansion as described above. We have subsequently upgraded the truck and shovel fleet to take advantage of the operating cost difference between diesel and electric power costs. In June 2014 we received EIA approval for the expansion of the open pit mine production to a maximum of 35Mtpa. In July 2014 we announced a revised Phase IV expansion that was expected to improve the crushing circuit to 20Mtpa. This work was deferred at the end of 2014 due to corporate cash flow considerations.
During 2016, we optimized the Phase III crushing circuit expansion. This was originally designed as a partially open circuit system where some material was crushed and placed on the leach pad without further screening. Crush size was determined to be important so the circuit was modified such that all material was screened prior to placement on the leach pad.
In January 2017, Eldorado Gold announced the indefinite deferral of the Kişladağ expansion from 12.5 Mtpa to 20 Mtpa. In June 2017, we reported potential issues with the chemistry in the leach pad, which was contributing to slower recoveries from placed ore. These slower recoveries were initially thought to be due to the height of placed material. With a total pad height of approximately 80 m, the solution that provides information on the pad performance can take up to 3 months to report to the collection drains at the base of the pad. However, it was determined that there was insufficient cyanide being added to the irrigation solution and this was causing a deficiency in the leach pad which was leading to temporarily low recoveries. Cyanide addition was increased in the middle of 2017 and leach solution grade had increased as expected by Q4 2017.
Later in 2017, we reported that we had seen lower recoveries from composite column tests that were completed on monthly composites of material that was placed on the pad during Q3 2017. The Company reduced the estimated recoverable leach pad inventory by approximately 40,000 ounces of gold as a result of these tests. Subsequent to this, we completed a large number of tests on the material that is to be placed on the pad over the next 12 months and this material exhibited lower than expected recoveries using heap leaching. Based on these lower recoveries and the continued good recoveries seen in the bottle rolls on identical material, we completed a pre-feasibility (PFS) on the option of installing a milling circuit at Kişladağ. Details of the results of the Pre-Feasibility Study are described under the ‘Operations’ section below.
Mineralization
Gold mineralization at Kişladağ occurs within zones of sulphide and quartz stockworks, and disseminated to fracture controlled sulphides. Pyrite is the dominant sulphide mineral, averaging around 3% to 5% in the primary mineralized zone, with trace amounts of molybdenum, zinc, lead and copper. The highest gold grades occur in multiphase quartz sulphide stockworks and zones of mottled to pervasive silicification.
Oxidation extends to a depth of 30 to 80m on the southern side of the deposit, and 20 to 50m on the northern side of the deposit. Limonite and goethite are the most abundant oxide minerals. There is no significant supergene enrichment within the oxidized zone.

Drilling
Resource delineation and conversion drilling was undertaken at Kişladağ in numerous campaigns since 1997, with the final one concluding in 2016. Approximately 155,000m of diamond drilling and 42,500m of reverse circulation drilling have been completed.
Project geologists systematically collected geological and geotechnical data from the core (mostly HQ size), and photographed all core (wet) before sampling. Specific gravity measurements were obtained approximately every five metres. The entire length of each core was cut in half with a diamond saw. One half was submitted for assay and one half retained for reference on-site. Core recovery in the mineralized units was excellent, usually between 95% and 100%.
Sampling, Analysis and Data Verification
Sample numbers were written on wooden core boxes allowing gaps in numbering sequence for control sample insertion. After the logging each drill hole is photographed. The entire lengths of the diamond-drill holes were sampled. Specific gravity measurements were done approximately every 5 meters. Core cutting and sampling was done on site at Kişladağ. The cut samples were sent to Eldorado’s sample preparation facility near Çanakkale in northwest Turkey.
Sample preparation comprised:

•	The entire sample crushed to 90% minus 3 mm (or 75% minus 2 mm);

•	A 1 kg subsample split from the crushed, minus 3 mm sample, using a rotary splitter, and pulverized to 90% minus 75 µm (200 mesh); and

•	A 110 g subsample split off from the pulverized 75 µm sample.
The 110 g subsample was placed in a kraft paper envelope, sealed with a folded wire or glued top, and prepared for shipping. The rest of the pulverized sample was stored in plastic bags for later use.
All equipment was flushed with barren material and blasted with compressed air between each sample preparation procedure. Regular screen tests were done on the crushed and pulverized material to ensure that sample preparation specifications were being met.
Standard reference materials (SRM), field duplicates and blanks were regularly inserted into the sample stream to monitor precision, possible contamination and accuracy.
The sample pulps were sent to Bureau Veritas laboratory in Ankara for assay. Assaying consisted of 30-g fire assay for gold, with an atomic absorption finish, and for multi-element geochemistry using fusion digestion and inductively coupled plasma (ICP) analysis.
Assay results are provided to Eldorado in electronic format and as paper certificates. Upon receipt of assay results, values for SRMs and field blanks are tabulated and compared to the established pass-fail criteria as follows:

•	Automatic batch failure if the SRM result is greater than the round-robin limit of three standard deviations.

•	Automatic batch failure if two consecutive SRM results are greater than two standard deviations on the same side of the mean.

•	Automatic batch failure if the field blank result is over 0.03 g/t Au.
If a batch fails, it is re-assayed until it passes. Override allowances are made for barren batches. Batch pass/failure data are tabulated on an ongoing basis, and charts of individual reference material values with respect to round-robin tolerance limits are maintained.
Regular monitoring of the QA/QC results ensure that the assays pass the abovementioned criteria thus demonstrating that the Kişladağ assay database is sufficiently accurate and precise for resource estimation.
The drillhole database undergoes periodic reviews where cross-checks were made between the original assay certificates and downhole survey data and the digital database. Also, the descriptive information (lithology and alteration) was reviewed. Any discrepancies found were corrected and incorporated into the current resource database.
Another form of verification is the reconciliation to production of mined portions of the resource model. Results to date have shown very good agreement between the actual mined production and the predicted production from the long term resource model.
Eldorado therefore concludes that the data supporting the Kişladağ resource work are sufficiently free of error to be adequate for estimation.

Operations
Kişladağ is a large tonnage, low grade operation. Although the Mill Project has been suspended and remains viable in the short-term, mining activities associated with heap leaching will recommence in Q2, 2019, with crushing and stacking to follow shortly thereafter, and will operate 24 hours a day, seven days a week. Ore will again be processed in a standard heap leach facility as follows:

•
All ore will be fed into a conventional three-stage crushing and screening plant for size reduction down to 80% passing 6.3mm. There have been periods as recently as 2016 where lower grade ore was blasted fine and hauled to the leach pad as run of mine;

•	Crushed ore will be stacked on the leach pad through transport via overland conveying and stacking with a radial stacker in 10m high lifts;

•
The heap leach pad has a two-part liner system consisting of a layer of compacted low permeability clay soil or geosynthetic clay liner, and a 2mm thick polyethylene membrane liner textured on both sides for stability toe areas, and for regular areas non-textured or in some cases single sided textured linear low density polyethylene synthetic liner. HDPE liner is also used where the membrane will be subjected to sunlight for an extended period. The current permitted stack height is 120m, increased from 60m as a result of the 2014 EIA addendum;

•
Ore is leached with diluted cyanide solution applied by drip emitters with gold recovery in a conventional carbon adsorption facility ADR plant using a standard Zadra process including pressure stripping, electrowinning and smelting; and

•	The final product is a gold doré bar, which sees further processing to 99.95% purity in domestic refineries.
Existing infrastructure associated with the existing heap leach project would be adequate for the new Milling Project. This includes power, water, buildings including offices, reagent storage and warehousing. Similarly, logistics associated with the existing heap leach would be suitable for a new milling project. Volumes of key reagents are similar or less for the milling option and the doré generated would be similar to previous.
Tailings storage facility
As Kişladağ is a heap leach operation, it does not require a tailings facility. A heap leach pad (described above) and mine waste rock dump are used for storage of mined material.
Geopolitical Climate in Turkey
For more information on the geopolitical climate in Turkey, see page 90 of our “Risk factors in our business”.
Litigation
On June 12, 2015 certain third parties filed litigation against the Second Supplemental EIA issued by the Ministry of Environment and Urban Planning that would allow expansion of production from 12.5 Mt of ore per annum to 35 Mt of ore per annum. The case is being heard by the Manisa Second Administrative Court. Tüprag was accepted as a co-defendant in the case alongside the defendant Ministry of Environment and Urban Planning. The court appointed a panel of five experts to evaluate the EIA and the experts have submitted to the court their report which concludes that the EIA is accurate and appropriate.
On November 3, 2016, the court unanimously ruled in favor of the EIA and rejected the petition of the plaintiffs to cancel the EIA. On January 30, 2017 the Council of State received a petition of appeal from the Plaintiffs for an immediate injunction of the decision of the Manisa Second Administrative Court and a cancellation of the decision. The Council of State rejected the injunction request on February 27, 2017 and on June 13, 2017 confirmed the decision of the 1st Manisa Administrative Court in favor of the EIA, with no right of appeal by the plaintiffs.
In addition to the litigation brought against Tüprag described in this section entitled “Litigation”. Tüprag is, from time to time, subject to and involved in various complaints, claims, investigations, proceedings and legal proceedings arising in the ordinary course of business, including pertaining to licenses, permits, supplies, services, employment and tax.  Eldorado Gold and Tüprag cannot reasonably predict the likelihood or outcome of these actions.
For further description of all of our risks, see section titled “Risk factors in our business”.

Efemçukuru

Location	Izmir Province, Turkey
Ownership	100% through Tüprag, an indirect wholly-owned subsidiary of Eldorado Gold
Type of mine	Underground
Metal	Gold
In situ gold as of September 31, 2018*
Proven and probable mineral reserves: 4.4 M tonnes at 6.22 g/t Au for 0.876 M ounces.
Measured and indicated mineral resources: 4.7 M tonnes at 7.64 g/t Au for 1.146 M ounces.
Inferred mineral resources: 3.58 M tonnes at 6.21 g/t Au for 0.714 M ounces.

Average annual production**	91,000 ounces
Expected mine life**	9 years, based on proven and probable mineral reserves
Workforce	874 (450 employees and 424 contractors)
* Mineral reserves are included in the total of mineral resources.
** Based on current proven and probable mineral reserves.

History

1992	Tüprag discovered the deposit while carrying out reconnaissance work in western Turkey.
1997	Completed drilling program of the north, middle and south ore shoots, delineating the resource and hydrogeologically testing the vein structure and the hanging wall and footwall rocks.
2004	Completed EIA study.
2005	Received positive EIA certificate.
2007	Released a positive feasibility study in August based on underground mining, milling the ore on-site and treating the gold concentrate at Kişladağ prepared by Wardrop Engineering Inc. (Wardrop).
2008	Wardrop completed positive feasibility study update in August. Construction of the mine commenced.
2009	Construction continued throughout 2009.
2011
In June the mining and processing operations started. In December commercial production started and treatment of the Efemçukuru concentrate commenced at the Kişladağ concentrate treatment plant (KCTP).

2012	In September 2012, the KCTP was taken out of operation pending modifications to the circuit. Commercial sales of concentrate to third parties began in November 2012.
2013	Completed addendum to EIA, increasing production capacity to a maximum of 600,000 metric tonnes per year. The Kişladağ concentrate treatment plant is decommissioned.
2014	Mine throughput increased to 435 ktpa. North ore shoot (“NOS”) capital development and associated infrastructure completed.
2015	Commenced mining ore from the NOS.
2016	Process throughput increased to 477 ktpa. Kestane Beleni exploration drift completed for potential resource conversion.
2017	Suspended gravity gold circuit to allow coarse gold to report directly to concentrate.
2018	500,000 tonne record mine production and mill throughput.

Licenses, permits, royalties and taxes
We have the required licenses and permits to support our current mining operations.

Mining Concessions
Operating license, IR 51792, covers 2,262 ha and is centred around approximate latitude 26º59’ N and 38º18’ E.
The license can be extended if production is ongoing at the end of the license period. IR 51792 expires on August 19, 2033.
Under Turkish law, we have the right to explore and develop mineral resources in the license area as long as we continue to pay fees and taxes. The necessary surface rights have been obtained to operate the mine.

Permits
The EIA was submitted to the Ministry of Environment and Urbanization in 2005, and the environmental positive certificate was issued in September of that year.
Subsequent to completion of the EIA, a revision was approved in December 2012, allowing for a larger disturbance footprint and an increased mining production rate of 600,000 tonnes per annum. In 2013, certain third parties opened a case against the Expansion EIA and on April 16, 2015, the 1st Administrative Court of Izmir canceled the positive opinion of the Expansion EIA based on an expert report. The decision was appealed and on February 25, 2016, the 14th Department of the Council of State overturned the decision of the 1st Administrative Court of Izmir and sent the file back to be reviewed by a new expert committee. On October 25th, 2017, the 1st Administrative Court of Izmir dismissed the case against the Expansion EIA positive opinion based on a new expert report.  The Plaintiffs appealed this decision to the 14th Department of the Council of State. On the May 24th, 2018, the Council of State canceled the decision of the 1st Administrative Court in Izmir because of an in adequate expert report. The case has returned to the 1st Administrative Court in Izmir which has requested the experts to prepare a supplementary report to form the basis of a new decision by the court.

Royalties and Taxes
Based on current Turkish legislation, an annual royalty is paid to the Government of Turkey, calculated on the basis of a sliding scale according to the average LME gold price during the calendar year, less some costs associated with ore haulage, mineral processing and related depreciation. At the current budgeted gold price of $1,275, a 6% royalty is in effect. However, because the ore is processed at site, the royalty rate on 2018 production to be paid in 2019 is reduced by 50%, and after deductions, the effective rate is approximately 2.8 % of the gold and silver sales revenues. Production from 2019 and subsequent years will be eligible for only a 40% onsite processing reduction after deductions of certain costs. This equates to an effective royalty of 3.1%. The corporate income tax rate applicable to profits of Efemçukuru in 2017 was 20% and it increased to 22% in 2018 for tax periods 2018, 2019 and 2020.

Costs and revenue

	2018	2019 - Forecast*
Production	95,038	90,000-100,000 oz
Cash Operating Cost per ounce	$511	$550-600
Sustaining Capital**	$24.4M	$15-20M
*We made certain assumptions when these forecasts were developed and actual results and events may be significantly different from what we currently expect due to the risks associated with our business. Please see “Cautionary statement regarding forward-looking statements” and “Risk factors” for a comprehensive listing of risk factors in our business.
**See “About our business—How we measure our costs” for information on how sustaining capital is calculated.

Cash operating cost consists of mining, process and site G&A costs. The following table outlines these costs for 2018.

2018 Actual costs (per tonne treated)
Mining	$36.01
Process	$28.47
G&A	$26.88
Other*	$8.38
Total	$99.74
* Other includes items that are not included directly in any of the other lines but are included in cash operating costs. This includes items such as transport and refining, inventory change and any other metal credits.

Operating costs are expected to be similar in 2019 to those in 2018.
Sustaining capital costs for 2019 are estimated at $15-20M, which is in line with 2018 spending of $24.4M. Capital expenditure will be spent primarily on capitalized underground mine development, equipment purchase and rebuilds, and various small capital projects including in-stream analysis, water management upgrades and a dry-stack tailings dam expansion.
About the property
Efemçukuru is in Izmir Province near the coast of western Turkey, about 30km by paved road from the city centre of Izmir, the provincial capital. The site is centered approximately 1.5 km northeast of the village of Efemçukuru (population approximately 640). It sits approximately 580m to 720m above sea level in hilly terrain. Vegetation is a mixture of mature and newly planted second growth pine trees with sparse undergrowth covering the hillsides.
Economic activity in the area is a mixture of subsistence farming and grazing. We mainly access supplies and services from the city of Izmir. Several paved roads connect the project with other local population centres.
Employees are primarily drawn from the local region.
Power is provided by a dedicated transmission line from the Urla substation approximately 23km away. Mine infrastructure includes administration buildings, a concentrator, a filtration plant, tailings and waste rock impound areas.
Initial plans called for concentrate to be treated at Kişladağ through a dedicated treatment plant. The treatment plant was subsequently decommissioned and all concentrate is now being sold to third parties.
Climate
The area has hot and humid summers and cool and rainy winters with limited snowfall. Temperatures range between 30°C in summer and -15°C in winter with an annual average temperature of approximately 17°C. Average annual precipitation is 720mm. The operating season lasts a full 12 months.
Geological setting
Efemçukuru is an intermediate sulfidation epithermal gold deposit hosted within Upper Cretaceous phyllite and schist at the western end of the Izmir-Ankara Suture Zone in western Turkey. The host rocks are locally silicified to hornfels and are cut by moderately east to northeast-dipping faults that are exploited by rhyolite dykes and epithermal veins.
Exploration and development
Exploration by Tüprag began in 1992, when Company geologists recognized the exploration potential of the area while conducting reconnaissance work in western Turkey. Between 1992 and 1996, Tüprag conducted ground magnetic surveys, rock chip and soil sampling and geological mapping. The soil geochemistry surveys identified several zones with multi-element anomalies, which are particularly strong over the Kestane Beleni vein and the central part of the Kokarpinar vein. A 6,000 m diamond drilling program focusing primarily on the Kestane Beleni vein identified high-grade gold mineralization in three separate zones: the south ore shoot (SOS), the middle ore shoot (MOS) and the north ore shoot (NOS).
Infill drilling in 1997 and 1998 provided an initial resource estimate for the SOS and MOS, and a prefeasibility study was completed in 1999. Additional drilling programs from 2006 to 2010 with step-outs to deeper levels and along strike significantly increased the mineral resource estimate and provided a base for calculating a mineral resource estimate for the NOS. Drilling in 2011 and 2012 focused on a new zone along strike from the NOS, referred to as Kestane Beleni Northwest (KBNW), on down-dip extensions to the SOS and on the Kokarpinar vein, a parallel vein system located approximately 400m east of the Kestane Beleni vein. Exploration drilling programs in 2013 through 2017 tested the Kokarpinar vein over a 3km strike length, and identified resources in several discrete shoots.
In 2014 and 2015, soil sampling was extended to cover the area west of the Kestane Beleni vein. New vein targets hosted in phyllite were identified in the Karabag and Dedebag areas as a result of this work. The veins are particularly anomalous in silver.
In 2017 approximately 9,365m of drilling was completed from the Kestanebeleni Drift, to test the extent of the mineralization and resource conversion especially at deeper parts of MOS and SOS-MOS transition area. In 2018, 23,390m of drilling was completed targeting expansion of resources in the Kokarpinar vein and testing new targets in the footwall to the Kestane Beleni vein.
Mineralization
Two major veins host mineralization, Kestane Beleni and Kokarpinar, with the former containing the current reserves and majority of the current resources. Vein mineralogy is variable but primarily consists of quartz, rhodonite (commonly replaced by rhodochrosite), and sulfide assemblages of pyrite, galena, chalcopyrite and sphalerite. Crustiform-colloform textures characterize the veins in addition to multi-stage vein breccias. Most of the gold is very fine (3 to 30 microns), occurring as free grains in quartz and carbonate, and as inclusions in sulphide minerals. Lower grade mineralized stockworks occur peripheral to the ore shoots, and are most strongly developed in hangingwall rocks. Both veins strike northwesterly (320°-340°), dip 60° to 70°, and can be traced on surface for over a kilometre of strike length. The veins commonly have faults with post-mineral movement along either hangingwall or footwall contacts, or within the veins themselves. The Kestane Beleni vein’s four ore shoots (south, middle, north and northwest) differ slightly in strike and dip orientation, but the vein and the fault zone is continuous between them.
Drilling
Drilling campaigns were conducted between 1992 and 1997, and from 2006 to 2018. To date, exploration and resource delineation drilling includes 634 core holes totaling 161,807m, and 66 reverse-circulation holes totaling 5,422m. All diamond drilling was done with wire line core rigs of mostly HQ size (63.5mm). Drillers placed the core into wooden core boxes. Each box holds approximately 4m of core.
Sampling, Analysis and Data Verification
Geological logging of drill core includes collection of lithological, structural, alteration and mineralization information. After the logging each drill hole is photographed. All vein occurrences were sampled with suitable bracket sampling into unmineralized host rock. Core cutting and sampling was done on site at Efemçukuru. The cut samples were sent to ALS Labs in Izmir, Turkey for preparation and precious metal analysis.
Sample preparation comprised:

•	The entire sample crushed to 90% minus 3 mm (or 80% minus 2 mm); and

•	A 250 g subsample split from the crushed, minus 3 mm sample and pulverized to 90% minus 75 µm (200 mesh).
The subsample was placed in a kraft paper envelope, sealed with a folded wire or glued top. The rest of the pulverized sample was stored in plastic bags for return to Efemçukuru.
All equipment was flushed with barren material and blasted with compressed air between each sample preparation procedure. Regular screen tests were done on the crushed and pulverized material to ensure that sample preparation specifications were being met. Standard reference materials (SRM), field duplicates and blanks for Au assays were regularly inserted into the sample stream to monitor precision, possible contamination and accuracy.
Core samples were assayed for gold by 30 g fire-assay with an atomic absorption finish. Any values greater than or equal to 5 ppm Au were re-analyzed by fire assay using a gravimetric finish.
Assay results are provided to Eldorado in electronic format and as paper certificates. Upon receipt of assay results, values for SRMs and field blanks are tabulated and compared to the established pass-fail criteria as follows:

•	Automatic batch failure if the SRM result is greater than the round-robin limit of three standard deviations;

•	Automatic batch failure if two consecutive SRM results are greater than two standard deviations on the same side of the mean; and

•	Automatic batch failure if the field blank result is over 10 times the Au detection limit.

If a batch fails, it is re-assayed until it passes. Override allowances are made for barren batches. Batch pass/failure data are tabulated on an ongoing basis, and charts of individual reference material values with respect to round-robin tolerance limits are maintained.
Regular monitoring of the QA/QC results ensure that the assays pass the above mentioned criteria thus demonstrating that the Efemçukuru assay database is sufficiently accurate and precise for resource estimation.
The drillhole database undergoes periodic reviews where cross-checks were made between the original assay certificates and downhole survey data and the digital database. Also, the descriptive information (lithology and alteration) was reviewed. Any discrepancies found were corrected and incorporated into the current resource database.
Another form of verification is the reconciliation to production of mined portions of the resource model. Results to date have shown very good agreement between the actual mined and milled production and the predicted production from the long term resource model.
Eldorado therefore concludes that the data supporting the Efemçukuru resource work are sufficiently free of error to be adequate for estimation.
Technical Report
The scientific and technical information regarding Efemçukuru in this AIF is primarily derived from or based upon the scientific and technical information contained in the technical report titled “Technical Report on the Efemçukuru Project” dated September 17, 2007 with an effective date of August 1, 2007 prepared by Stephen Juras, Ph.D., P.Geo. and Rick Alexander, P.Eng, both of whom are “Qualified Persons” under NI 43-101. The report is available under Eldorado Gold’s name on SEDAR and EDGAR.
Operations
Efemçukuru is a high-grade underground deposit with the gold mostly associated with sulfides as well as occurring as free gold grains. The ore is mined using conventional mechanized cut and fill along with some opportunity for longhole mining methods.
The ore is processed through a milling circuit followed by flotation to produce a flotation concentrate. A gravity circuit was used until late 2017 to remove coarse product from the concentrate. However, only around 1% of the gold reported to gravity and it was decided that operating the gravity circuit for this small amount was not economic or viable. As part of our operating agreement between 2011 and 2012, we transported the flotation concentrate to the Kişladağ Concentrate Treatment Plant (KCTP), where it was treated in a dedicated cyanide leach plant. The gravity concentrate was refined to doré on-site. In late 2012 and 2013, the flotation concentrate was sold under contract to the spot market while the KCTP was under review to improve gold recoveries. A decision was taken late in 2013 to decommission the KCTP and continue to sell the concentrate under contract to third parties.
The flotation tailings are filtered and either placed back underground as paste fill or placed in a lined dry stack tailings facility.
During 2018, Efemçukuru mined 502,301 tonnes of ore at 6.74 g/t gold and treated 499,121 tonnes of ore and recovered 102,536 ounces of gold in concentrate.
In 2018, 96,593 payable ounces of gold from concentrate sold.
Tailings storage facility
Efemçukuru uses a dry stack flotation tailings storage facility to store approximately 50% of the filtered tailings produced by the operation. The remaining 50% of filtered tailings is used for underground filling purposes in the form of paste backfill mixed with cement. The tailings storage facility has a double liner system with a geosynthetic clay liner and HDPE geomembrane separated by leak detection layer and downstream method of construction is used. A rock toe berm is constructed from the mine rock at the toe of the tailings storage facility. The toe berm bottom is lined with single HDPE layer and geotextile while the slopes in contact with tailings are covered with a double liner system.
The facility undergoes routine operation, maintenance and surveillance inspections by the Company, and regular independent inspections and audits from 3rd party consultants and government authorities. Ministry and provincial inspections are conducted on the compliance of works following each stage of construction.
Geopolitical Climate in Turkey
For more information on Geopolitical Climate in Turkey, see page 90 of our “Risk factors in our business”.

Litigation
On April 24, 2013, certain parties filed litigation against the Environmental Certificate for Efemçukuru issued in December 2012 by the Ministry of Environment and Urban Planning for the expansion of the mine from 250 Ktpa to 600 Ktpa. The case was heard by the 1st Administrative Court in Izmir. A request for an immediate injunction was rejected by the court and the appeal of this decision was rejected by the Izmir District Appeals Court. Tüprag was accepted as a co-defendant next to the Ministry of Environment and Urban Planning. The court formed an expert committee to review the 600 Ktpa Environmental Certificate. On April 16, 2015, the court made a negative decision in the case based on comments in the expert report.
The Ministry of Environment and Urban Planning together with Tüprag as co-defendant appealed the decision to the 14th Department of the Council of State in Ankara with a petition for an immediate injunction of the Izmir Administrative Court decision and a cancellation of the decision. In addition, Tüprag applied to and received on November 17, 2015 from the Ministry of Environment and Urban Planning a revised 600 Ktpa EIA taking into consideration comments in the decision of the 1st Administrative Court.
On February 25, 2016 the Council of State overturned the April 16, 2015 decision of the Izmir Administrative Court and sent the file back to the Izmir Court for reconsideration. The cancellation decision of the Council of State re-instated the first 600 ktpa EIA and Efemçukuru continues to operate under these conditions. The Izmir Administrative Court accepted the decision of the Council of State and formed a new expert committee. The new expert committee gave an expert report which was positive to the Environmental Certificate for the expansion of the mine and on October 25, 2017 the Izmir Administrative Court made a positive decision in the case affirming such Environmental Certificate. The plaintiffs appealed this decision to the Council of State, which on May 24, 2018 cancelled the decision of 1st Administrative court because of an incomplete expert report. The case has returned to the 1st Administrative court of Izmir, which has instructed the experts to prepare a supplementary report to form the basis of a new decision. On March 8, 2019, the experts visited the site and collected samples of soil, water, tailings, and waste rock. The experts will submit a supplementary report based of the results of the samples to the court to form the basis of a new decision.
On December 15, 2015, certain third parties filed litigation against the revised 600 Ktpa EIA issued on November 17, 2015, seeking to cancel the EIA. The cases were heard at the 6th Administrative Court of Izmir and Tüprag was accepted as a co-defendant next to the Ministry of Environment and Urban Planning.
In May, 2016, the 6th Administrative Court of Izmir canceled the revised EIA on the basis of the February 25, 2016 decision of the Council of State to overturn the April 16, 2015 Izmir First Administrative Court decision. The court reasoned that two EIAs cannot be in place at the same time and that the conditions for the revision no longer existed following the overturn of the Izmir’s First Administrative Court decision by the Council of State. This decisions were appealed to the Council of State. The Council of State ruled in favour of the defendants cancelling the 6th Administrative Court Decisions on the basis that the 6th Administrative Court could not make a decision on the essence of the case until the original EIA case (being heard at the Izmir 1st Department) was finalized, and referred the matter back to the 6th Administrative Court for reconsideration. On November 15, 2017, the 6th Administrative Court reversed its original decisions, thereby upholding the Revised EIA. The plaintiffs appealed this Administrative Court decisions to the Council of State, which on May 24, 2018 cancelled the decisions of the 6th Administrative court in coordination with the decision taken on the Expansion EIA case at the 1st Administrative court of Izmir. The cases have returned to the 6th Administrative court of Izmir, who has taken a decision to wait for the result of the 1st Administrative court case before proceeding in these cases.
We believe that we will successfully defend any outstanding litigation. If we do not succeed, our ability to operate Efemçukuru may be adversely affected, which may adversely affect our production and revenue.
In addition to the litigation brought against Tüprag described in this section titled “Litigation”, Tüprag is, from time to time, subject to and involved in various complaints, claims, investigations, proceedings and legal proceedings arising in the ordinary course of business, including pertaining to licenses, permits, supplies, services, employment and tax. Eldorado Gold and Tüprag cannot reasonably predict the likelihood or outcome of these actions.
For further description of all of our risks, see section titled “Risk factors in our business”.

Olympias

Location	Halkidiki Peninsula, northern Greece
Ownership
Hellas Gold
95% shares issued to an indirectly owned subsidiary of Eldorado Gold
5% shares issued to Aktor Enterprises Limited (“Aktor”)
The co-ownership of Hellas Gold is governed by a shareholders’ agreement

Type of mine	Underground
Metal	Gold, silver, lead, zinc
In situ metals as of September 30, 2018*
Proven and probable mineral reserves: 13.4 M tonnes at 7.26 g/t Au, 123 g/t Ag, 4.2% Pb and 5.5% Zn. Total contained metal is 3.120 M ounces Au, 52.757 M ounces Ag, 566,000 tonnes Pb and 729,000 tonnes Zn.
Measured and indicated mineral resources: 14.7 M tonnes at 8.10 g/t Au, 137 g/t Ag, 4.7% Pb and 6.2% Zn. Total contained metal is 3.835 M ounces Au, 64.924 M ounces Ag, 685,000 tonnes Pb and 911,000 tonnes Zn.
Inferred mineral resources: 3.4M tonnes at 8.04 g/t Au, 132 g/t Ag, 3.8% Pb and 3.8% Zn. Total contained metal is 0.888 M ounces Au, 14.586 M ounces Ag, 131,000 tonnes Pb and 131,000 tonnes Zn.

Average annual production metals**	Averaging 125,000 ounces Au, 2.0 M ounces Ag, 22,000 tonnes Pb, 30,000 tonnes Zn per year based on current proven and probable reserves over a 22 year mine life.
Expected mine life**	22 years, based on proven and probable mineral reserves, and dependent on timing of conversion from Phase II to Phase III
Workforce	746 (534 employees and 212 contractors)
* Mineral reserves are included in the total of mineral resources.
** Based on current proven and probable mineral reserves.

History

Historic times	Bulk of ores at Olympias above water table were extracted by 300 BC.
1933	Shaft sunk to 74m depth with some drifting.
1954	Owners commenced exploration; thin, discontinuous sulphide lenses encountered (and many ancient workings).
1965-66	Further drilling intersected 10m of lead-zinc mineralization 20m below the 1933 shaft.
1970	Ownership transferred to Hellenic Fertilizer Company; ramp was started and production commenced in West Orebody.
1974-84
Mine was developed to mine lead and zinc. Shaft was sunk to the -312m level; high grade mineralization of East orebody intersected; highly profitable mining using sub-level caving; eventual transition to less profitable drift-and-fill mining due to excessive dilution, ground subsidence and water problems.

1991	Hellenic Fertilizer Company went into receivership; mine continued production under subsidy from Greek government.
1995	Ownership transferred to TVX Gold Inc. (TVX); production suspended to allow for drilling to define mineral resources.
1998-99	TVX completed drilling campaign (760 holes, 91,319m) and issued mineral resource estimation; initial feasibility study completed.
2004
Aktor acquired mining concessions holding 317km2, including the Olympias and Skouries, deposits together with Stratoni (the Kassandra Mines) through its subsidiary Hellas Gold.
The Hellas Gold acquisition of the Kassandra Mines was ratified by parliament and passed into law in January 2004 (National Law no. 3220/2004).
European Goldfields acquired its initial ownership percentage interest in Hellas Gold from Aktor through its wholly owned subsidiary European Goldfields Mining (Netherlands) B.V.

2007	European Goldfields increased share ownership of Hellas Gold to 95% (with 5% held by Aktor).

2011	EIS approved by Greek government.
2012	Eldorado acquired the project via the acquisition of European Goldfields. Commenced tailings re-treatment and rehabilitation of the underground mine.
2015
Development of Phase II design to handle underground ore at a throughput of 400,000 tpa to produce lead/silver, zinc and gold concentrate.
Suspended operations at the Kassandra Mines for 6 weeks due to permitting issues with the government.

2016
Completion of Phase I tails reprocessing and retool plant to begin Phase II processing of new ore from underground. Continuation of new development in the underground.
Initial scoping study of Phase III commenced in 2016.

2017
Phase II processing plant commissioned and commenced treating fresh ore from the redeveloped Olympias underground mine.
Construction of the paste backfill plant suspended due to delay in receiving the electromechanical installation permit. Alternative backfill strategy implemented to facilitate safe, efficient underground mining.
Construction of paste backfill plant resumed in Q4 following receipt of the delayed permits.
Declared commercial production at the end of Q4 2017.

2018	Construction of the Past Backfill Plant completed in Q2, with the Plant commissioned and operational in Q3 2018. Mine production capabilities reached 430,000 tpa during the year.

Licenses, permits, royalties and taxes

Mining Concessions	Two mining concessions (F13, F14) covering 49.7km2, granted until April 7, 2024; can be extended twice for durations of 25 years each.
Permits
In July 2011, the MOE formally approved the EIS submitted by Hellas Gold for the three Kassandra Mines mine sites, being Olympias, Skouries and Stratoni, which involves an area of 26,400 ha, in northeastern Halkidiki (Macedonia Region). This EIS is valid for 10 years and subject to renewal in 2021.
Environment
The EIS was submitted by Hellas Gold in August 2010 and was approved in July 2011. This EIS covers all environmental matters for the Kassandra Mines, and is valid for 10 years and subject to renewal in 2021.
For production to commence, the MOE required the submission of a technical study. This was submitted and in early 2012, the technical study was approved by the MOE.
The installation permit for the Phase II process plant was issued on March 22, 2016. Installation work was completed in May 2017 at which time commissioning and trial production commenced. The Company received the operating permit for the Phase II plant in September 2017, allowing commencement of commercial production operations.
In September 2017, the Company also received an extension of the installation permit and an interim operating permit for the Kokkinolakkas TMF as well as the delayed installation permit for the paste backfill plant.
Hellas Gold has provided a €50M Letter of Guarantee to the MOE as security for the due and proper performance of rehabilitation works in relation to the mining and metallurgical facilities of the Kassandra Mines project and the removal, cleaning and rehabilitation of the old disturbed areas from the historic mining activity in the wider area of the project. Notifications for the Operation of the Olympias Paste Plant and Kokkinolakkas TMF were formally submitted within 2018 and remain in force in line with new legislation that replaced previous operating permits issuance procedures.

Royalties and taxes
Based on current Greek legislation, royalties are applicable on active mining titles. The royalty is calculated on a sliding scale tied to metal prices in Euros. At $1,275 / oz Au, $17 / oz Ag, $2,250 / tonne Pb and $2,500 / tonne Zn and an exchange rate of €1.2: US$1, Hellas Gold would pay a royalty of approximately 1.5% on Au revenues, 1.5% on Ag revenues, 1.0% on Pb revenues and 1.0% on Zn revenues.
The corporate income tax rate for Greek companies for 2018 was 29%. This is legislated to drop by 1% per annum until it reaches 25% in fiscal year 2022.

Costs and revenue
For the period of tailings retreatment, production is defined as non-commercial.

	2018	2019 - Forecast*
Production	46,750 ounces**	50,000 - 55,000
Cash Operating Cost per ounce	$764	550-650***
Sustaining Capital****	$12.2M	$20-25M
*We made certain assumptions when these forecasts were developed and actual results and events may be significantly different from what we currently expect due to the risks associated with our business. Please see “Cautionary statement regarding forward-looking statements” and “Risk factors in our business” for a comprehensive listing of risk factors.
**Payable gold recovered in concentrate
***Range due to variability of by-product credits; commercial ounces only.
****See “About our business – How we measure our costs” for information on how sustaining capital is calculated.

Cash operating cost consists of mining, process and site G&A costs. The following table outlines these costs for 2018.

2018 Actual costs (per tonne treated)
Mining	$94.05
Process	$58.31
G&A	$40.52
Other*	$(29.57)
Total	$163.31
* Other includes items that are not included directly in any of the other lines but are included in cash operating costs. This includes items such as transport and refining, inventory change.

In 2019, Olympias is expected to mine and process 430,000 tonnes of ore at an average grade of 7.8 grams per tonne of gold, 92 grams per tonne of silver, 3% lead and 4% zinc. Production is expected to be 50,000-55,000 ounces of gold, 850,000-900,000 ounces of silver, 8,750-9,250 tonnes of lead and 12,000-12,500 tonnes of zinc. Cash operating costs net of by-products are expected to be $550-650 per ounce of gold sold. Global market conditions for gold pyrite concentrate softened in late 2018, resulting in the Company budgeting lower payabilities for material sold in 2019.
Sustaining capital expenditures are expected to be $20-25 million on underground capitalized development, an infill diamond drill program, raise bore installations, mobile machinery, equipment rebuilds and process plant upgrades.
Development capital expenditures are expected to be $10-15 million, including a pump station installation underground along with various infrastructure upgrades associated with completing Phase II as well as ongoing engineering associated with Phase III.
Going forward, the Company expects that blending strategies will reduce the variability of ore delivered to the mill, allowing better recoveries and concentrate quality. The paste backfill plant has been operating efficiently and is allowing for consistent backfilling of mined voids. Mining performance is expected to improve as a result of an enhanced ore deposit model based on infill drilling completed in 2018. Cost reduction initiatives in both the mining operations and the process plant are ongoing with high-cost consumables and operational inefficiencies being initially targeted.
About the property
Olympias is located in the Halkidiki peninsula, of the Central Macedonia Province in Northern Greece. Olympias is within a group of granted mining and exploration concessions covering 317km2, approximately 100km east of Thessaloniki. The area is centred on coordinates 474000E and 4488000N of the Hellenic Geodetic Reference System HGRS ‘80, Ellipsoid GRS80 (approximately Latitude 40° 36’ E and Longitude 23°50’ N). It is readily accessible by road; the road network in the area is among the best in Northern Greece and a major highway has been constructed extending east from Thessaloniki to 15km north of the property. Olympias lies 9km north-northwest of the Stratoni port and loading facility, on a paved road along the coast.
The area is wooded with oak, beech and pine being the principal species, while inland there are vineyards and farmlands. The main farming products are grapes, honey and olives.

Climate
The Halkidiki Peninsula climate is generally mild with limited rainfall. Over 300 days or around 3,000 hours of sunshine are recorded on average annually. Average temperatures fluctuate little during the year. The lowest temperatures occur during December to February ranging between 3.5°C to 19°C, while the highest temperatures occur during summer months and range between 23°C and 34°C. Temperatures below 0°C are limited to the mountainous areas. Operations can continue year round.
Geological setting
Olympias is a gold-rich polymetallic carbonate replacement deposit hosted in strongly deformed metamorphic rocks of the Paleozoic Kerdylia Formation of the Serbo-Macedonian Massif in northeastern Greece. The host rocks consist of biotite gneiss and schist interlayered with marble horizons, irregular pegmatite lenses and aplite. The marble horizons host the ore zones at the Olympias deposit.
Exploration and development
The Hellenic Fertilizer Company carried out extensive programs of surface and underground drilling in order to define orebody dimensions and to explore the area around them. Partial logs are available for this work but none of the original cores are preserved in labelled boxes, none of the holes were surveyed and no assays, certifiable or otherwise, have been found. It is believed that ore was identified solely by visual assessment of the core. Where available, the partial logs of this work have been entered into the database for the purposes of guiding exploration work and for use in the modelling of major geological units.
After 1996, TVX conducted an intense program of drilling as detailed in the “Drilling” section, below. By February 1999, TVX had completed a drill program comprising 760 holes totalling 91,300m. A mineral resource estimation was completed in June 1998 and used in a feasibility study completed by Aker Kvaerner, now Jacobs Engineering. Key areas of the orebody have had the interpolation checked and the overall geostatistical parameters checked. In 2013, Eldorado conducted a drill core relogging campaign of existing core (664 holes totalling 88,000m) to improve our understanding and interpretation of the geology models. These updated models were used as the basis to create a new resource model for the deposit. This work also identified numerous exploration targets for future underground drilling programs in and around the currently known ore lenses.
Mineralization
The Olympias deposit comprises multiple massive sulphide lenses, which together extend in a north-northeast direction for over 1.5km. The deposit plunges 30° to 35° to the southwest, and individual lenses have an average thickness of 12m. Two main end-member ore types are recognised; a base metal-rich ore type and a high arsenic-silica, high gold ore type. The latter typically occurs in the core of the ore lenses and is dominated by grey arsenian pyrite and arsenopyrite and subordinate galena and sphalerite with quartz-rich gangue. Gold grades are typically >10 to 30 g/t in this ore type. The base metal-rich ore is characterized by variable pyrite, galena and sphalerite with lesser arsenian pyrite and arsenopyrite, and calcite-rich gangue. Gold grades are commonly in the range of 2 to 10 g/t. Both ore types locally contain bladed to dendritic arsenian pyrite and arsenopyrite with massive base metal sulphides.
Drilling
Only those holes drilled by TVX since 1996 were utilized for mineral resource estimation purposes, as there is no means of validating those drilled by earlier operators. TVX drilled some 760 holes totalling 91,319m.
The orebodies at Olympias were drilled on a nominal 25m to 45m spacing and the deposit is open down dip. The drill orientation with respect to ore was variable since most of the holes were drilled in fans from mine infrastructure close to the orebody. Angles to the strike and dip of the orebody range from perpendicular, where drill widths represent true widths, to as low as 30° where drill widths can represent twice the true widths.
In 2015, a new program of in-fill and definition drilling was commenced to revalidate the historical mineral resource estimate and provide the necessary level of geological confidence for highly selective drift and fill mining. This drilling is carried out as closely as possible to perpendicular to the orebody and at a typical grid spacing of 30m x 30m for resource definition and 15m x 15m for detailed production planning. As of December 2018, approximately 837 new diamond drill holes have been completed totalling 86,434 meters.

Sampling, Analysis and Data Verification
Geological logging of drill core includes collection of lithological, structural, alteration and mineralization information. After the logging each drill hole is photographed. The sampling intervals are adjusted so that different mineralization types or lithologies are sampled separately. In general, 5m to 10m of waste into the hanging wall and footwall is sampled using two metre sample intervals and analysis of fully sampled cores has shown that this is sufficient to verify any low grade mineralization halo in the country rocks around the main ore bodies.
Core cutting and sampling was done on site at Olympias. The half-core samples are placed in labelled plastic bags and sent for preparation. The remaining half core is stored in the core storage facilities of Hellas Gold in Stratoni. The samples are sent for preparation to ALS Labs in Rosia Montana, Romania. Sample preparation comprised:

•	The entire sample crushed to 90% minus 3 mm (or 80% minus 2 mm); and

•	A 250 g subsample split from the crushed, minus 3 mm sample and pulverized to 90% minus 75 µm (200 mesh).
The subsample was placed in a kraft paper envelope, sealed with a folded wire or glued top. The rest of the pulverized sample was stored in plastic bags for return to Olympias.
All equipment was flushed with barren material and blasted with compressed air between each sample preparation procedure. Regular screen tests were done on the crushed and pulverized material to ensure that sample preparation specifications were being met.
Standard reference materials (SRM), field duplicates and blanks for Au, Pb and Zn assays were regularly inserted into the sample stream to monitor precision, possible contamination and accuracy.
Assays were conducted at ALS Labs in Rosia Montana, Romania and Loughrea, Ireland. All samples are routinely fire assayed for Au. The concentrations of Pb, Zn, Ag, As, S and a range of minor elements were also determined by ICPMS methods.
Assay results are provided to Eldorado in electronic format and as paper certificates. Upon receipt of assay results, values for SRMs and field blanks are tabulated and compared to the established pass-fail criteria as follows:

•	Automatic batch failure if the SRM result is greater than the round-robin limit of three standard deviations;

•	Automatic batch failure if two consecutive SRM results are greater than two standard deviations on the same side of the mean; and

•	Automatic batch failure if the field blank result is over 10 times the Au, Pb or Zn assay detection limit.
If a batch fails, it is re-assayed until it passes. Override allowances are made for barren batches. Batch pass/failure data are tabulated on an ongoing basis, and charts of individual reference material values with respect to round-robin tolerance limits are maintained.
Regular monitoring of the QA/QC results ensure that the assays pass the abovementioned criteria thus demonstrating that the Olympias assay database is sufficiently accurate and precise for resource estimation.
The drillhole database undergoes periodic reviews where cross-checks were made between the original assay certificates and downhole survey data and the digital database. Also, the descriptive information (lithology and alteration) was reviewed. Any discrepancies found were corrected and incorporated into the current resource database.
Another form of verification is the reconciliation to production of mined portions of the resource model. Results to date have shown good agreement between the actual mined production and the predicted production from the long term resource model.
Eldorado therefore concludes that the data supporting the Olympias resource work are sufficiently free of error to be adequate for estimation.

Environment
The Olympias project is covered by an EIS that includes the three mine sites of Hellas Gold known as the Kassandra Mines, involving an area of 26,400 ha, in northeastern Halkidiki (Macedonia Region).
The MOE formally approved the EIS for the Mining and Metallurgical Installations of the overall Kassandra Mines project, including:

•	Continuation of operations at the Mavres Petres deposit of the Stratoni mine;

•	Development, mining, and processing of ore at the Olympias Mine;

•	Metallurgical treatment of concentrate of Olympias and Skouries mines in the Stratoni valley;

•	Reclamation of the Olympias valley by extracting ore from Olympias through a tunnel to the metallurgical plant in the Stratoni valley;

•	Development of the Skouries asset; mining facilities, new beneficiation plant and tailings facilities; and

•	Expansion of the port facilities at Stratoni in service of the above projects’ operations.
ENVECO S.A., Environmental Protection, Management and Economy S.A., under Hellas Gold’s management, has authored the full EIS which was prepared in accordance with the legislation, standards and directives required by the Greek and European Community legislation in force, and principally:

•	Law 1650/86 - ‘The Protection of the Environment from Projects and Activities’, as amended by Law 3010/2002;

•	Law 998/79 (OGG 289/29-12-1979) on the Protection of forests and in general forested areas of the Country; and

•	Law 3220/18.01.2004 (OGG 15A/2004) on the validation of the Kassandra Mines transfer to Hellas Gold.
The EIS was submitted by Hellas Gold in August 2010 and was approved in July 2011. This EIS covers all environmental matters for the Kassandra Mines.
For production to commence, the Greek mining legislation required the submission of a technical study for each of the Skouries, Olympias and Stratoni mines. These were submitted and in early 2012, the technical studies were approved by the MOE.
Technical Report
The scientific and technical information regarding Olympias in this AIF is primarily derived from or based upon the scientific and technical information contained in a technical report prepared for European Goldfields titled “Technical Report on the Olympias Project, Au Pb Zn Ag Deposit, Northern Greece” dated July 14, 2011 with an effective date of July 14, 2011” prepared by Patrick Forward, FIMMM, and Antony Francis, FIMMM, both of whom were employed by European Goldfields at the time the report was filed and were “Qualified Persons” under NI 43-101. The report is dated July 14, 2011 and is available on SEDAR and EDGAR under the name Eldorado Gold Yukon Corp. (formerly European Goldfields Limited and now Eldorado Gold (BC) Corp.).
Operations
Olympias is a previously producing gold-lead-zinc-silver mine that was on care and maintenance from 1995 through 2010 and has since been in re-development. Hellas Gold has a phased approach to developing the Olympias project:

•
The existing Olympias process plant was refurbished in Q4 2012 to process the previously produced and stored tailings. This gold concentrate was sold from then until Q1 2016 as a non-commercial product. During this period Hellas Gold has refurbished and extended the existing underground infrastructure;

•
Phase II involves the processing of ore from Olympias underground, through the same process plant at Olympias reconfigured to produce lead / silver, zinc and gold concentrates. Operations commenced in May 2017 and the Company declared commercial production in December 2017; and

•
Phase III involves a production ramp-up on completion of the underground connection to a new surface concentrator plant at a brownfield site in the nearby Stratoni Valley, and development of a metallurgical plant to treat concentrates. The smelter will take the gold concentrate from Olympias, and a portion of the copper gold concentrate from Skouries, and then ultimately produce refined copper, silver and gold.

As part of the phased approach, Hellas Gold initially rehabilitated the existing concentrator plant to treat the historical tailings. The Phase I plant was commissioned in 2012 and continued operating until the first quarter 2016 when Phase II Plant refurbishment commenced. The underground workings have been refurbished and developed to allow production of ROM ore to be processed in the Olympias Phase II concentrator at a rate of up to 430 ktpa. The Phase II plant was commissioned in May 2017 and commenced commercial production in Q4 2017, producing three concentrates bearing lead-silver, zinc and gold, respectively. The Phase III project would see mine production increased to approximately 800 ktpa on completion of an 8km decline (the Stratoni-Olympias Decline) linking the underground workings at Olympias to a new concentrator to be built in the Stratoni Valley.
In Phase II, the processing circuit comprises 3-stage crushing, transfer to a fine ore bin ahead of a single ball mill. After comminution the overflow from the hydro-cyclones enters the flotation circuit which sequentially separates three products, firstly lead/silver, secondly zinc, and thirdly the gold bearing pyrite/arsenopyrite concentrate. Selectivity of these three concentrates is achieved through a combination of variable pH control and conventional reagents for the depression and activation of the various mineral species. The facilities at Olympias also include concentrate filtration and bagging equipment, a tailings dewatering circuit and a water treatment plant.
Tailings material will either be placed back underground as paste fill for backfilling underground voids created by production activities or transported over to the Kokkinolakkas valley. It is expected that under normal conditions, almost all of the tailings material will be placed back underground.
Previous mining at Olympias was focused in the West Orebody. The new mine plan will complete the extraction of mineral reserves remaining in this area, but mainly mine the fully explored down dip extension to the West Orebody and the unexploited east orebody. There are 13.4 Mt of proven and probable underground mineral reserves remaining at Olympias, which will support the proposed mining rate of approximately 800 ktpa in the later phase. The chosen mining method is the highly selective drift and fill system. Cemented backfill was selected, which is considered appropriate for the very high unit value of the Olympias orebody and expected geotechnical conditions, as well as the environmental objectives dictated by the environmental permit.
The Phase III metallurgical plant is permitted as a flash smelting metallurgical process. However, with changes to underlying conditions and development of new technologies, these plans may change. When Phase III will come into production is uncertain, but is currently projected to be no earlier than 2022.
Tailings storage facility
Olympias uses a dry stack flotation tailings storage facility located in the Kokkinolakkas valley. The facility is lined and features both an upstream and downstream embankment. The upstream embankment is of axial (centreline) construction using rockfill with a clay core. The downstream embankment is of downstream construction using rockfill. Tailings deposition is carried out in compacted layers over a 4-layer impermeable liner.
A project management team has been assigned for all aspects of tailings management, including overseeing the geotechnical and environmental monitoring program and conducting daily inspections and audits. External audits are regularly conducted by an independent Environmental Terms Monitoring Committee and various government inspectorates.
Geopolitical Climate in Greece
For more information on Geopolitical Climate in Greece, see page 90 of our “Risk factors in our business”.
Hellas Gold Litigation
The litigation below affects all of the Kassandra Mines.
Litigation regarding the technical authorization of the Madem Lakkos Metallurgical Plant and the Madem Lakkos Flotation Plant
In April 2015, the MOE returned the technical files submitted by Hellas Gold for the metallurgy plant at Madem Lakkos and the new flotation plant at Madem Lakkos and did not to grant approval. Hellas Gold immediately filed lawsuits against the MOE decision, and the COS issued decisions 3191/2015 and 221/2016 which held illegal MOE’s return of the technical files. The COS has remanded both cases back to MOE to comply with the judgments and issue the permits. On November 9, 2017 Hellas Gold applied to the COS seeking an order that the MOE comply Judgment No. 221/2016 regarding the new flotation plant at Madem Lakkos. Upon this request, the COS issued ruling 11/2018, obliging the MOE to comply and the technical permit for the new flotation plant was finally granted in August 2018.

Following COS decision 3919/2015, Hellas Gold requested the MOE comply and issue the technical permit for the planned metallurgical plant at Madem Lakkos in the Stratoni Valley. However, on July 5, 2016, the MOE returned for correction and resubmission the technical study to Hellas Gold. On September 9, 2016 a repeal of the July 5, 2016 return was requested from MOE. On November 2, 2016 the MOE affirmed the earlier return of the related permit. On December 28, 2016 Hellas Gold filed petition before the COS for the annulment of both decisions of the MOE refusing to approve the technical study for the metallurgy plant at Madem Lakkos. A hearing date had been initially scheduled for March 21, 2018 and was subsequently rescheduled by the Court for December 5, 2018, and then February 6, 2019. The hearing has been rescheduled to May 15, 2019,
On February 6, 2019 the Company’s three appeals in respect of the Skouries’ installation permits were heard. No judgment has been received in respect of any of these appeals.
Installation permit
On November 10, 2017 third parties initiated an Application for Annulment before the COS to cancel an amended installation permit pertaining to the Kokkinolakkas Disposal Facility and an operating permit pertaining to the flotation plant, both in respect of the Olympias project, granted by the MOE to Hellas Gold. The oral hearing of the case before the COS was scheduled by the Court for December 5, 2018, and then re-scheduled to February 6, 2019. The hearing has been rescheduled to May 15, 2019.
Arbitration
On September 11, 2017, Eldorado announced its intention to suspend further investment into its operating mines, development projects and exploration assets in Greece if outstanding, overdue permits were not approved.
On September 14, 2017, Hellas Gold received a formal notice from Greece’s Ministry of Finance and MOE (the Ministries) initiating Greek domestic arbitration. This arbitration was brought pursuant to the provisions of the Transfer Contract between the Greek State and Hellas Gold. The Transfer Contract is the document whereby Hellas Gold originally acquired the Kassandra assets, comprised of Olympias, Skouries and Stratoni, and was ratified by Greek National Law No 3220/2004. The arbitration notice alleged that the Technical Study for the Madem Lakkos Metallurgical Plant for treating Olympias and Skouries concentrates in the Stratoni Valley, submitted in December 2014, was deficient and thereby Hellas Gold was in violation of the Transfer Contract.
On September 15, 2017, Hellas Gold received the overdue permits needed for its Olympias development. However, certain permits for its Skouries development project remained outstanding.
On September 21, 2017, Eldorado Gold announced that Eldorado had entered into a constructive dialogue with the MOE in respect to the development of Hellas Gold’s Kassandra Mine assets (including Olympias and Skouries).
On October 26, 2017, Eldorado Gold announced that it had temporarily postponed its decision to place its assets in Halkidiki on care and maintenance and would continue to reassess its investments in the country.
On December 19, 2017, Eldorado confirmed that the 90-day arbitration period was extended by 60 days to end on April 6, 2018. The extension was at the request of the arbitral panel and by agreement of Hellas Gold and the Greek State.
On January 16, 2018, Eldorado Gold announced commercial production at Olympias Phase II was achieved as of December 31, 2017, and that Eldorado Gold expected Skouries to be fully ramped down to care and maintenance in Q1 2018.
On April 4, 2018, the Arbitration Panel issued its ruling rejecting the Greek State’s claim that the technical study for the Madem Lakkos metallurgy plant for treating Olympias and Skouries concentrates, as submitted by Hellas Gold in December 2014, was in breach of the provisions of the Transfer Contract.
In addition to the litigation brought against Hellas Gold described in this section titled “Hellas Gold Litigation”, Hellas Gold is, from time to time, subject to and involved in various complaints, claims, investigations, proceedings and legal proceedings arising in the ordinary course of business, including pertaining to licenses, permits, supplies, services, employment and tax. Eldorado Gold and Hellas Gold cannot reasonably predict the likelihood or outcome of these actions.
For further description of all of our risks, see section titled “Risk factors in our business”.

Skouries

Location	Halkidiki Peninsula, northern Greece
Ownership
Hellas Gold
95% shares issued to an indirectly owned subsidiary of Eldorado Gold
5% shares issued to Aktor Enterprises Limited (“Aktor”)
The co-ownership of Hellas Gold is governed by a shareholders’ agreement

Type of mine	Open pit, underground
Metal	Gold, copper
In situ metal as of September 30, 2018*
Proven and probable mineral reserves: 157.7 M tonnes at 0.74 g/t Au and 0.49% Cu. Total contained metal is 3.773 M ounces Au and 779,000 tonnes Cu.
Measured and indicated mineral resource: 289.3 M tonnes at 0.58 g/t Au and 0.43% Cu. Total contained metal is 5.401 M ounces Au and 1,242,000 tonnes Cu.
Inferred mineral resources: 170.1 M tonnes at 0.31 g/t Au and 0.34% Cu. Total contained metal is 1.680 M ounces Au and 578,000 tonnes Cu.

Average annual production (metal in concentrate and doré)**	Phase I (Year 1 to 10): 172,400 ounces Au, 33,500 tonnes Cu Phase II (Year 11 to end of LOM): 110,500 ounces Au, 27,450 tonnes Cu
Expected mine life**	23 years, based on proven and probable mineral reserves
Workforce	85 (34 employees and 51 contractors) Planned numbers for operations: 1,000-1,200 full-time employees during construction, 900 full-time positions in Phase I, 750 full-time positions in Phase II
*Mineral reserves are included in the total of mineral resources.
** Based on current proven and probable mineral reserves.

History

1960’s	Initial drilling by Nippon Mining and Placer Development.
1970’s	Drilling carried out by Hellenic Fertilizer Company.
1996-97	Ownership transferred to TVX, exploration drilling tested extensions at depth; in-fill drilling program carried out.
1999	TVX issues mineral resource estimation; initial feasibility study completed.
2004
Aktor acquired mining concessions holding 317km2 including the Olympias and Skouries deposits together with the remaining Kassandra Mines assets through its subsidiary Hellas Gold.
The Hellas Gold acquisition of the Kassandra Mines was ratified by parliament and passed into law in January 2004 (National Law no. 3220/2004).
European Goldfields acquired its initial ownership percentage interest in Hellas Gold from Aktor through its wholly owned subsidiary European Goldfields Mining (Netherlands) B.V.

2006	European Goldfields prepared a bankable feasibility study based on an open pit operation to a depth of 240m followed by underground mining.
2007	European Goldfields increased share ownership of Hellas Gold to 95% (with 5% held by Aktor).
2011	EIS approved by Greek government.
2012	Eldorado acquired the project through the acquisition of European Goldfields.
2013	Hellas Gold commenced construction of the Skouries Mine.
2014	Completed scoping level study on underground mine design.
2015	Initiated work on prefeasibility study of underground mine and open pit tailings disposal. Suspended operations at the Kassandra Mines for 6 weeks due to permitting issues with the government.

2016
Construction at Skouries was suspended in January 2016 due to ministerial decision to revoke the project’s technical study.
Construction of surface facilities resumed in June 2016 after this decision was overturned on appeal.
Ongoing prefeasibility, feasibility and basic engineering studies on the Integrated Waste Management Facility and underground Phase I and LOM mining options.

2017
A decision was made to move Skouries into care and maintenance beginning in November following the non-issuance of the updated electro-mechanical installation permit. This transition to care and maintenance was completed in H1 2018.

2018
Significant damage occurred across the site due to inclement weather, which lead to the decision for critical site works to be executed to repair and protect the site.
Transition to Care & Maintenance was completed at the end of 2018 along with the completion of all critical site works to safeguard the site environmentally and geotechnically by mitigating associated risks.
Hellas Gold filed a non-judicial application for payment with the Hellenic Republic for approx. €750M for damages arising from delays in the issuance of permits and loss of profits.

Licenses, permits, royalties and taxes

Mining Concessions	Eight mining concessions (OP03, OP04, OP20, OP38, OP39, OP40, OP48, OP57) covering 55.1km2, granted until April 7, 2024; can be extended twice for durations of 25 years each.
Permits
In July 2011, the MOE formally approved the EIS submitted by Hellas Gold for the three Kassandra Mines mine sites, being Olympias, Skouries and Stratoni, which involves an area of 26,400 ha, in northeastern Halkidiki (Macedonia Region). This EIS is valid for 10 years and subject to renewal in 2021.
For construction to commence and continue in a timely manner as well as production to commence, the MOE requires the submission and approval of a technical study for the various components of the project. A technical study was submitted in early 2012, and subsequently approved by the Greek MOE. An updated technical study covering amended aspects of the process plant and associated infrastructure was submitted to the MOE in December, 2015 and this was approved in May 2016.
Permitting activities resumed in 2016 with the granting of the Skouries Process Plant building permit. The Skouries Project was again moved towards care and maintenance in late 2017 due to the non-issuance of permits. These permits included the Skouries electro-mechanical installation permit for the revised Technical Study. At year-end, we were also waiting for the resolution of the removal of the antiquity site in the pit. While this is not strictly a permit, it is required to commence operations. The new 43-101 that will be published in March, 2018 changes over the tailings deposition method to filtered tailings. This will require a modification to the existing permits also.
Additional technical studies and permits are required to be approved in a timely manner to allow construction to move forward. Construction is expected to take approximately two years from construction commencing again.
Since 2012, the MOE and other agencies have not fulfilled their legislated permitting and licensing obligations. During 2015, the MOE revoked or suspended certain permits of Hellas Gold which has had a negative impact on our schedule and budget to develop our assets.

Royalties and Taxes
Based on current Greek legislation, royalties are applicable on active mining titles. The royalty is calculated on a sliding scale tied to metal prices. At $1,275/oz Au and $6,612 / tonne ($3.00 / lb) Cu and an exchange rate of €1.2:US$1, Hellas Gold would pay a royalty of approximately 1.5% on Au revenues and 0.5% on Cu revenues.
The corporate income tax rate for Greek companies for 2018 was 29%. This is legislated to drop by 1% per annum until it reaches 25% in fiscal year 2022.

About the property
Skouries is located in the Halkidiki Peninsula, in the Central Macedonian Province of Northern Greece, 100 km east of Thessaloniki and 35 km by road from the Stratoni port. The area is centred on coordinates 474000E and 4488000N of the Hellenic Geodetic Reference System HGRS ’80, Ellipsoid GRS80 (approximately latitude 40° 36’E and longitude 23°50’N).
Skouries itself is located within the concessions numbered OP03, OP04, OP20, OP38, OP39, OP40, OP48 and OP57 which collectively have an area of 55.1km2. The concessions were granted in April 2004 by the Greek state and are valid until April 7, 2024. They can be renewed twice for durations of 25 years each. There are no environmental liabilities attached to the property and there are no expenditure commitments.
The area is readily accessible by road. The area is wooded with oak, beech and pine being the principal species, while inland there are vineyards and farmlands. The main farming products in the immediate region are grapes, honey, olives, and goat cheese.
The area is well served by main power supplies via the Public Power Corporation. Communications by telephone and broadband are good and Hellas Gold has a backup microwave phone and data link at nearby Stratoni. Fibre-optic cable is being installed at all of the Kassandra Mines operations. There is sufficient water available to support the operation from creeks, re-circulated clean water from milling operations and groundwater from wells.
Climate
The Halkidiki Peninsula climate is generally mild with limited rainfall. Over 300 days or around 3,000 hours of sunshine are recorded on average annually. Temperatures fluctuate little during the year. The lowest average temperatures occur during December to February, ranging between 3.5°C to 19°C, while the highest average temperatures occur during summer months ranging between 23°C and 34°C. Temperatures below 0°C are limited to the mountainous areas. Operations can continue all year round.
Geological setting
The Skouries porphyry gold-copper deposit is centred on a small (less than 400m in diameter), pencil-porphyry stock that intruded schist and gneiss of the Paleozoic Vertiskos Formation of the Serbo-Macedonian Massif of northeastern Greece. The porphyry is characterized by at least four intrusive phases that are of monzonite to syenite composition, and contain intense potassic alteration and related stockwork veining that overprints the original intrusive rocks. Potassic alteration and copper mineralization also extend into the country rock; approximately two-thirds of the measured and indicated tonnes and 40% of the contained metal are hosted outside the intrusion. The potassic alteration is syn-to late-magmatic in timing, and is characterized by K-feldspar overgrowths on plagioclase, secondary biotite replacement of igneous hornblende and biotite and a fine-grained groundmass of K-feldspar-quartz with disseminated magnetite. The host porphyry and potassic alteration at Skouries were coeval and formed during the Early Miocene.
Exploration and development
Mineralization
The Skouries deposit is a typical sub-alkaline copper-porphyry deposit. Mineralization extends to more than 920m depth from surface and remains open, within a sub-vertical, pipe-like body. Four main stages of veining are associated with copper and gold mineralization: 1) an early stage of intense quartz-magnetite stockwork; 2) quartz-magnetite veinlets with chalcopyrite ± bornite; 3) quartz-biotite-chalcopyrite ± bornite-apatite-magnetite veinlets; and 4) a localized, late stage set of pyrite ± chalcopyrite-calcite-quartz veins.
An oxide zone occurs from surface to between 30m to 50m depth and includes malachite, cuprite, secondary chalcocite and minor azurite, covellite, digenite and native copper.
Drilling
Historically, TVX undertook 72,232m of drilling in three phases during 1996, 1997 and 1998. In 2012, Eldorado drilled 6,232m in 33 drill holes to eliminate or convert any inferred mineral resources within the planned open pit. Also, as all historic core was removed from the property by TVX, Hellas Gold drilled 10 confirmatory holes totalling 6,550m through the main areas of the Au-Cu mineralization within the planned open pit and underground mine. 25 geotechnical drill holes totalling 11,000m were drilled in 2014.

Sampling, Analysis and Data Verification
The drilling grid pattern used in the mineral resource estimate was 50m by 50m. Holes were drilled at an angle of some 60° to the pipe but given the disseminated nature of the porphyry type mineralization, it would be misleading to convert intercepts to true widths on this basis.
After geological and geotechnical logging, diamond drill holes were split lengthwise using a diamond saw. One half was stored for future reference and the other half was sampled at regular 2m intervals and sent for sample preparation and assaying. Each sample was given an individual sample number and the rock type was coded.
Drill holes SK-08 to SK-30 (15,501m) and SOP-1 to SOP-33 (14,932m) were prepared at three different laboratories: I.G.M.F at Xanthi, I.G.M.F at Athens and TVX at Stratoni, the latter by TVX personnel. Drill holes SOP-34 to SOP-39 (3,045m) were prepared at the Stratoni Laboratory by TVX personnel. Drill holes SOP-40 and onwards were prepared at the Skouries sample preparation laboratory located at Madem Lakkos by TVX personnel. Screw top plastic bottles rather than envelopes or plastic bags were used for storing and shipping the samples.
For the historic drilling, gold, total copper, soluble copper (by citric and sulfuric acid leach methods) and silver assays were done by the ALS-Geolab laboratory in Santiago, Chile that was chosen as the main laboratory. It should be noted that soluble copper assays were generally done for samples within the first 100m from the surface. Copper was determined by an aqua regia digest and AAS finish. Gold was normally assayed on a 50 g sample utilising fire assay with an AAS finish. Samples collected by Eldorado Gold were prepared at its sample preparation facility in Turkey and assayed by the ACME laboratory in Ankara, Turkey. Gold was determined by fire assay with AAS finish, whereas copper was analyzed by an aqua regia digest and AAS finish.
Quality control and quality assurance of sampling are discussed in the Skouries Technical Report (see below); it was concluded that there is no significant sample bias. Sampling was carried out on two metre intervals and across geological boundaries, which is viewed by the Company as representative given the disseminated nature of the mineralization. Drill hole spacing is on a nominal 50m grid which is, in the Company’s opinion, sufficient sample support for the disseminated nature of the deposit mineralization.
Hellas’ confirmatory drill program also verified the gold and copper grade ranges and distributions, when compared to the historical data.
Quality Control
Assay results were provided to Eldorado in electronic format and as paper certificates. Upon receipt of assay results, values for SRMs and field blanks were tabulated and compared to the establish SRM pass - fail criteria:

•	Automatic batch failure if the SRM result is greater than the round-robin limit of three standard deviations;

•	Automatic batch failure if two consecutive SRM results are greater than two standard deviations on the same side of the mean; and

•	Automatic batch failure if the field blank result is over 0.1 g/t Au.
If a batch fails, it was re-assayed until the contained control samples pass. Override allowances were made for samples testing weakly or non-mineralized material. Batch pass/failure data were tabulated on an ongoing basis, and charts of individual reference material values with respect to round-robin tolerance limits were maintained.
If a batch fails, it was re-assayed until the contained control samples pass. Override allowances were made for samples testing weakly or non-mineralized material. Batch pass/failure data were tabulated on an ongoing basis, and charts of individual reference material values with respect to round-robin tolerance limits were maintained.
Data Verification
Monitoring of the quality control samples showed all data were in control throughout the preparation and analytical processes. In Eldorado’s opinion, the QA/QC results demonstrate that the Skouries Project assay and geologic database, particularly for new data obtained in 2012 and 2013, is sufficiently accurate and precise for resource estimation and grade control work.
Checks to the entire drillhole database were also undertaken. Checks were made to original assay certificates and survey data. Any discrepancies found were corrected and incorporated into the current resource database. Eldorado therefore concluded that the data supporting the Skouries Project resource work is sufficiently free of error to be adequate for estimation.

A program of confirmation drilling was completed in 2012 and 2013. These holes redrilled volumes of mineralization previously tested by the 1990s work from which no core remained. Eldorado compared the two data sets by re-estimating the Skouries mineral resource using the 1990s drillholes and 2012 infill drilling and then comparing the generated block model to the verification drill hole assay results. These comparisons are shown in Figure 12-1 for gold and Figure 12-2 for copper. The verification drillholes match the block model grade very well. Thus Eldorado was able to verify the results obtained from the 1996-98 drill campaign despite having none of that drillcore available.
Taken all together, these observations demonstrate that the data gathered and measured for the purposes of estimating the gold grades at the Skouries Project are verified.
Environment
See “Business – Description of mineral properties” in the Olympias project description for details on the EIS of Kassandra Mines of Hellas Gold, which covers the Skouries project.
Technical Report
The scientific and technical information regarding Skouries in this AIF is primarily derived from or based upon the scientific and technical information contained in the technical report titled “Technical Report, Skouries Project, Greece” with an effective date of January 1, 2018 prepared by Stephen Juras, Ph.D., P.Geo., Paul Skayman, FAusIMM, Rick Alexander, P.Eng and Colm Keogh, P.Eng., all of whom are, or were employees of Eldorado, and by John Nilsson, P.Eng, an independent consultant, all of whom are “Qualified Persons” under NI 43-101. The Report is available under Eldorado Gold’s name on SEDAR and EDGAR.
Operations
The Skouries mine is planned to operate in two phases. The initial Phase I production at Skouries will come from the open pit operation using conventional truck and shovel mining, and from the higher levels of the initial underground operation. Ore from both sources will be fed to the adjacent process plant where a gold and copper concentrate, and a gold doré, will be produced for sale. Waste material from the open pit will be used in the construction of an integrated waste management facility (IWMF) to store pressure filtered mill tailings. Following completion of the open pit in year 10, Phase II of the operation will generate ore solely from underground mining operations, while tailings will be deposited into the mined out open pit until it is backfilled.
The Phase I mine production schedule has been developed on a planned annual ore mill feed rate of up to 8.0 Mtpa The Phase I underground production is planned to start concurrently with the commencement of open pit mining and it is expected that the open pit will produce 5.5Mtpa and the underground will produce 2.5 Mtpa. Access to the underground mine will be by ramp during Phase I for movement of manpower, consumables and ore.
The Phase II mine production rate will be 6.2 Mtpa provided from the underground mine. The mining method is transverse sub level open stoping using three operational mining blocks. Access to the underground mine during Phase II will be by ramp for manpower and consumables and a 7m diameter shaft for hoisting of ore. The selected configuration for mining and infrastructure will support the production levels planned.
Geological and engineering control of the operation over the life of mine will be provided by Skouries personnel.
The process plant design has been based on extensive testwork carried out on samples that we believe are representative of the resource. Technical information was provided by several specialist consultants, recognized metallurgical testing facilities and international engineering groups. The process plant is of conventional design comprising primary crushing, coarse ore stockpile, SAG and ball mill grinding with pebble crushing, a gold gravity circuit, rougher, cleaning and scavenger flotation stages, pressure filtration of the concentrate and pressure filtration of the tailings for disposal via conveyor stacking, followed by spreading and compaction. In addition, the infrastructure facilities include the administration buildings, workshops, fuel station, mine dry and medical facilities as well as power, water and other services. The design will also take into account the ore delivery system from the Phase II underground phase of mining.
Tailings from the processing of ore will be pressure filtered to approximately 85% solids by weight and mixed with cement to form paste backfill to be used underground for filling mining voids. Filtered tailings that are not used underground will be deposited on the surface via conveying and stacking equipment and compacted using mobile equipment. For more details on tailings, please see ‘Tailings Storage Facility’ subheading below.
Prefeasibility and feasibility studies on surface tailings disposal and underground mining options continued throughout 2016 and into 2017.

Total pre-production capital expenditure for Phase I, which is the surface process plant, infrastructure and the initial development of the underground mine is expected to be $689M. Anticipated cash operating costs for phase I are approximately -$184 per ounce of gold with by-product credits for copper taken into consideration. Phase II costs are expected to be around $84/oz and would be calculated similarly to Phase I. The project is expected to generate net after-tax cash flow of $1.9 B based on $US 1300 / oz for gold and $2.75 / lb for copper. Life of mine sustaining capital costs are estimated at $758M.
Capital Cost Summary

Capital Cost Summary Area	Initial (US$ x 1,000)	Sustaining (US$ x 1,000)
A - Overall Site	14,508	—
B - Open Pit Mine	66,694	22,975
B - Underground Mine	144,019	405,352
C - Stockpile and Materials Handling	11,801	596
D - Process Plant	134,833	41,400
E - Underground Backfill Plant	—	27,619
F - Integrated Waste Management Facility (IWMF)	22,446	21,948
G - In Pit Tailings	—	40,546
I - Water Management	15,248	3,486
H - Infrastructure	49,288	5,993
J - Ancillary Facilities	9,001	2,146
K - Off Site Infrastructure	4,541	—
P - Environmental	—	2,708
Direct	472,379	574,769
Indirects	99,563	59,661
Owners Cost	30,340	—
Contingency	86,892	123,587
Total Installed Cost	689,174	758,017

Operating Costs

Category	LOM Average (US$/t ore)	LOM Expenditure (US$ x 1,000)
Open Pit Mining (US$/t of OP ore)	4.51	238,876
Underground Mining (US$/t of UG ore)	16.50	1,602,340
Total Mining (US$/t of LOM ore)	11.75	1,841,216
Stockpile Rehandling	0.06	9,818
Processing Cost	6.73	1,055,007
Filter Plant	0.76	119,067
IWMF and Water Management	0.62	96,788
G&A	1.39	218,317
Operating Cost	21.31	3,340,213

The Skouries Technical Report, with an effective date of Jan 1, 2018, shows an after-tax economic analysis based on the project case metal prices of US$1300/oz Au and US$2.75/oz Cu prices. The NPV of the project at a 5% discount rate is US$925M the project IRR is 21.2 % and the payback period is 3.4 years from the start of commercial production.  Annual after-tax cash flows during full production vary from a high of US$245M in year 3 to US$69M in year 19, and taxation and royalties payable to the Greek State amount to US$782M over the 23 year life of the Proven and Probable reserves.
Early in 2016, a decision was taken to suspend operations at the Skouries site based on the actions, or lack of action of the MOE and other agencies regarding the timely issuance of routine permits and licenses. Following the issuance of a number of key approvals limited construction activity resumed in June 2016. In September 2017, Eldorado announced its plans to suspend the development of its assets in Greece, including the Skouries project, due to the failure of the MOE to issue routine permits (including the amended electro-mechanical Installation permit for the Skouries flotation plant, as well as other matters including, but not limited to, the relocation of antiquities at the Skouries site). In November 2017, Eldorado announced that the Skouries development project will be formally placed into care and maintenance.  Eldorado has also initiated legal actions in order to enforce and protect its rights against the unjustifiable delays caused by the MOE.
The Skouries project continued to be subject to attention and some local unrest in 2018 and, while attention has waned compared to the prior years, we continued to observe small anti-mining protests at the site involving residents of Thessaloniki and some local villages. Greece’s economic, social and political landscape continues to change, and we are witnessing a population fragmented in their support for foreign direct investment; particularly with respect to mining. In response, Hellas Gold proactively engages with stakeholders in a continuous effort to address concerns and provide education to the background of our projects and how we manage our operating risks and impacts. Through 2018, we also worked closely with our stakeholders and communities to provide meaningful investments towards employment, education, health, community development, local arts and culture. In 2018, we hired a full-time Corporate Social Responsibility Manager at the Kassandra Mines to strengthen our stakeholder engagement efforts through increased access and day-to-day contact with local communities.
There is no assurance that the current situation may not worsen, or that Greece does not adopt regulatory or political changes which may negatively affect the current and future operations at Skouries, our business, results of operations, financial condition and share price.
Tailings storage facility
A dry stack integrated waste management facility (IWMF) has been designed for storage of all filtered tailings not used underground. Filtered tailings will have a target solids content of 84%-88% and, at the current design stage, there are provisions for rigorous environmental and geotechnical monitoring including regular inspections during construction and operation. Over the life of the Phase I operation, approximately 80 Mt of tailings are expected to be generated. Of this total, 12 Mt are expected to be returned underground as paste backfill with the remaining 68 Mt to be stored in the designated surface IWMF.
Over Phase II approximately 75 Mt of tailings will be produced. Of this total, 35 Mt are expected to be used as paste backfill for the underground with the remaining 40Mt used to backfill the mined-out open pit. This arrangement will allow the pit to be reclaimed for future use without forming a pit lake or a zone of potential subsidence. Mining of the open pit has to be complete before tailings can be diverted from the designated surface IWMF into the open pit. This arrangement for dewatered tailings represents the best available technology and allows for improved stability and reduced land-take when compared to other alternatives.
If permitted, the IWMF will be of downstream construction, unlined and feature an earth and rockfill embankment. Dry stacking is the preferred option of the Company at Skouries. We have submitted a revised technical study for this but have not yet received approval from the Greek government.
Geopolitical Climate in Greece
For more information on Geopolitical Climate in Greece, see page 90 of our “Risk factors in our business”.

Hellas Gold Litigation
On March 20, 2017, Hellas Gold applied to the MOE for a one-year extension to a permit for the installation of E/M equipment at the Skouries Auxiliary Facilities and Support Infrastructure project, however the MOE failed to issue a decision on or grant such extension within the required 3-month period from the time the application was made, which failure constituted a deemed denial of the application. Accordingly, on November 3, 2017, Hellas Gold appealed to the COS seeking a decision that the deemed denial by MOE be annulled. The oral hearing of the case before the COS has been scheduled initially for March 21, 2018 and then rescheduled by the Court for December 5, 2018. The case was consequently rescheduled and heard by the court on February 6, 2019. Relevant pleadings were submitted on February 13 2019 and await for a decision usually within 3 to 6 months post hearing date.
On April 12, 2017 Hellas Gold applied to the MOE for a supplementary amending permit for the installation of E/M equipment at the Skouries Flotation Plant project, however the MOE failed to issue a decision on or grant such extension within the required 3-month period from the time the application was made, which failure constituted a deemed denial of the application. Accordingly, on November 9, 2017, Hellas Gold appealed to the COS seeking a decision that the deemed denial by MOE be annulled. The oral hearing of the case before the COS has been scheduled initially for March 21, 2018 and then rescheduled by the Court for December 5, 2018. The case was consequently rescheduled and heard by the court on February 6, 2019. A decision is expected within 3 to 6 months post hearing date.
On April 19, 2017 Hellas Gold applied to the MOE for a 2-year extension to a permit for the installation of E/M equipment at the Skouries Flotation Plant project, however the MOE failed to issue a decision on or grant such extension within the required 3-month period from the time the application was made, which failure constituted a deemed denial of the application. Accordingly, on November 9, 2017 Hellas Gold appealed to the COS seeking a decision that the deemed denial by MOE be annulled. The oral hearing of the case before the COS has been scheduled initially for March 21, 2018 and then rescheduled by the Court for December 5, 2018. The case was consequently rescheduled and heard by the court on February 6, 2019. A decision is expected within 3 to 6 months post hearing date.
In the third quarter of 2018, Hellas Gold filed an application for payment with the Greek State requesting payment of approximately €750 million for damages suffered arising from delays in the issuance of permits for the Skouries project. In the fourth quarter of 2018, Hellas Gold then filed a Supplemental Application for Payment with the Greek State, to provide the Greek State with further detail on each delay that the Company incurred. The Supplemental Application for Payment is a non-judicial request for payment and does not initiate legal proceedings. The Company continues to evaluate its legal options in this regard.
In addition to the litigation brought against Hellas Gold described in this section and the litigation referred to under “Olympias - Hellas Gold Litigation”, which is referred to as being applicable to all the Kassandra Mines, Hellas Gold is, from time to time, subject to and involved in various complaints, claims, investigations, proceedings and legal proceedings arising in the ordinary course of business, including, but not limited to, licenses, permits, supplies, services, employment and tax. Eldorado Gold and Hellas Gold cannot reasonably predict the likelihood or outcome of these actions.
For further description of all of our risks, see section entitled “Risk factors in our business.”

Lamaque

Location	Val-d’Or, Quebec, Canada
Ownership	100% Through Integra Gold (Triangle) and Or Integra (Sigma), wholly owned subsidiaries of Eldorado Gold
Type of planned mine	Underground
Metal	Gold
In situ gold (as of September 30, 2018):*,***
Proven and probable mineral reserves: 4.1 million tonnes at 7.25 g/t Au for 0.953 million contained ounces
Measured and indicated mineral resources: 5.1 million tonnes at 8.30 g/t Au for 1.354 million contained ounces.
Inferred mineral resources: 8.4 million tonnes at 6.78 g/t Au for 1.830 million contained ounces.

Average annual production	113,000 ounces
Expected mine life**	8 years, based on current proven and probable mineral reserves
Workforce****	607 (307 employees and 300 contractors)
* Mineral reserves are included in the total of mineral resources.
** Based on current proven and probable reserves.
*** Resources include the Triangle, Plug #4 and Parallel Deposits
****Contractor numbers estimated based on man-hours worked in 2018

History

1923	Gold was first discovered in the Val-d’Or area by R.C. Clark on what later became the Lamaque Property.
1928	Read-Authier Mines Limited was formed to acquire the Lamaque property.
1932
Teck-Hughes acquired an option on the property and Teck-Hughes exercised its option incorporating the Lamaque Gold Mines Limited, a wholly owned subsidiary of Teck-Hughes to take over the original property and a number of the adjoining claims.

1933-35
A shaft was sunk starting in January 1933; lateral work and construction on the original mill followed in the summer of 1934. The mill started operations in April 1935 with a capacity of 350 tons per day (tpd), which was increased to 500 tpd later in the same year.

1950-55	The No. 2 Mine was developed in 1950-1951. Production from the No. 2 Mine ceased in November 30, 1955. In 1951, the mill capacity was increased to 1500 tpd and to 2100 tpd in 1953.
1955-61
In late 1955, a new discovery approximately 4,500 feet southeast of the Main Mine was made and in late-1960 / early-1961 shaft sinking for the new zone, the No. 3 Mine, was initiated. In summer 1961 development work for three zones in the No. 3 Mine was underway.

1985
In May 1985, all production at the Lamaque mine ceased. The Lamaque mill was kept on care and maintenance basis until 1986 for custom milling. Post-shutdown, Teck and Golden Pond formed the Teck-Golden Pond JV while Teck and Tundra formed the Teck-Tundra JV to explore a portion of the historical Lamaque property.

1988
Tundra signed an agreement with Teck to acquire a 100% interest in all of Teck’s assets at Lamaque. The assets to be acquired included the Main Mine Property, all surface structures including the mill, surface and underground equipment, and Teck’s interest in the Tundra, Golden Pond and Roc d’Or Mines agreements. However, Tundra was unable to fulfill its commitments and the Main Mine and mill area were returned to Teck, while Tundra’s and Golden Pond’s interest in the Tundra and Golden Pond JV properties was diluted to 50%.

1990-2014
No exploration was conducted on the Tundra and Golden Pond JV properties between 1990 and 2003. In 1992, the Lamaque Mill Mine was demolished.
The Main Mine area of the property was acquired by Placer Dome in November, 1993 and the surface rights were acquired by Placer Dome in October, 1999. No mining or underground development was conducted between 1999 and 2010.
In September 1997, Placer Dome sold the Sigma mine to McWatters Mining Inc. In July 1999, McWatters Mining Inc. closed the underground mine. In 1999 and 2000, limited open pit operations occurred at the Sigma mine.
The McWatters Mining Inc. open pit operation never reached commercial production and mine operations were shut down in October 2003, with McWatters Mining Inc. placed into bankruptcy. Century purchased the Sigma and Lamaque mines in September 2004 and re-started the Sigma open pit mine.
In 2003, Kalahari and Teck Cominco signed an agreement providing Kalahari the option to earn Teck's interest in the JV properties. In 2006-2007, Kalahari conducted a small drilling program at the Triangle Deposit area, located some 3km south-east of the Sigma-Lamaque Deposits.
In 2009 Kalahari bought out the remaining Tundra and Golden Pond interest in the properties through a share swap.
Kalahari changed its name to Integra Gold in 2010 as the 100% owner of the property.
In 2010, the Sigma-Lamaque mine was re-opened.
Between 2010 and 2014, Integra Gold conducted various drilling programs at the newly found Triangle Deposit and historical Plug #4 and Parallel Deposits.
In October 2011, White Tiger Gold Ltd acquired Century and the Sigma-Lamaque Complex.
White Tiger Gold restarted commercial production at the Sigma-Lamaque Complex in February 2012.

2014	In 2014, Integra Gold bought the adjacent Sigma Mill and historic Sigma and Lamaque Mines.
2015
Integra Gold, following a significant surface drill program, reinterpreted the geological controls on gold mineralization at the Triangle Deposit, leading to a significant increases in the resources base of the project.
In the same year, Eldorado Gold acquired a 15% interest in Integra Gold following a Private Placement.

2017
In February 2017, Integra Gold release an updated positive Preliminary Economic Assessment on the project, followed by an updated resources estimate.
In July 2017, Eldorado Gold acquired the remaining outstanding shares to own 100% of Integra Gold and the Lamaque project.
In 2017, Eldorado commenced a Prefeasibility study on the Lamaque Project.

2018
In March 2018, the PFS study was completed by Eldorado Gold.
In 2018, all permits were received from the MOE to commercially operate the mine at the Triangle Deposit and the mill and tailings facility at Sigma.
In December 2018, first gold was poured from material processed through the Sigma Mill.

2019
Commercial operations are on track for Q1 2019.
Production of 100,000-110,000 ounces of gold (including pre-commercial production) at a cash costs of $550-600 per ounce of gold sold is forecast for 2019.
Expanding resources below C5 will comprise the primary exploration focus at the Triangle Deposit during 2019 and also in 2020.

Licenses, permits and royalties

Mining Concessions
The exploitation of the Triangle Deposit is covered by a mining lease BM-1048, which was obtained in March of 2018 from the MERN, and also by a series of mining concessions, which permits underground mining production. Parallel and Plug #4 are under grandfathered mining concessions of Lamaque. In addition, the tailings facility of Sigma is covered by a specific surface lease (Bloc 137 of Bourlamaque Township).

Permits
Triangle Mining Area:
All certificates of authorization (“CofA”) were received from the provincial MOE (“MELCC“) for the bulk sampling at Triangle. The last one, the second modification of this Bulk Sampling CofA, was received on October 10th, 2017. Following approval of the CofA’s the mining lease for the Triangle deposit was approved in early March 2018. The mining lease permits production from the Triangle deposit was the conclusion of the both recently received CofA and Relamation & Closure Plan of the Triangle Zone during Q1 of 2018.

Sigma Mill:
During 2018, applications for a number of CofA were be sent to the MELCC, among others:
● the start-up of the mill as a Toll milling operation (received);
● the Sigma pit paste fill plant (delayed); and
● the deposition of paste tailings in the Sigma open pit (delayed).
The Closure and Reclamation Plan of the Sigma property (Or Integra QC Inc) was completed in Q3-2018 and sent to the MERN for approval. This five-year closure plan is valid from 2018 to 2023.

Royalties
An NSR (Net smelter return) of 2.0% is payable to Sandstorm Gold on gold production from Roc d'Or East Extension Property, which covers approximately 10% of the Measured and Indicated Resources at Triangle. 1% of this NSR can be bought for an amount of CDN $1M. For the remainder of the deposit, an NSR of 2.0% is payable to Osisko Royalties on gold production from Lamaque South Property. 1% can be bought out for an amount of CDN $2M. Please refer to “About the property” section below for more information.

About the property
The Lamaque Project is located in the Val-d’Or gold camp in the Province of Québec, Canada, approximately 550 km northwest of Montréal, to the east of the City of Val-d'Or in the Bourlamaque and Louvicourt townships. The property is accessible via public paved and gravel roads, gravel roads on the top of the dykes, all-terrain vehicle trails, and bush roads. Provincial Highway 117 passes through the project. The Val-d’Or airport is located at the southern edge of the property and has regularly scheduled flights to and from Montréal. Val-d’Or is a six-hour drive north from Montréal and has a population of approximately 32,000.
The Lamaque Project consists of three separate properties covering 3,221.96 hectares: 1) Lamaque South Property (comprising one mining lease expiring March 13, 2038, four mining concessions; nine claims expiring April 30th, 2019, eight claims expiring September 15, 2019, eight claims expiring June 30th, 2020 and four claims expiring January 24, 2021); 2) Sigma-Lamaque Property (five mining concessions and thirty-one claims expiring on May 15, 2019); and 3) Aumaque Property (one mining concession). The Company also owns the Sigma 2 property which is located some 25km to the east of the Sigma Mill Complex, covers 410.26 hectares and includes 19 claims expiring January 20, 2021. The holder of a mineral claim can renew its title for a period of two years. The 10 mining concessions have been legally surveyed and granted surface and mineral rights, have no expiry date and will remain in good standing during the entire life of the operation. When production ceases, the concessions can remain in good standing provided a small amount of work is done or a payment is made in lieu of work each year.
The Lamaque South Property is 100% owned by the Company, and the Sigma-Lamaque Complex, the Aumaque property and the Sigma 2 property are 100% owned indirectly through the Company’s wholly owned subsidiary, Or Integra Inc..

The Lamaque Project is subject to the following NSRs on certain titles:

•
Pursuant to the Lamaque Option Agreement, the Lamaque South Property is subject to a 2% NSR in favor of Osisko Gold Royalties of which half (1%) can be purchased by the Company for $2,000,000 at any time within one year of commercial production;

•
Pursuant to Roc d’Or East Extension Option Agreement, the Roc d’Or East Extension Property is subject to an NSR for the benefit of Sandstorm Gold of 2%, one-half of which (1%) may be purchased by the Company for $1,000,000;

•
Pursuant to the Donald Property Option Agreement, the Donald Property is subject to a 3% GMR (Gross Metal Royalty) in favor of Globex Mining Enterprises INC. of which one third (1%) can be purchased by the Company for $750,000 at any time on or before the date that is five years after the option exercise; and

•
Pursuant to the MacGregor Option Agreement, the MacGregor Property is subject to a 2% NSR, 0.6% of which is payable to Jean Robert, 0.6% of which is payable to Les Explorations Carat, and the remaining 0.8% to Albert Audet. One-half (1%) of this NSR may be purchased for $500,000.

Accessibility
The Triangle Project lies to the southeast of the Val-d'Or urban centre. The Triangle Mine site is accessible by driving roughly 4km eastward via the Goldex-Manitou service road from Val-d’Or’s 7th street. The Val-d’Or airport is located at the southern edge of the property through accessed through 7e Street and has regularly scheduled flights to and from Montréal. Val-d’Or is a six-hour drive north from Montréal and has daily bus service between Montréal and other cities in the Abitibi region.
Canadian National Railroad (CN) operates a feeder line that runs through Senneterre and Amos, connecting to the North American rail system eastward through Montréal and westward through the Ontario Northland Railway. A CN branch line runs through Val-d’Or and crosses the Lamaque Project. Passenger rail service is offered by VIA Rail from Montréal to Senneterre (65 km northeast of Val-d’Or) on Monday, Wednesday and Friday, and from Senneterre to Montréal on Tuesday, Thursday and Sunday.
Climate
The city of Val-d'Or has a humid continental climate that closely borders on a subarctic climate. Winters are cold and snowy, and summers are warm and damp. Based on Environment Canada statistics from 1971 to 2000, the region is characterized by a mean daily temperature of +1° C (Table 5.1). The lowest recorded temperature was ‑43.9° C and the highest recorded temperature was +36.1°C. The average high in July was +23.4° C. and the average low in January was ‑23.5° C. In winters, temperatures can drop to below ‑30° C for extended periods, and extreme temperatures below ‑40° C can occur from December through March.
Geological setting
The Lamaque Project is located in the Val d’Or district of the eastern Abitibi Greenstone Belt within the Superior Province of the Canadian Shield. Known deposits and mineral occurrences in the project area, including the Triangle Deposit, are sulphide-poor quartz veins or quartz-tourmaline-carbonate veins typical of many of the orogenic gold deposits in the region. Host rocks consist of volcanic flows and volcaniclastic rocks of the Val-d’Or Formation, intruded by a variety of intermediate to mafic intrusions in various forms including plugs, dykes and sills. Mineralized veins occur dominantly as shear veins within faults and shear zones cutting these units, and to a lesser degree as secondary splays and extension veins. These veins are preferentially localized within the mafic intrusions and in the host volcanic sequence proximal to the intrusions, which provide a competent host for the emplacement of gold-bearing quartz-tourmaline veins.

Exploration and Development
Exploration and mining development in the Val d’Or area dates back to the original discovery of gold on the property in 1923. Documented historical production of 9.5 million ounces of gold, mainly from the Sigma and Lamaque Mines, has motivated numerous periods of exploration activity conducted by several companies. The most recent phase of exploration began in 2015, shortly after Integra Gold Corp. purchased the Sigma Mill complex. During this period, in addition to extensive drilling at the newly found Triangle Deposit, exploration drilling programs have been conducted at the Plug 4 and Parallel deposits, as well as the Aumaque, South Gabbro, Lamaque Deep, Sigma East Extension, and other targets. Development of the exploration decline at the Triangle deposit has provided underground platforms for delineation drilling programs beginning in 2016.
Due to the low levels of bedrock exposure over most of the project area, exploration targeting relies heavily on geophysical surveying combined with analysis of historical mining and exploration data. Both induced polarization and EM surveys have been utilized locally, and a drone-based high resolution magnetic survey covered most of the property in 2017.
Mineralization
Current gold resources at the Lamaque Project are defined in the Triangle, Plug No. 4 and Parallel deposits, with most resources occurring in the Triangle Deposit. The Triangle Deposit is localized within and peripheral to a feldspar porphyritic diorite intrusion referred to as the Triangle Plug. Gold mineralization in the Triangle Deposit occurs in shear-hosted quartz-tourmaline-carbonate-pyrite veins cutting the Triangle Plug and extending into the surrounding mafic lapilli-blocks tuffs. The thickest and most continuous veins are localized within east-west striking ductile-brittle reverse shear zones dipping 50-70° south. Veins also occur as extensional shear vein splays dipping 20-45° south as well as subhorizontal extension veins. Gold occurs within the veins as well as in the silica-sericite-carbonate-pyrite alteration selvages flanking the veins.
The Plug No. 4 Deposit, located 550m north of the Triangle Deposit contains mineralized veins restricted to a subvertical fine- to medium-grained cylinder-shaped gabbro intrusion measuring roughly 100 to 150 m in diameter. East-west striking reverse shear zones dipping between 45° and 75° to the south cut the intrusion and host gold-bearing quartz-tourmaline-carbonate-pyrite veins. Low-angle mineralized extensional shear veins (dipping 35-45° south) are associated with these, but have limited lateral continuity. Sub-horizontal extensional veins occur in vein arrays or clusters that extend for tens of metres down the central core of the gabbro intrusion. The thickness of individual veins can vary from 1mm to 1.25m, with most around 5-10cm. These vein clusters can carry significant gold concentration, but grades are erratic.
Mineralized zones at the Parallel Deposit occur as sub-horizontal extension veins at shallow depths (70-200 m) and as east-west striking shear veins dipping approximately 30-45° south at deeper levels. The mineralized veins consist of quartz and carbonate with lesser amounts of tourmaline, chlorite and sericite, hosted within fine- to medium-grained porphyritic diorite. The sub-horizontal extension veins are laterally extensive (up to 300 m), occur in en-echelon patterns and exhibit pinch and swell characteristics. In general, they occur in stacked sets 10-25 m thick containing up to 7 or 8 individual veins. Shear veins occur as up to four parallel veins within a 75 m wide corridor. Individual shear veins range in width from 15 cm and 1.5 m, but can be up to 2.6 m thick locally.
Gold mineralization is also documented in numerous zones which are peripheral to, but show similar styles of vein control and host rock characteristics to, the three above deposits. The principal zones currently defined at the project include: Fortune Zone; No. 5 Plug (including No. 35 Vein); No. 3 Mine (including No. 1 and 2 Veins); South Triangle Zone; Mylamaque Zone; No. 4 Vein; No. 6 Vein; Sixteen Zone and Sigma East Zone. In addition, both the Sigma Mine and Lamaque Mine contain significant zones of residual mineralization not exploited during the historical mining of these deposits.
Drilling
Drilling campaigns on the Triangle deposit transpired over three time periods: pre 2009, 2010-2014 and 2015 to present. The latter period comprised 70% of the drill holes and meters drilled at the Triangle Deposit. To date, 319 Km of drilling in 631 diamond drill holes were executed on the Triangle deposit. Most of the drilling over Plug No. 4 also took place in the 2015 to present period. At Plug No. 4 the totals consisted of 57 km in 69 diamond drill holes and Parallel zone drilling totalled 72 km in 267 diamond drill holes. Drilling was done by wireline method with NQ sized core (47.6 mm nominal core diameter) equipment using up to nine drill rigs. Drillers placed core into wooden core boxes with each box holding about 4.5 m of NQ core. Geology and geotechnical data were collected from the core and core was photographed before sampling.

Sampling, Analysis and Data Verification
Geological logging of drill core includes collection of lithological, structural, alteration and mineralization information. After the logging each drill hole is photographed. All vein and shear zone occurrences were sampled with suitable bracket sampling into unmineralized host rock. Typically, about 50% of a hole was sampled. The core was cut at the Company’s core shack facility in Val-d’Or, Québec. The remaining core is stored at the Company’s core handling and storage facility. For security and quality control, diamond drill core samples were catalogued on sample shipment memos, which were completed at the time the samples were being packed for shipment. Standards, duplicates and blanks were regularly inserted into the sample stream by Eldorado staff.
Core samples from surface were sent for preparation and analyses to Bourlamaque Assay Laboratories Ltd of Val-d’Or. At times a secondary laboratory was used, also in Val-d’Or, ALS Minerals. All underground core samples were sent to ALS Minerals Laboratory. Surface core samples were assayed for gold by 30 g fire-assay with an atomic absorption finish. Any values greater than or equal to 5 ppm Au were re-analyzed by fire assay using a gravimetric finish. For the underground infill and delineation drilling, gravimetric finish re-assays were completed for values above 10 ppm.
Assay results are provided to Eldorado in electronic format and as paper certificates. Upon receipt of assay results, values for SRMs and field blanks are tabulated and compared to the established pass-fail criteria as follows:

•	Automatic batch failure if the SRM result is greater than the round-robin limit of three standard deviations;

•	Automatic batch failure if two consecutive SRM results are greater than two standard deviations on the same side of the mean; and

•	Automatic batch failure if the field blank result is over 10 times the Au detection limit.
If a batch fails, it is re-assayed until it passes. Override allowances are made for barren batches. Batch pass/failure data are tabulated on an ongoing basis, and charts of individual reference material values with respect to round-robin tolerance limits are maintained.
Regular monitoring of the QA/QC results ensure that the assays pass the above mentioned criteria thus demonstrating that the Lamaque assay database is sufficiently accurate and precise for resource estimation.
The drillhole database undergoes periodic reviews where cross-checks were made between the original assay certificates and downhole survey data and the digital database. Also, the descriptive information (lithology and alteration) was reviewed. Any discrepancies found were corrected and incorporated into the current resource database.
Eldorado therefore concludes that the data supporting the Lamaque resource work are sufficiently free of error to be adequate for estimation.
Technical Report
The scientific and technical information regarding Lamaque in this AIF is primarily derived from or based upon the scientific and technical information contained in the technical report titled “Technical Report for the Lamaque Project, Quebec, Canada’’ with an effective date of March 21, 2018 prepared by Eldorado Gold Corporation including Stephen Juras, Ph.D., P.Geo. and Colm Keogh, P.Eng., Jacques Simoneau P.Geo, Francois Chabot, P.Eng., and WSP Canada Inc., all of whom are “Qualified Persons” under NI 43-101. The report is available under Eldorado Gold’s name on SEDAR and EDGAR.

Operations
Integra's principal asset was the Lamaque project near Val-d'Or, Quebec. Lamaque hosts an NI 43-101 indicated resource of 5.1 million tonnes at a grade of 9.13 g/t gold and an inferred resource of 3.5 million tonnes at a grade of 7.94 g/t gold (5.0 g/t gold cut-off). In November 2017, Eldorado commenced a prefeasibility study for the Lamaque Project. In March 2018, Eldorado released the results of the prefeasibility study and subsequently filed an NI 43-101 compliant Technical report for the Lamaque Project. The maiden reserve at the Triangle Deposit includes approximately 893,000 ounces of gold at an average grade of 7.3 g/t supporting an initial seven year mine plan with an average annual production of 117,000 ounces of gold at AISC of $717 per ounce. The prefeasibility study envisions a high-grade underground operation producing an average of 117,000 ounces of gold per year but ramps to annual production of 135,000 ounces, which the company expects to sustain with further Resource to Reserve conversion, at total operating costs of US$516 per ounce over the first seven years. Eldorado Gold has recently completed the refurbishment of the Sigma Mill and as of early 2019, was operating the mill pre-commercially. Underground mining and underground ramp development are sufficiently established to produce 500,000 tonnes of ore in 2019. The mining plan for the Lamaque Project calls for a predominantly mechanized mining by long-hole open stoping. Waste material generated from drift development will be used to backfill part of the long-hole open stopes.
A technical study has been completed and released which has incorporated over 110,000 plus metres of drilling that supported the March 2017 resource model as well as information from a further 60,000 metres of drilling which has resulted in the declaration of maiden reserves for the Lamaque project. The technical study also further developed the capital and operating costs to a pre-feasibility level of confidence.
Tailings storage facilities
The Sigma CIL Tailings Storage Facility holds wet tailings produced by the operation. The facility was acquired by the Company as part of the Integra Gold Corporation transaction. The facility is of upstream construction, unlined and was constructed using tailings material. Upon acquisition by Eldorado, the facility perimeter was reinforced with rock buttressing as part of the Company’s plans to continue using the facility in operation. In addition to daily and monthly surveys and inspections of the Sigma tailings storage facility, annual third party inspections are conducted in accordance with provincial law, and government inspections also occur on an annual basis.
As part of the Integra Gold Corporation transaction, the Company also acquired the Lamaque Old Tailings Storage Facility. The facility has been inactive since the late 1980s and rehabilitation work was performed in the 1990s to reshape the surface to control erosion, construct internal ditches, and establish vegetative cover. The facility is of upstream construction, unlined and constructed using tailings material. In addition to the Company’s internal maintenance and inspection procedures, annual third party inspections are conducted in accordance with provincial law and aim to assess the geotechnical performance of the facility.

Key Parameters	2018 Technical Report
Production Data
Life of Mine	7 Years
Mine Throughput	up to 600,000 TPA
Metallurgical Recovery Gold	94.5%*
Average Annual Gold Production	117,000 Ounces
Total Gold Produced	854,000 Ounces

Total Operating Cost/ Ounce Au	$516/Ounce
Average All In Sustaining Costs	$717/Ounce
Capital Cost
Initial Investment Capital	Initial Capital requirement (to commercial production $122 M USD)
Economics @ $1,300 Au After Tax
Net Present Value After Tax @ 5%	$211 M
Internal Rate of Return After Tax	35%
Payback	3.3 years

All CofA allowing extractive mining activities and the first metallurgical transformation are now available. Eldorado Gold Lamaque is currently involved in a CofA request process for the future operations at the Sigma Mill in order to expand the lifetime of the tailings stack facility (TSF) of Sigma. There are eight successive expansion phases planned, bringing the company to 2026 and progressively reclaim the TSF, before to start the in-pit disposal of the tailings. The Sigma Mill did initiate start up during Q4-2018 and we are planning to reach commercial production by the end of Q1, 2019.
The Lamaque project includes significant fixed infrastructure in place to support the ramp-up to commercial production at the Triangle deposit and the Sigma Mill. This includes an underground ramp system currently extending to over 375m depth, with approximate dimensions of 5.1x5.5m that provides access to the ore zones on 18 and 25m vertical intervals. A ventilation system with two 1500Hp surface fans and multiple 3.4 - 5.5m diameter raisebored connections to levels in the mine are capable of providing air for the operations including heating with natural gas in winter months. A cement slurry mixing and distribution system for use in the backfilling of stopes with cemented rockfill. A series of surface buildings including the mine site offices, mine dry, workshop, warehouse, contractor offices, laydown yards, diesel storage, explosives magazine and stockpile pads for ore and waste are available in either a completed or temporary form, and capable of supporting the current operations at the triangle site. Also a 9.1 km road way is maintained to haul ore from the triangle site to the Sigma mill.
The ore from the Triangle site is currently processed at the re-furbished and operating (pre-commercially) Sigma mill. Fixed infrastructure at the Sigma mill site includes the primary crushing circuit, fine ore bins, a rod and ball milling circuit followed by a series of cyclones, a gravity concentration circuit, a pre-aeration tank, a cyanide leach circuit, a carbon in pulp circuit, ADR process circuit and equipment, a gold refinery and associated infrastructure including piping, pumps, electrical connections, motor controls, instrumentation and automation and monitoring equipment. This infrastructure was largely in place at the Sigma mill and used by past operators. All parts of the system have been evaluated and re-habilitated in anticipation of returning the mill to commercial production in 2019.
Future planned infrastructure includes continuation of the main ramp to develop the C4 resources and potential further extensions of the orebody at depth. A new integrated 2 story office building, supporting the mine dry and mine services functions located at the Triangle site.  A new 25 Kv substation to upgrade the existing Hydro-Quebec infrastructure. Upgrades to the existing gravity concentration circuit including intensive cyanidation. A new cyanide recovery and destruction circuit feeding a new paste tailings plant to replace the tailings deposition at the existing Sigma tailings facility with tailings placement in the Sigma open pit, and potentially for use in underground backfill systems.  Also a dedicated haulage ramp from the top of the C4 orebody to the Sigma mill is being evaluated.
The Lamaque operation also includes a diverse fleet of owner operated underground mining equipment including, underground haulage trucks ranging from 30T-45T, underground loader ranging in size from 4 – 10 yd, development jumbos, production drills, mechanized bolters, and support equipment such as scissor lifts, men carriers, backhoes, boomtrucks, explosive loaders and others.

Non-Material Properties
Stratoni

Location	Halkidiki Peninsula, northern Greece
Ownership
Hellas Gold
95% shares issued to an indirectly owned subsidiary of Eldorado Gold
5% shares issued to Aktor Enterprises Limited (“Aktor”)
The co-ownership of Hellas Gold is governed by a shareholders’ agreement

Type of mine	Underground mine (Mavres Petres)
Metal	Lead, zinc, silver
In situ metals as of September 30, 2018*
Proven and probable mineral reserves: 581,000 tonnes at 161 g/t Ag, 6.2% Pb and 8.3% Zn. Contained metal is 3.007 Million ounces of Ag, 36,000 tonnes of Pb and 48,000 tonnes of Zn.
Measured and indicated mineral resources: 770,000 tonnes at 178 g/t Ag, 6.9% Pb and 9.3% Zn. Contained metal is 4.407 million ounces of Ag, 53,000 tonnes of Pb and 72,000 tonnes of Zn.
Inferred Resources: 1,120,000 tonnes at 153 g/t Ag, 6.1% Pb and 8.2% Zn. Contained metal is 5.509 million ounces of Ag, 68,000 tonnes of Pb and 92,000 tonnes of Zn.
Piavitsa, a satellite deposit to Stratoni, includes inferred mineral resources of 1.932 M ounces at 5.70 g/t Au, 19.156 M ounces at 57 g/t Ag.

Average annual production**	11,000 tonnes Pb, 15,000 tonnes Zn, 800,000 ounces Ag
Expected mine life**	3 years, based on current proven and probable mineral reserves
Workforce	442 (354 employees and 88 contractors)
* Mineral reserves are included in the total of mineral resources.
** Based on current proven and probable mineral reserves.

Licenses, permits, royalties and taxes

Mining Concession	A number of mining concessions (4, 12, 15, 16, 17, 25, 29, 30, 33, 34, 35, 42, 44, 45) covering 118.8km2, granted until April 7, 2024 and can be extended twice for durations of 25 years each.
Permits
In July 2011, the MOE formally approved the EIS submitted by Hellas Gold for the three Kassandra Mines mine sites, being Olympias, Skouries and Stratoni, which involves an area of 26,400 ha, in northeastern Halkidiki (Macedonia Region). This EIS is valid for 10 years and subject to renewal in 2021
This EIS covers all environmental issues for the project.

Royalties and taxes
Based on current Greek legislation, royalties are applicable on active mining titles. The royalty is calculated on a sliding scale tied to metal prices in Euros. At $17 / oz Ag, $2,250 / tonne Pb and $2,500 / tonne Zn and an exchange rate of €1.2:US$1, Hellas Gold would pay a royalty of approximately 1.5% on Ag revenues, 1.0% on Pb revenues and 1.0% on Zn revenues.
The corporate income tax rate for Greek companies for 2018 was 29%. This is legislated to drop by 1% per annum until it reaches 25% in fiscal year 2022.

About the property
Stratoni is located in the Halkidiki Peninsula, of the Central Macedonia Province in Northern Greece, approximately 100km east of Thessaloniki, which is the second largest city in Greece.
Operations
Mining is a combination of transverse and longitudinal drift-and-fill methods with rock breaking by conventional drill and blast. The stoped area is then filled with cemented tailings from surface. Support varies based on size and ground conditions, with some areas utilizing backpacked steel sets while others use rock bolts and shotcrete.
The Stratoni concentrator plant is currently operating on a campaign basis, five days a week at a rate of approximately 50 tonnes/hour of ROM ore from the Mavres Petres mine. Lead, silver and zinc recoveries of 91.5%, 80% and 91.5%, respectively, are achieved. The grade of the bulk lead/silver concentrate is typically 70.5% Pb with approximately 1,600 g/t Ag; the zinc concentrate contains 50% Zn. The crushing circuit is capable of crushing up to 750,000 dmt per annum and, as a consequence, is currently operating for approximately one-third of the available time. Fine ore which has been crushed to minus 12mm is then ground to 80% minus 200 microns in a conventional rod mill/ball mill circuit, then sent to the differential flotation circuit. Lead concentrate is recovered first, then zinc minerals are subsequently recovered from the lead circuit tailing. Thickeners and disc filters are used to dewater lead and zinc concentrates, which are weighed and conveyed to storage sheds for shipment to the smelter. Shipment occurs either through the loading facility at Stratoni port or via Thessaloniki. The Stratoni port can be used for materials being sold into the European Mediterranean market with larger vessels using the alternate port.
The zinc concentrate produced from Olympias and Stratoni operations is sold pursuant to an off-take agreement entered into in May, 2018, for the sale of 69,000 wmt, from November, 2018 onwards.  The lead concentrate produced from Stratoni is sold pursuant to an off-take agreement entered in February, 2019, for the sale of 18,000 wmt, from February onwards.  In addition, pursuant to an April 2007 Silver Purchase Agreement (SPA) with Silver Wheaton (now Wheaton Precious Metals), Hellas Gold has agreed to sell all of the silver contained in lead concentrate produced from an area of approximately 7km² around its zinc-lead-silver Mavres Petres mine. Hellas Gold received an upfront cash payment of $57.5M from Silver Wheaton and is to receive the lesser of $3.90 per ounce of silver (subject to an annual 1% inflationary adjustment) and the then prevailing spot market price per ounce of silver. In October 2015, the SPA was amended and Hellas Gold will receive additional top up payments (TUP) per ounce of silver, based on the number of exploration metres drilled at Stratoni by December 31, 2020. The TUP payments are in addition to fixed payment of $3.90 per ounce and will be based on the following schedule:

•	10,000-19,999 metres of drilling = $2.50/oz TUP;

•	20,000-29,999 exploration metres of drilling = $5.00/oz TUP; and

•	30,000+ exploration metres of drilling = $7.00/oz TUP.
At the end of 2018, approximately 14,600m of exploration drilling qualified under the terms of the agreement
Hellas Gold receives 90% of payment upon shipment of Pb/Ag concentrate with the balance paid after settlement of weights and assays and issuing of the final invoice. Hellas Gold receives 90% to 100%, depending on the respective agreement, of payment upon shipment of Zn concentrate with the balance paid after settlement of weights and assays and issuing of the final invoice.
Tailings storage facility
Stratoni uses the same dry stack flotation tailings storage facility as the Olympias mine, located in the Kokkinolakkas valley. The facility is lined and features both an upstream and downstream embankment. The upstream embankment is of axial (centreline) construction using rockfill with a clay core. The downstream embankment is of downstream construction using rockfill. Tailings deposition is carried out in compacted layers over a 4-layer impermeable liner.
A project management team has been assigned for all aspects of tailings management, including overseeing the geotechnical and environmental monitoring program and conducting daily inspections and audits. External audits are regularly conducted by an independent Environmental Terms Monitoring Committee and various government inspectorates.
Please see section titled “Material Properties – Olympias” for a description of the Hellas Gold Litigation.

Tocantinzinho
Development Project

Location	Pará State, Brazil
Ownership	100% Through Brazauro a wholly owned subsidiary of Eldorado Gold
Type of mine	Open pit
Metal	Gold
In situ gold (as of September 30, 2018):*
Proven and probable mineral reserves: 39.6 million tonnes at 1.43 g/t Au for 1.824 M contained ounces.
Measured and indicated mineral resources: 48.7 million tonnes at 1.35 g/t Au for 2.115 million contained ounces.
Inferred mineral resources: 2.4 million tonnes at 0.90 g/t Au for 69,000 contained ounces.

Average annual production*	164,000 ounces
Expected mine life	10 years, based on current proven and probable mineral reserves
Workforce	84 (14 employees and 70 contractors)
* Mineral reserves are included in the total of mineral resources.
** Based on current proven and probable mineral reserves.

History

1950	Gold is discovered in the Tapajos region.
1970-80	The gold rush began at Tocantinzinho and in the Tapajos region with garimpeiro activities.
1979	Mineracao Aurifera Ltda. acquired rights to explore for gold in Tocantinzinho.
1997	Altoro and Renison Goldfields formed a joint venture to conduct geological exploration in Tocantinzinho.
2003-08	Brazauro, a subsidiary of Jaguar Resources, acquired the Tocantinzinho properties and conducted a 97 hole, 25,600 meters of drilling campaign.
2008	Eldorado Gold signed an option agreement with Brazauro and together with Unamgen, a wholly owned subsidiary of Eldorado Gold, carried out a 62 hole 19,431m drilling program.
2010	Eldorado Gold acquired Brazauro and the Tocantinzinho project.
2012	Eldorado Gold announced the prefeasibility study and reserves of 1.97M ounces of gold at Tocantinzinho. Eldorado Gold is granted the Preliminary Environment License for the Tocantinzinho project.
2015	Eldorado Gold announced a positive feasibility study on the Tocantinzinho project.
2016
A decision to commence construction at Tocantinzinho has been deferred until all permits are in place. Federal Government issued Provisional Measure PM-758 on December 20, 2016 implementing changes to the Jamanxim National Park increasing the area by 51,135ha. The Tocantinzinho Project was outside of the Park, but inside the 3km buffer zone resulting in restrictions for implementation of a mine.

2017
The Congress voted on an alteration of MP 758 in March 2017 to eliminate the extension of the National Park. It resulted in a Conversion Bill (MP 758 with new text), suppressing articles 4 and 5 which were negatively affecting the Tocantinzinho Project. On June 19, the President approved the Convention Bill, resulting in Law 13452/17, eliminating definitively the risk for the Tocantinzinho Project.
Negotiations with landowners and garimpeiros (alluvial miners) from the construction area was successfully conducted in 2017. The land documentation was regularized in the INCRA – National Institute of Colonization and Agrarian Reform in Brazauro’s favor. However, a few garimpeiros and squatters still refused to leave the area.

2018
On May 17th, the Ministry of Mines and Energy published decrees 87/SGM/850.300/03 and 88/SGM/850.706/79 granting to Brazauro the mining concessions in the Tocantinzinho gold deposit, State of Para. The decrees confirm the Mineral Rights to Brazauro/Eldorado and authorize the exploration and mining activities and commercial gold production.

2019
A new agreement was concluded in January 2019 for the removal of four squatters and one garimpeiro from the project's construction area. Five others refused to leave the area and filed a lawsuit complaining additional compensation despite the fact that they have been already indemnified. The case is pending a court decision.

Licenses, permits and royalties

Mining Concessions
In 2012, Tocantinzinho was granted its Preliminary Environmental License (PEL) number 1218/2012 by SEMAS Environmental Agency and by COEMA Environmental Council of Para State. It was granted after affirmative public hearings held with the local community and the recommendation of the EIA was received from the technical and legal sections of SEMAS agency.
On April 19, 2017, before the expiration date of the PEL, the Installation License (LI) No 2720/17 and the Forest Suppression Authorization (FSA) No 3383/17 for the Tocantinzinho project were granted by SEMAS Environmental Agency of Para State. The LI and FSA authorize immediate deforestation and project construction. The validity of the LI and FSA is 3 years, expiring by April 2020.
On November 20th, 2017, the Installation License number 2796/17 was granted by SEMAS authorizing the construction of flotation tailings dam and CIP tailings pond structures. It will expire on Nov. 20th, 2020.
On December 28th, 2017, the Authorization for Deforestation number FSA 3642/17 and the (LI) Installation License number 2797/17 were granted by SEMAS permitting the construction of 200km 138kV Electrical Transmission Line to transport 18MW power to the Tocantinzinho Project Site. This Installation License will expire on Dec. 27th 2020.
On August 19th, 2018 the Installation License to upgrade the Municipal Road to access the Tocantinzinho Project was granted. The license will expire in August 2020.

Permits
The Tocantinzinho deposit comprises two exploration permits numbered #850.706/1979 and #850.300/2003. Both permits were applied for at the National Department of Mineral Production (DNPM) in 2011 and approved in 2012. The permits cover an area of 12,888.85ha.
On July 19, 2013, Brazauro presented to DNPM the Economic Exploitation Plan of Tocantinzinho in order to apply for the Mining Concession and Easement Concession.
The Mining Concession application was submitted to DNPM on April 27, 2017 with the presentation of the Installation License.
On May 17, 2018, the Ministry of Mines and Energy published the decrees numbers 87/SGM and 88/SGM granting to Brazauro the concession for mining and commercial production for gold in the Itaituba Municipality, State of Para in the areas corresponding to the processes 850.300/2003 and 850.706/1979.
The Mining Concession confirms the Mineral Rights to Brazauro by the Brazilian government and authorizes continuing exploration, pre-stripping, mining activities and commercial production for gold.

Royalties
Based on current Brazilian legislation, a royalty of 1.0% on net revenues is payable to the Brazilian government. However, on August 25, 2017 the Federal Government issued the Provisional Measure PM 789/2017 increasing the royalty to 1.5% on gross revenue. The PM 789 was sanctioned by the Brazilian President, publishing the Law 13540/2017 of December 18th, 2017.
A contractual royalty of 3.5% on Au produced is payable to Sailfish Royalty Corp. Eldorado retains the right to buy-back an undivided 2% of the royalty for $5.5 million upon a positive construction decision.

About the property
Geological setting
Tocantinzinho is located in the State of Para in Northern Brazil, in the Tapajos region. It is estimated that the Tapajos region historically has produced up to 30M ounces of gold from artisanal miners exploiting both alluvial and saprolite hosted gold.
Development
Eldorado acquired 100% of Brazauro, including the Tocantinzinho project, in 2010 following fulfillment of commitments to earn an interest in the project through exploration. Exploration and development at the project continued in 2011. Fieldwork was initiated to collect data on geotechnical, hydrogeological, and hydrology conditions at the site, in preparation for a prefeasibility study which was completed in 2012. The prefeasibility study defined an open pit mining operation supported by a conventional metallurgical gold recovery process based on flotation of the sulphide ore, followed by cyanidation of the flotation concentrate to produce gold doré on-site. Design of the open pit mine, process plant and infrastructure generated the basis for estimating capital and operating costs. Project economics indicated by the prefeasibility study generated a positive return.
Engineering work was advanced through several stages of optimization, culminating in the release of a feasibility study for Tocantinzinho in 2015 indicating an IRR of 13.5%.
Further work was undertaken by Eldorado in 2015 and 2016 to increase the level of engineering on the project and incorporate the effects of a significant downturn in the Brazilian economy, which positively impacted both capital and operating costs. The results of this work, released in 2016, and improved gold prices have seen an increase in economic performance of the project resulting in a net present value of $317M @ 5%, IRR of 17% with a cash cost (C1) of $536 / ounce Au based on a Real exchange of $R3.75 per U.S. dollar. Results from this optimization study are summarized below:

Project Data	2016 Optimization Results
Production Data
Life of Mine	10 Years
Mine Throughput	4,300,000 TPA
Metallurgical Recovery Gold	90.1%
Average Annual Gold Production	170,000 Ounces
Total Gold Produced	1,665,000 Ounces
Operating Costs/ Tonne Ore
Total Operating Cost/Tonne Ore	$21.91/Tonne
Cash Operating Costs	$535/Ounce cash cost
Capital Cost
Initial Investment Capital	$463.8M
Economics @ $1,300 Au After Tax
Net Present Value After Tax @ 5%	$317M
Internal Rate of Return After Tax	17%

At the end of 2018, Eldorado elected to prepare an updated Technical Report (aligned with NI 43-101) in order to confirm and provide suitable detail on the results gained above. It is expected that this report will be released in the second quarter of 2019.
Permitting activities have advanced through numerous steps in parallel with advancing engineering designs. This included the receipt of the Preliminary Environmental License (PEL) in 2012. Environmental field investigations have been carried out on the site since 2011, developing a baseline profile of the area to support permitting efforts. An application for an installation license was made in 2016. The installation license was granted on April 2017, is valid for three years, and allows the Company to initiate construction on-site.

At the end of 2016, Eldorado deferred the construction decision until all permits were in place. At the time, the Mining Concession was the only major outstanding permit. Work continued on various engineering and infrastructure projects.
In 2017, Tocantinzinho Project was granted their Installation Licenses for construction of all structures for the Project including the mine, process plant, tailings dam facilities and electrical transmission line.
In 2018, the Installation License for construction and upgrade of the access road was granted. Also, in 2018 the Ministry of Mines and Energy published the decrees 87/SGM and 88/SGM granting the Mining Concession to Brazauro, authorizing the exploration, mining and commercial production of the Tocantinzinho gold deposit.
Tailings storage facility
A Flotation Tailings Dam and a CIL Tailings Storage Facility are included in the Tocantinzinho Project design for storage of wet tailings. The Flotation Tailings Dam will be of downstream construction, unlined, and constructed using an initial starter dam made of compact clayey soil for the first three years of mine operation, and a final dam downstream raised by a combination of clay core and compacted rockfill. After construction, a monitoring program will be deployed to verify both its stability and safety conditions using instrumentation and safety inspections by the mine’s internal team.
The CIL Tailings Storage Facility will also be of downstream construction using excavated basins in natural terrain with compacted soil, laterite and rockfill, and coated with an HDPE geomembrane layer. Monitoring and Dam Safety Plans have been developed in accordance with local requirements and an Operational Handbook that describe the procedures for performance monitoring, control and operation.

Certej
Development Project

Location	Apuseni Mountains, Transylvania, Western Romania
Ownership
Deva Gold
80.5% shares issued to an indirectly owned subsidiary of Eldorado Gold
19.25% shares issued to Minvest S.A.
0.25% shares issued to a minority shareholder
The co-ownership of Deva Gold is governed by the Articles of Association and the Incorporating Contract.

Type of mine	Open pit
Metal	Gold, silver
In situ metal as of September 30, 2018*
Proven and probable mineral reserves: 44.3 M tonnes at 1.69 g/t Au and 11 g/t Ag for contained metal of 2.402 M ounces Au and 15.555 M ounces Ag.
Measured and indicated mineral resources: 90 M tonnes of 1.40 g/t Au and 9 g/t Ag for contained metal of 4.064 M ounces Au and 25.601 M ounces Ag.
Inferred mineral resources: 12.2 M tonnes at 0.96 g/t Au and 3 g/t Ag for 0.376 M ounces Au and 1.364 M ounces Ag.

Average annual production**	140,000 ounces Au and 830,000 ounces Ag
Expected mine life**	15 years, based on proven and probable mineral reserves
Workforce	250 employees (186 employees and 64 contractors)
* Mineral reserves are included in the total of mineral resources.
** Based on current proven and probable mineral reserves.

History

Historic times	Gold mining at Certej dates back to the 18th century.
Pre-1970	Small-scale ad-hoc mining around Certej.
1970	Government mining Company Minvest commenced mining of Bocsa base metal deposit 1km east of Certej.
1983	Minvest-owned Certej mine took over the Baiaga-Hondol deposit, (the Central and West part of Certej), and exploration and pre-stripping work on the deposit continued.
2000	European Goldfields (through their 80%-owned subsidiary Deva Gold) acquired a stake in the Certej concession.
2002	Two years of surface and underground channel sampling and RC and diamond drilling culminated in an independent estimate of mineral resources by consultants RSG Global.
2006	Minvest closed its mining and processing operations at the Coranda open pit and the Certej village.
2007	Detailed technical and economic studies on Certej were submitted in March 2007
2012
Eldorado Gold acquired the Certej project via the indirect acquisition of Deva Gold, through the acquisition of European Goldfields; 9,700m of drilling were completed resulting in an increase in mineral resources by 1.57M ounces to 4.30M ounces.

2014
A prefeasibility study for the Certej project was released in April 2014 defining an economically feasible open pit mining operation utilizing flotation, pressure oxidation and cyanide leaching to recover gold and silver from the deposit. The study also defined the infrastructure required to sustain the operation over the estimated 15 years of operation at a throughput of 3.0Mtpa.

2015
Eldorado Gold released a feasibility study for the Certej project in May 2015. Results of the study confirmed the positive prefeasibility study issued in 2014. Conventional open pit mining will be used in conjunction with flotation, pressure oxidation and cyanide leach to produce gold/silver doré on-site. The production rate remains at 3.0Mtpa resulting in a 15-year LOM including treatment of low-grade stockpiles at the end of mine life.

2016	Eldorado Gold continued the metallurgical and environmental testwork required to support a change in permitting to allow the use of pressure oxidation instead of the permitted Albion process.
2017	Work continued with a focus on engineering, site optimizations, geotech works and construction of the offsite infrastructure (water line, power line, water tanks).
2018	Work continued on exploration on Bolcana, Varmaga limestone license and off site infrastructure. Engineering has also continued on the Certej project.

Licenses, permits, royalties and taxes

Mining Concessions
Deva Gold currently owns the Certej exploitation concession along with an exploitation license for the Baita-Craciunesti area and exploration licenses for Certej Nord and Troita – Pitigus and Varmaga. The Certej exploitation license covers 26.7km2 and was granted for a period of 20 years with the possibility of extension for periods of 5 years commencing on the day the concession was gazetted on January 25, 2000. Deva Gold is in the process of acquiring land to accommodate surface infrastructure for the mine and provide reforestation areas as required by applicable legislation.
European Goldfields Deva SRL, an indirect wholly owned subsidiary of Eldorado Gold, holds the following licences:
● Saliste - Hondol limestone exploitation license (7.4km2); and
● Brad exploration license (72.4km2).

Permits
In March 2007, Deva Gold submitted a technical feasibility study (TFS) to the National Agency for Mineral Resources in support of a permit application to develop Certej. The TFS was approved in July 2008 and the reserve was registered.
On July 5, 2012, the Environmental Permit for Certej was approved by the Timisoara Department of Environment. This permit allows the project to move forward with applications for forestry permits and to apply for a construction permit.
Amendments to the EIA covering site modifications were approved in 2013. In November 2013, the revised EIA was approved by the environmental authorities in order to incorporate the changes in design of the project.
Additional environmental and construction permits for quarrying and construction of offsite infrastructure were received in 2014, 2015 and 2016. Also received were the construction permits for the site establishment area of the project.

Royalties and Taxes
Based on current Romanian legislation, we will be required to pay a royalty of 6.0% on production of Au and Ag to the Romanian Government.
The corporate income tax rate for Romanian companies is currently 16%.

About the property
Certej is located in the southern part of the Apuseni Mountains in central Romania, some 12km north-northeast of the regional town of Deva in Hunedoara County.
Operations
The project involves the mining and processing of 3.0Mtpa of ore. Ore would be provided to the process facilities for the first 13 years from the open pit, and for a subsequent two years from the low grade stockpile.
The deposit would be mined by an owner-operated fleet utilizing conventional open pit methods, including drilling, blasting, loading and hauling. Ore would be transported by 90 ton haul trucks directly to the ore processing facilities. Low grade ore would be hauled to a stockpile for rehandling and processing at the end of the mine life. Waste rock from the open pit would be either hauled to the waste rock dumps located in close proximity to the pit or used for construction of the tailings management facility embankment.
The ore would be comminuted by crushing, followed by a combination of SAG and ball milling. The ground ore would then be subjected to flotation to produce a concentrate that undergoes an oxidative pre-treatment step utilizing pressure oxidation. The oxidized material would be treated with lime and limestone at elevated temperatures to facilitate silver recovery prior to conventional precious metal recovery by carbon-in-leach cyanidation, carbon stripping and electrowinning. CIL tailings would undergo cyanide destruction prior to disposal in the tailings facility.
The currently permitted metallurgical process involves the production of a gold and silver-bearing concentrate utilizing conventional mineral processing technology followed by the oxidation of this flotation concentrate through the Albion Process. This involves the use of oxygen and ambient temperatures and pressures to oxidise this material in specially constructed tanks. Following this step, the oxidised material would be leached with cyanide and, finally, the production of gold and silver bullion in doré would be completed on-site.
Detailed technical and economic studies on Certej were submitted in March 2007, followed by the TFS which was approved in July 2008 by the National Agency for Mineral Resources. The TFS has been further updated to incorporate an optimisation of the tailings facility sites and additional mineral resources defined from additional drilling in 2012. Eldorado released the results of a prefeasibility level study based on changes to the mineral resource, process optimization and changes in gold price in 2014. This has been followed up with the preparation of a feasibility study, released in 2015, which has confirmed the positive economics of the project.
Work has continued on trade off studies to optimize the project and provide technical support for ongoing permitting activity.
Tailings storage facility
A Flotation Tailings Dam and a CIL Tailings Dam are included in the Certej Project design for storage of wet tailings. The Flotation Tailings Dam will be of downstream construction for the starter dam and first rise, and centreline construction for the second rise. Due to local terrain conditions, both a lateral and upstream dam are required, which will use the downstream construction method. The Flotation Tailings Dam will be unlined and constructed using rockfill for both the upstream and downstream dams, and rockfill with a clay core for the lateral dam.
The CIL Tailings Dam will be of downstream construction for the starter dam and first rise, and upstream for the second rise. Tailings will be detoxified in advance of transfer to the facility, so only the starter dam will be lined on the upstream face with a geomembrane layer. The starter dam and first rise will be constructed using rockfill, followed by tailings for the second rise.
Environment
A Certej EIS was initiated in 2007 in accordance with the provisions of the Order of the Ministry of Environment and Water Administration No. 863/2002. The Certej EIS was produced by a consortium of Romanian-certified consulting companies and institutes coordinated by the Technical University of Cluj-Napoca, which prepared separate reports for the individual sections of the EIS. The study was prepared in accordance with Romanian and EU Directives. The study shows that the project was designed to respect the best available technologies for this type of deposit. The study considered a baseline study showing the impact of the proposed project on all the environmental and social factors, together with mitigation measures. The Certej EIS was compiled and submitted to the Romanian authorities in August 2010. On July 5, 2012, the Environmental Permit for Certej was granted in compliance with all Romanian legislation and EU regulations. In November 2013, the revised Environmental Permit was approved by the Environmental Protection Agency Hunedoara.

Bolcana
Exploration Project

Location	Apuseni Mountains, Transylvania, Western Romania
Ownership
Deva Gold
80.5% shares issued to an indirectly owned subsidiary of Eldorado Gold
19.25% shares issued to Minvest S.A.
0.25% shares issued to a minority shareholder
The co-ownership of Deva Gold is governed by the Articles of Association and the Incorporating Contract.

Type of mine	Open pit / underground
Metal	Gold, Copper, Silver
In situ metal as of September 30, 2018	Maiden Inferred Resource at Bolcana in Romania of 381 million tonnes at 0.53 grams per tonne gold and 0.18% copper, containing 6.492 million ounces of gold and 686,000 tonnes of copper
Workforce	0

History

Historic times	Gold mining in the Bolcana area dates back to the 18th century, on the adjacent epithermal veins (Troita).
1970	Romanian state started regional porphyry exploration program that include 22 surface holes at Bolcana, some over 1 km deep.
1980	Minexfor (State-owned regional exploration company) commenced delineation work that included underground and resource delineation drilling on the shallow part of the Bolcana system.
2000	European Goldfields (through their 80%-owned subsidiary Deva Gold) commenced exploration work at Bolcana and Troita
2002-2004	Deva Gold completed extensive surface and underground channel sampling and limited RC and diamond drilling mainly targeting the epithermal veins adjacent to and overlapping the porphyry system.
2012	Eldorado Gold acquired the nearby Certej project via the indirect acquisition of Deva Gold, through the acquisition of European Goldfields.
2014	Deva Gold won tender for the north part of the Bolcana camp (Certej North EL), over a pre-existing prospecting permit.
2016	Deva Gold won tender for the central part of the Bolcana camp (Troita Pitigus EL).
2017-2018	Over 62,000 meters exploration drilling at Bolcana delineated a significant gold-copper porphyry system.

Licenses, permits, royalties and taxes

Mining Concessions
Deva Gold currently owns the Certej exploitation concession (adjacent to Bolcana to east) along with an exploitation license for the Baita-Craciunesti area and exploration licenses for Certej Nord and Troita - Pitigus.

Royalties and Taxes	Based on current Romanian legislation, a royalty of 6.0% is payable on production of Au and 4 % for Cu. The corporate income tax rate for Romanian companies is currently 16%.

About the property
The Bolcana project is located in the southern part of the Apuseni Mountains in central Romania in Hunedoara County, some 13 kilometers north-northwest of the regional town of Deva and less than 5 km west from the Certej project. The project area is fully covered by a combination of mining and exploration licenses owned by Deva Gold.
The Bolcana porphyry system includes three shallow mineralized zones (North, Central and South) over a strike extent of > 1 km, which coalesce at depth into a north-plunging high-grade mineralized core. Highest grades coincide with late-stage gold-rich dykes that are superimposed on an earlier gold-copper porphyry that intrudes broadly coeval breccias and andesitic country rocks. Epithermal vein mineralization (currently poorly tested) occurs on the west and south flank of the porphyry system.
Operations
Open pit in combination with underground bulk mining is expected for Bolcana, with an annual production varying from five to nine million tonnes of ore.
Environment
The Bolcana project area is located within an area disturbed by State exploitation and exploration work that may require monitoring and re-habilitation if a mining licence is granted. The overall project location is within the RO SPA 0132 Metalliferous Mountains protected area.

Perama Hill
Development Project

Location	Thrace region, northern Greece
Ownership	100%, through Thracean, an indirect wholly owned subsidiary of Eldorado Gold
Type of mine	Open pit
Metal	Gold, silver
In situ metals as of September 30, 2018*
Proven and probable mineral reserves: 9.7 M tonnes at 3.13 g/t Au and 4 g/t Ag for contained metal of 0.975 M ounces Au and 1.151 M ounces of Ag.
Measured and indicated mineral resources: 12.4 M tonnes at 3.46 g/t Au and 8 g/t Ag for contained metal of 1.382 M ounces Au and 3.168 M ounces Ag.
Inferred mineral resources: 8.8 M tonnes at 1.96 g/t Au and 7 g/t Ag for contained metal of 0.554 M ounces Au and 1.860 M ounces Ag.

Average annual production**	110,000 ounces Au and 86,000 Ag
Expected mine life**	8 years, based on proven and probable mineral reserves
Production	Placed on care and maintenance in January 2016
Workforce	42 employees. Planned workforce for operations: 300
* Mineral reserves are included in the total of mineral resources.
** Based on current proven and probable mineral reserves.

Licenses, permits, royalties and taxes

Mining Concessions
Two mining titles cover 1,897.5 hectares. The mining titles 54 (996.2 hectares) & 55 (901.3 hectares) were granted to TGM by a Presidential Decree published in the Greek Government Gazette 2182/1999. These were issued in December 1999, expire December 2049 and can be extended for another 25 years.

Exploration	The two mining titles have effectively superseded the mining exploration licenses we had already obtained.
Permits
We need the following permits:
● Preliminary Environmental Impact Assessment (PEIA): we received approval of the PEIA in 2012;
● Perama Hill EIA application was submitted to the MOE in the second quarter of 2012;
● Mine operation license; and
● Construction and operation licenses.

Royalties and taxes
Based on current Greek tax legislation, royalties are applicable on active mining titles. The royalty is calculated on a sliding scale tied to metal prices in Euros. At Eldorado’s 2019 budgeted gold and silver prices ($1,275 / oz gold and $17 / oz silver) Perama Hill would pay a royalty of approximately 1.5% on gold revenues and 1.5% on silver revenues. The inactive mine fee is 18,975 € / year.
The corporate income tax rate for Greek companies for 2018 was 29%. This is legislated to drop by 1% per annum until it reaches 25% in fiscal year 2022.

About the property
Perama Hill is in the Thrace region of northern Greece, in a rural area 25 km west-northwest of Alexandroupolis and 20 km south of Sapes.
Operations
Conventional open pit mining would be used at Perama Hill. The pit would operate one eight-hour shift, five days per week. The crushing circuit would operate 16 hours per day, seven days per week. The mining and crusher loading operation would not run 24 hours per day because of its proximity to the local village. The processing plant would operate 24 hours per day.
The mine would use six 33 tonne trucks and two matching backhoes. A front-end loader would be used for the ore stockpile at the crusher. The process plant would use water from recycled sources, a local borehole as well as surface runoff where possible. The TMF would have a structural fill embankment and filtered tailings, and be close to the open pit. The TMF would be lined with impermeable GCL and HDPE membrane.
Metallurgical test work, including studies of crushed composite drill core samples, has been carried out on hard and soft material, and on a composite representative of the ore. The results indicate that the material is all non-refractory and a standard CIL circuit can be used for gold extraction.
Based on this testing, Aker Solutions E&C Ltd. (now Jacobs Engineering) designed a three-stage crushing circuit followed by a single stage ball mill, operating in closed circuit with hydro cyclones as follows:

•	the crushing and grinding circuit will produce a product with 80% passing 75 µm (microns);

•	this will be thickened in a high-rate thickener before pre-aeration, and then leached to recover the gold;

•	carbon would be removed and the gold extracted by a split stream Anglo American Research Laboratories elution process;

•	the tailings would be detoxified using the INCO process; and

•
after detoxification, the tailings from the processing facility would be thickened and then filtered to remove any excess water. This material would be transported by truck and conveyor to be placed in a lined tailings storage facility.

Production and cost estimates:

•	average production: 1.20 million tonnes of ore per year, plus 350,000 tonnes of waste and low-grade mineralized oxide, less than cut-off grade material, to be stockpiled;

•	average gold doré production: 104,000 ounces per year;

•	expected cash operating cost: $288 per ounce; and

•	capital costs: $240 million (including sustaining capital).
Tailings storage facility
A mine waste management facility has been designed featuring dry stack deposition of tailings at approximately 85% solids by weight. The facility will be of downstream construction, and constructed using an earth and rockfill embankment with a composite lining. The facility will operate as a closed circuit with surface runoff water being collected and returned to the plant site and any surplus water evaporated via a sprinkler system installed on the surface of the filter cake.
Environment
We have completed an application and are currently waiting for the environmental permit license.
The permitting process is initiated by submitting a PEIA to the MOE, which acts as the lead agency. The MOE carries out a detailed review of the environmental impact study, coordinates input from the Ministries of Agriculture, Culture, Development and Health, and manages a public consultation process that involves a series of public meetings. At the same time, the MOE establishes environmental terms of reference that define the environmental criteria under which the mine will operate. Once these have been reviewed and finalized in an EIA, the MOE would approve the Perama Hill EIA.
In October 2000, Perama Hill’s PEIA was submitted to the MOE by the previous owners, Frontier Pacific Mining Corporation. Also in that year, petitions by third parties were filed against the MOE to annul the Pre-Approval Act, which established the framework for the Perama Hill EIA. On August 18, 2008 the 5th Session of the Conseil d’Etat accepted the petitions by third parties for annulment and invalidated the Pre-Approval Act, which invalidated the EIA.
In 2009, Thracean submitted a new PEIA under an amended Pre-Approval Act. This assessment describes the environment and the Perama Hill project, and includes an evaluation and assessment of the project’s environmental impacts (landscape and visual, soil, land cover, surface water and ground water). Approval for the PEIA was received from the MOE on February 21, 2012. The receipt of the PEIA is a major milestone in the permitting process as it marked the approval of the project by all ministries. The next step in the process is the approval of the Perama Hill EIA. This study addresses the terms of reference issued by the MOE resulting from the PEIA review. However, the application was completed in 2012 and, to date, we have received no response from the MOE. Following approval of the Perama Hill EIA, a series of construction and operating related permits will be required to commence construction of and production at the Perama Hill mine.
For further description of all of our risks please refer to “Risks in our business” section on page 90.

Sapes Project
Exploration Project

Location	Thrace region, northern Greece
Ownership	100% Thrace Minerals, a wholly-owned indirect subsidiary of Eldorado Gold
Type of mine	Open pit & underground
Metal	Gold, with some silver and copper
In situ metals as of September 30, 2018*	Measured and indicated mineral resources: 2.4 M tonnes at 6.08 g/t Au for 0.474 M ounces Au; Inferred mineral resources: 1.01 M tonnes at 10.65 g/t Au for contained metal of 0.346 M ounces.
Average annual production	To be determined
Expected mine life	To be determined
Production	To be determined: placed on care and maintenance in January 2016
Workforce	9 (9 employees and 0 contractors)
* Sapes project mineral resource estimates are included in “Table 2: Eldorado Mineral Resources as of December 31, 2016.” There is no assurance that the mineral resource for the Sapes project will not change.

Licenses, permits, royalties and taxes

Mining Concessions
Sapes Mine Lease Contract No 850/1993 (the Lease) signed with the Ministry of Development in the Greek Government in 1993, for a five-year period. This lease has now been renewed for five more five-year periods and will expire in 2023. There is currently no provision to extend the license past the five 5-year extensions. The Lease covers an area of 20.11 km2. Technically, if work is not completed in compliance with the regulations, the Company may lose the license as we are in default of the license conditions because of the delay in permitting.
Three adjacent exploration license applications are pending.

Permits
The PEIA was approved on July 13, 2012 by the MOE. Following receipt of that document, Sapes filed the full EIA with the MOE for the project on December 12, 2012.
Applications for drill permits have been completed over 2016 and 2017. To date, Hellas Gold have not received any permits to complete drilling over the Sapes property.

Royalties and taxes
Based on current Greek legislation, royalties are applicable on active mining titles. The royalty is calculated on a sliding scale tied to metal prices. At $1,275 / oz Au, Thrace Minerals would pay a royalty of approximately 2.0 % on Au revenues.
The corporate income tax rate for Greek companies for 2018 was 29%. This is legislated to drop by 1% per annum until it reaches 25% in fiscal year 2022.

About the property
The Sapes project is located approximately 2km east of the village of Sapes in northeastern Greece and is 14km from the Perama Hill project. Sapes village has a population of approximately 9,500. The regional capital is Komotini which lies approximately 35km northwest of Sapes. Sapes is located approximately 60km west of the Turkish border and approximately 35km south of the Bulgarian border.

Operations
Sapes was acquired in 2014 through Eldorado Gold’s acquisition of Glory Resources Ltd. We are currently assessing the project and will determine the project scope after further drilling. At that time, we will determine permit methodology and assess whether the previous PEIA is applicable or not.
Based on the previous PEIA, Sapes was based around mining a small, underground high-grade epithermal gold deposit (Viper) along with a lower grade surface deposit (St. Demetrious). The Viper deposit would be accessed by a decline and ore would be hauled by articulated low profile dump trucks to a process plant. The St. Demetrious deposit would be mined by conventional open pit mining methods. This ore is also to be hauled to the process plant and then blended with the Viper ore.
Ore would be crushed and ground before passing through a gravity circuit and on to a copper flotation plant producing a copper/gold concentrate. The copper/gold concentrate is expected to assay approximately 18% Cu and 1,000 g/t gold. The gravity circuit concentrate would be smelted on-site to produce gold doré.
Approximately 40% of the tailings would be classified, mixed with cement and relocated underground as backfill. The remaining tailings would be pumped to a dedicated TMF, designed to provide safe storage within statutory limits.
For further description of all of our risks, refer to section titled “Risk factors in our business” on page 90.

Vila Nova
Iron Ore Mine
About the property
Vila Nova Iron Ore Mine was placed on care and maintenance in Q4 2014. Two shipments were completed with success in H1 2017, selling 44,734 tonnes of lump iron ore and 46,488 dry metric tonnes of sinter fines, taking the opportunity of a short period of higher prices of iron ore in the international market. Orders were placed for a zero cost collar to protect against the risk of a decrease in the market price for iron ore.
Tailings storage facility
The Vila Nova tailings storage facility began operating in 2009 and was entered in care and maintenance in Q4 2014. It remains out of operation with no tailings disposal or water catchment. The facility is a downstream construction, and the embankment was constructed using gravely soil covered with gravel/laterite and grassy vegetation. The tailings dam undergoes weekly inspections by mine personnel to verify the structure safety and maintenance, including daily reservoir level and weekly monitoring instrumentation readings. The facility has undergone a serious of audits and independent third party inspection throughout its life, and annually since being placed on care and maintenance. A Dam Safety Plan was established in 2013 and updated in 2018 to comply with recent Brazilian standards. An Operation Manual was also implemented in 2017, establishing operation procedures, monitoring and dam safety inspection required by the Mining National Agency.

Mineral reserves and resources
2018 mineral reserve and mineral resource tabulations

Table 1: Eldorado Mineral Reserves, as of September 30, 2018
Project (Our Interest)	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven and Probable			Estimated Metallurgical recovery
GOLD	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej (80.5%)	22,788	1.93	1,414	21,500	1.43	988	44,288	1.69	2,402	87%
Efemçukuru (100%)	2,135	6.77	465	2,246	5.69	411	4,381	6.22	876	93%
Kişladağ (100%)	110,463	0.82	2,912	5,284	0.60	102	115,747	0.81	3,014	80%
Lamaque (100%)	215	7.12	49	3,872	7.26	904	4,087	7.25	953	95%
Olympias (95%)	2,732	8.55	751	10,631	6.93	2,369	13,363	7.26	3,120	88%
Perama (100%)	2,477	4.44	354	7,220	2.68	621	9,697	3.13	975	90%
Skouries (95%)	75,804	0.87	2,132	81,862	0.62	1,641	157,666	0.74	3,773	84%
Tocantinzinho (100%)	16,699	1.53	821	22,914	1.36	1,003	39,613	1.43	1,824	90%
TOTAL GOLD	233,313	1.18	8,898	155,529	1.61	8,039	388,842	1.35	16,937
SILVER	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej (80.5%)	22,788	10	7,004	21,500	12	8,551	44,288	11	15,555	80%
Olympias (95%)	2,732	122	10,716	10,631	123	42,041	13,363	123	52,757	84%
Perama (100%)	2,477	3	254	7,220	4	897	9,697	4	1,151	60%
Stratoni (95%)	—	—	—	581	161	3,007	581	161	3,007	80%
TOTAL SILVER	27,997	20	17,974	39,932	42	54,496	67,929	33	72,470
COPPER	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu
	(x1000)%		ounces (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Skouries (95%)	75,804	0.52	393	81,862	0.47	386	157,666	0.49	779	91%
TOTAL COPPER	75,804	0.52	393	81,862	0.47	386	157,666	0.49	779
LEAD	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias (95%)	2,732	4.0	109	10,631	4.3	457	13,363	4.2	566	85%
Stratoni (95%)	—	—	—	581	6.2	36	581	6.2	36	92%
TOTAL LEAD	2,732	4.0	109	11,212	4.4	493	13,944	4.3	602
ZINC	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias (95%)	2,732	4.9	134	10,631	5.6	595	13,363	5.5	729	91%
Stratoni (95%)	—	—	—	581	8.3	48	581	8.3	48	92%
TOTAL ZINC	2,732	4.9	134	11,212	5.7	643	13,944	5.6	777
*Mineral reserve cut-off grades:; Efemçukuru 3.00 g/t Au; Lamaque: 3.50 g/t; Kişladağ $12.25 NSR; Perama: 0.8 g/t Au; Tocantinzinho: 0.42 g/t Au; Skouries: $12.00 NSR (open pit), $33.33 NSR (underground); Olympias: $133.00 NSR (drift and fill), $116.00 NSR (long hole stoping); Stratoni: 13.5% Zn Equivalent grade (=Zn%+Pb%*1.06+Ag%*113.5) and Certej: 0.90 g/t Au Equivalent grade (=Au(g/t)+Ag(g/t)*0.0121).

Table 2: Eldorado Mineral Resources, as of September 30, 2018
Project (Our Interest)	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated			Inferred Mineral Resources
GOLD	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au
	(x1000)	g/t	tonnes (x1000)	(x1000)	g/t	tonnes (x1000)	(x1000)	g/t	tonnes (x1000)	(x1000)	g/t	tonnes (x1000)
Bolcana (80.5%)	—	—	—	—	—	—	—	—	—	381,000	0.53	6,492
Certej (80.5%)	27,518	1.80	1,592	62,463	1.23	2,472	89,981	1.40	4,064	12,228	0.96	376
Efemçukuru (100%)	2,446	8.07	635	2,221	7.16	511	4,667	7.64	1,146	3,577	6.21	714
Kişladağ (100%)	363,460	0.64	7,479	92,954	0.47	1,405	456,414	0.61	8,884	290,466	0.45	4,202
Lamaque (100%)	239	9.00	69	4,837	8.26	1,285	5,076	8.30	1,354	8,397	6.78	1,830
Olympias (95%)	2,551	10.49	860	12,176	7.60	2,975	14,727	8.10	3,835	3,437	8.04	888
Perama (100%)	3,064	4.30	424	9,375	3.18	958	12,439	3.46	1,382	8,766	1.96	554
Piavitsa (95%)	—	—	—	—	—	—	—	—	—	10,542	5.70	1,932
Sapes (100%)	—	—	—	2,423	6.08	474	2,423	6.08	474	1,011	10.65	346
Skouries (95%)	100,018	0.79	2,534	189,263	0.47	2,867	289,281	0.58	5,401	170,136	0.31	1,680
Tocantinzinho (100%)	17,530	1.51	851	31,202	1.26	1,264	48,732	1.35	2,115	2,395	0.90	69
TOTAL GOLD	516,826	0.87	14,444	406,914	1.09	14,211	923,740	0.96	28,655	891,955	0.67	19,083
SILVER	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej (80.5%)	27,518	9	7,768	62,463	9	17,833	89,981	9	25,601	12,228	3	1,364
Olympias (95%)	2,551	152	12,467	12,176	134	52,457	14,727	137	64,924	3,437	132	14,586
Perama (100%)	3,064	3	335	9,375	9	2,833	12,439	8	3,168	8,766	7	1,860
Piavista (95%)	—	—	—	—	—	—	—	—	—	10,542	57	19,156
Stratoni (95%)	—	—	—	770	178	4,407	770	178	4,407	1,120	153	5,509
TOTAL SILVER	33,133	19	20,570	84,784	28	77,530	117,917	26	98,100	36,093	37	42,475
COPPER	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Bolcana (80.5%)	—	—	—	—	—	—	—	—	—	381,000	0.18	686
Skouries (95%)	100,018	0.48	484	189,263	0.40	758	289,281	0.43	1,242	170,136	0.34	578
TOTAL COPPER	100,018	0.48	484	189,263	0.40	758	289,281	0.43	1,242	551,136	0.23	1,264
LEAD	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias (95%)	2,551	4.9	125	12,176	4.6	560	14,727	4.7	685	3,437	3.8	131
Stratoni (95%)	—	—	—	770	6.9	53	770	6.9	53	1,120	6.1	68
TOTAL LEAD	2,551	4.9	125	12,946	4.7	613	15,497	4.8	738	4,557	4.4	199
ZINC	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias (95%)	2,551	6.1	156	12,176	6.2	755	14,727	6.2	911	3,437	3.8	131
Stratoni (95%)	—	—	—	770	9.3	72	770	9.3	72	1,120	8.2	92
TOTAL ZINC	2,551	6.1	156	12,946	6.4	827	15,497	6.3	983	4,557	4.9	223
*Mineral resource cut-off grades : Kışladağ 0.30 g/t Au for M+I, 0.35 g/t for Inferred; Efemçukuru 2.5 g/t Au; Lamaque 2.5 g/t Perama: 0.5 g/t Au; Tocantinzinho: 0.3 g/t Au; Certej: 0.7 g/t Au; Skouries: 0.20 g/t Au Equivalent grade (open pit), 0.60 g/t Au Equivalent grade (underground) (=Au g/t + 1.6*Cu%); Olympias: $50 NSR; Piavitsa: 3.5 g/t Au; Sapes: 2.5 g/t Au (underground), 1.0 g/t Au (open pit). Resource cut-off for Stratoni is geological based due to the sharpness of the mineralized contacts and the high grade nature of the mineralization.

General notes on the tabulated mineral reserves and mineral resources
Mineral reserves and mineral resources are reported on a 100% basis for each property and where applicable, are calculated to the end of September 2018 mining limits. Except as described in this AIF, there are no known environmental, permitting, legal, taxation, political or other relevant issues that would materially affect the estimates of the mineral reserves and mineral resources. Estimates of mineral resources include mineral reserves.
Grade estimates for the mineral resources are based almost entirely on diamond drillhole samples. Sampling and analyses of these samples are governed by company-wide protocols to provide consistent and quality results. Analysis for gold, silver, copper, lead and zinc were almost all done on sawn half core samples using fire assay, AAS and ICP analytical methods. These analyses and the proceeding preparation are strictly controlled by Eldorado’s Quality Assurance / Quality Control programs. These include standard reference materials, blank and duplicate samples that are regularly inserted prior to shipment from the preparation site. Results are used to monitor and control the quality of the assay data and only data that pass the thresholds set up in these programs are used in our resource estimates.
Except as otherwise described herein, the mineral reserve estimates incorporate adequate factors for ore loss and waste dilution. The mineral reserves are based on the following price assumptions:

Metal	Price	Relevant Properties
Gold	$1,200/oz	Efemçukuru, Kişladağ, Lamaque, Perama, Skouries, Olympias, Certej, Tocantinzinho
Silver*	$16.00/oz	Certej, Olympias
Copper	$2.50/lb	Skouries
Lead	$1,800/t / $2,250/t	Olympias / Stratoni
Zinc	$2,000/t / $2,500/t	Olympias / Stratoni
* Silver price for Stratoni mineral reserves is $8.14/oz, as governed by a streaming agreement with Silver Wheaton (Caymans) Ltd.

Resource classification into measured, indicated and inferred mineral resources and reserve classification into proven and probable mineral reserves used logic consistent with the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (you can find the definitions at www.cim.org), and in accordance with the disclosure requirements of NI 43-101.
Understanding mineral reserve and mineral resource classification
A mineral reserve is the part of a measured or indicated mineral resource that can be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information about mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction can be justified. See the definition of “mineral reserve” in the “Glossary” for more information.
Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are classified into measured, indicated and inferred. Inferred mineral resources are not known with the same degree of certainty as measured and indicated mineral resources and do not have demonstrated economic viability. See the definition of “mineral resource” in the “Glossary” for more information.
Mineral resources that have not already been classified as mineral reserves do not have demonstrated economic viability, and there can be no assurance that they will ultimately be converted into mineral reserves. Consequently, these mineral resources are of a higher risk than mineral reserves.

Understanding estimates
Estimating mineral reserves and resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments made when interpreting it, which may prove to be unreliable.
The cut-off grades for the deposits are based on our assumptions for plant recovery, gold price, mining dilution and recovery, and our estimates for operating and capital costs. We may have to recalculate our estimated mineral reserves and resources based on actual production or the results of exploration.
Fluctuations in the price of gold, production costs or recovery rates can make it unprofitable for us to operate or develop a particular property for a period of time. See “Cautionary statement regarding forward-looking statements” and “Risk factors in our business” for additional information.
Qualified persons under NI 43-101
Richard Miller, P.Eng., Director, Mine Engineering (Open Pit) for the Company, has reviewed and approved the Kişladağ and Perama mineral reserves, and is a “qualified person” under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”);
John Nilsson, P.Eng., of Nilsson Mine Services, has reviewed and approved the Skouries (open pit), Certej and Tocantinzinho mineral reserves, and is a “qualified person” under NI 43-101;
Colm Keogh, P.Eng, Manager, Underground Mining for the Company, has reviewed and approved the Efemçukuru, Olympias, Stratoni, Skouries (underground) and Lamaque mineral reserves, and is a “qualified person” under NI 43-101.
Ertan Uludag, P.Geo, Resource Geologist for the Company, has reviewed and approved the Efemçukuru, Olympias, Kişladağ and Stratoni mineral resources, and is a “qualified person” under NI 43-101;
Stephen Juras, Ph.D., P.Geo., Director, Technical Services for the Company, has reviewed and approved the Lamaque, Certej, Skouries, Perama, Piavitsa, Tocantinzinho and Bolcana mineral resources, and is a “qualified person” under NI 43-101;
Peter Lewis, Ph.D., P.Geo., Vice President, Exploration for the Company, has reviewed and approved the Sapes mineral resources, and is a “qualified person” under NI 43-101.
Reconciliation
The table below reconciles our mineral reserves in projects where production has occurred, taking into account production in 2018.

Gold	Mineral Reserves Dec. 31, 2017			Mined and Processed in January to September, 2018			Other Changes in January to September, 2018			Mineral Reserves September 30, 2018
	tonnes (000)	grade g/t	oz (000)	tonnes (000)	grade g/t	oz (000)	tonnes (000)	grade g/t	oz (000)	tonnes (000)	grade g/t	oz (000)
Kişladağ	118,560	0.82	3,134	3,206	1.13	116	393	(0.32)	(4)	115,747	0.81	3,014
Lamaque	3,809	7.30	893	90	6.63	19	368	6.68	79	4,087	7.25	953
Efemçukuru	4,052	6.73	877	371	6.84	82	700	3.60	81	4,381	6.22	876
Olympias	14,732	7.28	3,447	261	7.94	67	(1,108)	7.30	(260)	13,363	7.26	3,120

Ag-Pb-Zn	Mineral Reserves Dec. 31, 2017				Mined and Processed in January to September, 2018				Other Changes in January to September, 2018				Mineral Reserves September 30, 2018
	tonnes (000)	Ag g/t	Pb %	Zn %	tonnes (000)	Ag g/t	Pb %	Zn %	tonnes (000)	Ag g/t	Pb %	Zn %	tonnes (000)	Ag g/t	Pb %	Zn %
Olympias	14,732	116	3.9	5.3	261	87	2.8	3.7	(1,108)	38	0.5	3.3	13,363	123	4.2	5.5
Stratoni	497	178	7.0	8.4	111	175	6.7	9.4	195	126	4.4	8.7	581	161	6.2	8.3

Additional Notes to the Eldorado mineral reserve and resource estimates:
Kişladağ
Grade Modeling

•	used 3D models: lithology models, alteration model, and mineralized ore grade shapes;

•	3D mineralized envelopes, or shells, based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained gold grade interpolation;

•	used a threshold value of 0.20 g/t Au;

•	assays were composited into 5m downhole composites;

•	data analyses demonstrated that the lithologic units within the gold mineralized shell should be treated as separate domains;

•	grades for blocks estimated with a hard boundary between them;

•	distributions do not indicate a problem with extreme gold grades for gold;

•	grades were interpreted by ordinary kriging using a two-pass approach: the first pass required values from a minimum of two holes to interpolate a model grade value; and

•	the model was validated by visual inspection, checks for bias and for appropriate grade smoothing.
Mining (for the Mill option)

•	open pit;

•	designed using MineSight software based on a 10m bench height with double benching for most pit walls;

•	design based on an optimization using MineSight Economic Planner software;

•	berm width, face angle and bench stack heights vary by sector and rock quality with range of overall pit slope angles lying between 41 and 44 degrees;

•	block model contains expected dilution; and

•	the pit will extend down to a bottom elevation of 570m above mean sea level.
Efemçukuru
Grade Modelling

•	create mineralized or grade shapes using new data from the infill drill program and revised structural interpretations of the Kestane Beleni Vein system;

•	3D shapes based on approximately a 1.0 g/t Au grade threshold and general vein geometry;

•
threshold value was chosen by inspection of statistical charts, and further supported by indicator variography. Areas of narrow or absent above threshold mineralization were included by using a minimum 2m interval rule;

•	extreme grades were examined for gold mainly by histogram and cumulative distribution plots;

•	very high grade outlier assays in the south and middle ore shoots were given a high end cap grade of 70 g/t Au. A 35 g/t Au limit was imposed on north ore shoot assays;

•	assays were composited into 1m downhole composites;

•	grades were interpolated by ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value; and

•	the model was validated by visual inspection, checks for bias and for appropriate grade smoothing.
Mining

•	underground with ramp access;

•	primary stoping methods: drift and fill, and long hole;

•	mine plan will extract 96% of the ore with 27% waste dilution;

•	minimum mining widths: 1.5m for long hole stopes; 4.0m for drift and fill stopes;

•	level spacing is 5m for drift and fill; 20m for long hole;

•	spiral footwall ramps in each of the middle and south ore shoots provide access;

•	ore is hauled by truck to a central ore pass system above the underground crusher before being taken to the surface by conveyor; and

•	paste backfill is used to fill mined areas.

Skouries
Grade Modelling

•	3D mineralized envelopes, or shells, based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained the gold and copper grade interpolations;

•	threshold grades were 0.10 g/t gold and 0.10% copper;

•	Assays composited into 4m downhole composites;

•	Cap grades of 6% and 20 g/t were applied to copper and gold assay data, respectively, to reduce the influence of extreme grades on the model;

•	Copper and gold grades were interpolated by ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value; and

•	the model was validated by visual inspection, checks for bias and for appropriate grade smoothing.
Mining

•	open pit and underground;

•	pit designed based on nominal 10m high benches with drilling and blasting done on 10 meter benches

•	pit design based on an optimization using MineSight software;

•	pit will be circular in shape, with the highest pit wall approximately 250m in height. Pit floor elevation is at 470m elevation;

•	pit slope angles vary from 40 and 44 degrees;

•	underground mining will be sublevel open stoping with ramp access and a production shaft;

•	average stope will be 15m wide by 65m high by 30m long;

•	stopes will be backfilled with pastefill; and

•	5% dilution and 5% ore loss is assumed for underground production whereas open pit production assumes no dilution (contained in block model) and no ore loss.
Olympias
Grade Modelling

•	the mineralization is captured using a value of NSR ($50);

•	assays composited into 1m downhole composites;

•	gold, silver, lead, and zinc, grades were interpolated by ordinary kriging;

•	grades for blocks within the respective domains were estimated with a hard boundary between them; and

•	the model was validated by visual inspection, checks for bias and for appropriate grade smoothing.
Mining

•	underground with ramp access;

•	primary stoping method is drift and fill;

•	stope development heading size will be 5m by 5m;

•	mine plan will extract 95% of the ore with 20% to 37% waste dilution;

•	level spacing is 20m with heading size being 5m by 5m;

•	ore is hauled by truck to surface; and

•	cemented aggregate and paste backfill is used to fill mined areas.

Lamaque
Grade Modelling

•
gold mineralization occurs within moderately to steeply dipping main shear zones and associated more moderately dipping splay zones. Resource solids, created using ~2.5 g.t as guiding grade, demarcated the mineralized areas in each of the main and splay zones;

•	extreme grades were mitigated by implementation of a 80 g/t cap grade;

•	assays were composited into 1m downhole composites;

•
grades were interpolated by ordinary kriging (Main zones) and Inverse Distance Weighting (Splays) using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value; and

•	the model was validated by visual inspection, checks for bias and for appropriate grade smoothing.
Mining

•	underground with ramp access;

•	primary stoping method: long -hole;

•	mine plan will extract 95% of the ore with 27% waste dilution;

•	minimum mining width is 2.0m;

•	level spacing is currently 20m but is being increased to 25m;

•	ore is hauled by truck to surface; and

•	cemented waste rock is used to fill mined areas.
Tocantinzinho
Grade Modelling

•	3D mineralized envelopes, or shells, based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained within newly interpreted 3D ore zone lithology models;

•	threshold grade was 0.30 g/t gold;

•	assays composited into 4m downhole composites;

•	a 25 g/t cap grade was applied to reduce the influence of extreme gold grades on the model, resulting in about a 2% reduction in gold metal content;

•	gold grades were interpolated by ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value; and

•	the model was validated by visual inspection, checks for bias and for appropriate grade smoothing.
Mining

•	Open pit;

•	3-phase pit sequence was designed based on optimized pit shells based on results of optimization using MineSight software;

•	mining selectivity based on 10x10m blocks in plan and a 5m face;

•	inter-ramp slope angles varied per sector and rock type - values range from 36 to 49 degrees;

•	no ore loss or dilution was applied (block model contains expected dilution); and

•	the final pit will reach -190m below sea level.
Perama
Grade Modelling

•	made 3D geologic models for key features;

•	gold oxide mineralization was defined by a grade shell using a 0.6 g/t Au cut-off grade, which preserves the mineralization continuity and includes all potentially economic mineralization;

•	a cap grade of 30 g/t Au was applied to assay data before compositing;

•	assays composited into 2m downhole composites;

•	gold grades were interpolated by ordinary kriging;

•	silver grades were interpolated by inverse distance squared;

•	the model was validated by visual inspection and checks for bias; and

•	a separate mineral resource estimate on the nearby Perama South deposit was classified entirely as inferred mineral resources, using polygonal methods.
Mining

•	open pit;

•	designed using Gemcom software based on a 5m bench height with double benching for most pit walls;

•	design was based on an optimization using Whittle software;

•	pit extends from the top of Perama Hill (at 248m), to the pit floor (at 125m);

•	the pit design is derived using an overall slope angle in the range of 32 to 37.5 degrees; and

•	the pit shell is designed to exclude any material within 500m of Perama village.
Certej
Grade Modelling

•	incorporated data from 360 diamond drill holes, 192 RC holes and 330 underground channel samples plus data from 123 newer diamond drill holes drilled in 2013;

•	3D mineralized envelopes, or shells, based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained gold grade interpolation;

•	Used a threshold gold grade of 0.20 g/t;

•	Assays composited into 3m downhole composites;

•	a 70 g/t cap grade was applied to assay data to reduce the influence of extreme gold grades on the model whereas a 600 g/t cap grade was implemented for Ag;

•	gold and silver grades were interpolated by ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value; and

•	the model was validated by visual inspection, checks for bias and for appropriate grade smoothing.
Mining

•	open pit;

•	designed using MineSight software based on a 5m bench height;

•	pit slopes vary by sector and lithology with inter-ramp angles ranging from 29° in overburden to 49° in andesite;

•	block model contains expected dilution; and

•	the pit will extend down to a bottom elevation of 340m above mean sea level.
Stratoni
Grade Modelling

•	3D models based on interpreted geology;

•	assays were composited into 2m composites;

•	Ag, Pb and Zn were interpolated by kriging methods using a two-pass approach with the first pass emulating a multiple hole approach; and

•	the model was validated by visual inspection and reconciliation to production.
Mining

•	underground with ramp access;

•	method is longitudinal or transverse drift and fill;

•	stope development heading size are 4m by 4m and 5m by 5m;

•	stope design incorporates 10% dilution and 5% ore loss; and

•	cemented hydraulic back fill is used in mined areas.

Risk factors in our business
Eldorado is involved in the exploration, discovery, acquisition, financing, development, production, reclamation and operation of mining properties. We face a number of risks and uncertainties which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The risks described below are not the only risks and uncertainties that we face. Although we have done our best to identify the risks to our business, there is no assurance that we have captured every material or potentially material risk and the risks identified below may become more material to the Company in the future or could diminish in importance. Additional existing risks and uncertainties not presently identified by the Company, risks that we currently do not consider to be material, and risks arising in the future could cause actual events to differ materially from those described in our forward-looking information, which could materially affect our business, results of operations, financial condition and the Eldorado Gold share price.
We have outlined the risks we face in the following three categories, and within each category we have set out the risks in the order of priority we believe is appropriate for Eldorado:

•	Business Environment Risks;

•	Operational Risks; and

•	Financial Risks.
Accordingly, you should review this risks section in its entirety, as some risks described may be applicable to aspects of our business in addition to the risk category under which we have described them below. In addition, you should review the property descriptions elsewhere in this AIF for further descriptions of certain of the risks arising in respect of those particular properties.
BUSINESS ENVIRONMENT RISKS
Geopolitical Climate
Many of our operations are located in foreign jurisdictions, and are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to:

•	changing political conditions, geopolitical environment or governments;

•	expropriation;

•	timely receipt of necessary permits and authorizations;

•	renegotiation or nullification of existing rights, concessions, licenses, permits and contracts;

•	restrictions on foreign exchange, currency controls and repatriation of capital and profits;

•	mobility restrictions for personnel and contractors;

•	availability of procedural rights and remedies;

•	reliability of judicial recourse;

•	operation of the rule of law;

•	labour unrest;

•	extreme fluctuations in currency exchange rates;

•	high rates of inflation;

•	civil unrest or risk of civil war;

•	changes in law or regulation (including in respect of taxation and royalties);

•	changes in policies (including in respect of monetary and permitting);

•	terrorism;

•	activism;

•	hostage taking;

•	military repression; and

•	illegal mining.
The occurrence of any of these risks in the countries in which we operate could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

We have two producing mines that are located in Turkey, which continues to experience heightened levels of political and economic instability partially due to regional geopolitical instability. Our operations have experienced no significant disruptions due to this instability and continue to operate under normal business conditions. However, there can be no assurance that the instability will not worsen, which may negatively affect our current and future operations in Turkey and may have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We also have two operating mines and two development projects in Greece. Over the past few years, the Greek economy experienced a downturn that is ongoing. In addition, the implementation of a stabilization program agreed to by the Greek government has been the source of protest and civil unrest in the country. The long-term and short-term effects of such a position are relatively unknown. The state of the Greek economy has raised concerns about the risks of Greece defaulting on its debt and/or exiting from the EEC and there is no assurance that the current economic situation could not get worse or that Greece does not adopt legal, regulatory or policy changes which may negatively affect our current and future operations and plans in Greece and may have a material adverse effect on our business, results of operations, financial condition and price. Most recently, Greece has been performing well economically and are moving toward reduced or no restrictions being imposed by the European Union on their financial position. This may allow Greece to once again borrow money in the bond market, or elsewhere.
In addition, we have experienced significant delays in the timely receipt of necessary permits and authorizations from the Greek State in order to advance operations in Greece, including in respect of Skouries. As a result, Skouries has been placed on care and maintenance and these delays have and continue to impact the Company’s business and financial condition.
Government Regulation
The mineral exploration, development, mining, and processing activities of Eldorado in the countries where we operate are subject to various laws governing a wide range of matters, including, but not limited to, the following:

•	the environment, including land and water use;

•	the right to conduct our business, including limitations on our rights in jurisdictions where we are considered a foreign entity and restrictions on inbound investment;

•	prospecting and exploration rights and methods;

•	development activities;

•	construction;

•	mineral production;

•	reclamation;

•	royalties, taxes, fees and imposts;

•	importation of goods;

•	currency exchange restrictions;

•	sales of our products;

•	repatriation of profits and return of capital;

•	immigration (including entry visas and employment of our personnel;

•	labour standards and occupational health;

•	mine safety;

•	use of toxic substances;

•	mineral title, mineral tenure and competing land claims; and

•	impacts on and participation rights of local communities and entities.

Although we believe our mineral exploration, development, mining, and processing activities are currently carried out in accordance with all applicable laws, rules regulations and policies, there is no assurance that new or amended laws, rules or regulations will not be enacted, new policy applied or that existing laws, rules, regulations or discretion will not be applied in a manner which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price, including changes to the fiscal regime, in any of the countries in which we operate, including, without limitation:

•	laws regarding government ownership of or participation in projects;

•	laws regarding permitted foreign investments;

•	royalties, taxes, fees and imposts;

•	regulation of, or restrictions on, importation of goods and movement of personnel;

•	regulation of, or restrictions on, currency transactions; and

•	regulation of, or restrictions on, sales of our products,

•
or other laws generally applicable in such country, or changes to the ways in which any of these laws are applied, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

We are also subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, CSA, the NYSE, the TSX and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by governments, making compliance more difficult and uncertain. Examples include the Canadian Extractive Sector Transparency Measures Act and SEC rules on conflict minerals.
Effective June 2015, the Government of Canada introduced the Extractive Sector Transparency Measures Act which established new mandatory reporting standards for mining companies directed at payments made to foreign and domestic governments at all levels, which requires us to publicly disclose on an annual basis, certain payments made by Eldorado Gold, our subsidiaries or entities controlled by Eldorado Gold, to the Canadian government and foreign governments, including sub-national governments.
The SEC has adopted rules requiring companies, beginning in 2014, to disclose on an annual basis whether certain conflict minerals necessary to the functionality or production of a product manufactured by such company originated in the Democratic Republic of the Congo or an adjoining country. While issuers engaged in mining conflict minerals are not considered manufacturers of conflict minerals and are not required to provide disclosure we are still required to enact procedures establishing the country of origin of our gold.
Our efforts to comply with the Canadian and United States rules and regulations and other new rules and regulations regarding public disclosure have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
If we fail to comply with such regulations, it could have a negative effect on our business, results of operations, and the Eldorado Gold share price and investors could lose all or part of their investment.
We are subject to corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the TSX, and with corporate governance standards that apply to us as a foreign private issuer listed on the NYSE and registered with the SEC in the US.
Although we substantially comply with NYSE’s corporate governance guidelines, we are exempt from certain NYSE requirements because we are subject to Canadian corporate governance requirements. We may from time to time seek other relief from corporate governance and exchange requirements and securities laws from the NYSE and other regulators.
We document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (SOX). SOX requires management to do an annual assessment of our internal controls over financial reporting and our external auditors to conduct an independent assessment of the effectiveness of our controls.
Our internal controls over financial reporting may not be adequate, or we may not be able to maintain them as required by SOX. We also may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.

If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price or market value of securities of Eldorado Gold.
If we do not implement new or improved controls, or experience difficulties in implementing them, it could harm our operating results or we may not be able to meet our reporting obligations. There is no assurance that we will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that we will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies.
If any of our staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that our internal controls over financial reporting will detect this. The effectiveness of our controls and procedures may also be limited by simple errors or faulty judgments. Continually enhancing our internal controls is important, especially as we expand and the challenges involved in implementing appropriate internal controls over financial reporting will increase. Although we intend to devote substantial time to ongoing compliance with this, including incurring the necessary costs associated with therewith, we cannot be certain that we will be successful in complying with section 404 of SOX.
Resource Nationalism and Foreign Operations
The mining and metals sector has been increasingly targeted by local governments for the purposes of raising revenue or for political reasons, as governments continue to struggle with deficits and concerns over the effects of depressed economies. Governments are continually assessing the fiscal terms of the mining regimes and agreements that apply to an entity looking to exploit resources in their countries and numerous countries have recently introduced changes to their respective mining regimes that reflect increased government control over, or participation in, the mining sector.
The possibility of future changes to the mining regimes in the countries in which we operate adds uncertainty that cannot be accurately predicted and may result in additional costs, delays and regulatory requirements
In addition, such change could restrict our ability to contract with persons or conduct business in certain countries.
There is no assurance that governments will not take our rights, impose conditions on our business, prohibit us from conducing our business or grant additional rights to state-owned enterprises, private domestic entities, special interest groups, indigenous peoples or residents in the countries in which we operate, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Mineral Tenure and Permits

a.	Mineral Tenure
In the countries in which we operate, the mineral rights, or certain portions of them, are owned by the relevant governments. In such countries, we must enter into contracts with the applicable governments, or obtain permits or concessions from them, that allow us to hold rights over mineral rights and rights (including ownership) over parcels of land and conduct our operations thereon. The availability of such rights and the scope of operations we may undertake are subject to the discretion of the applicable governments and may be subject to conditions. New laws and regulations, or amendments to laws and regulations relating to mineral tenure and land title and usage thereof, including expropriations and deprivations of contractual rights, if proposed and enacted, may affect our rights to our mineral properties.
In many instances, we can initially only obtain rights to conduct exploration activities on certain prescribed areas, but obtaining the rights to proceed with development, mining and production on such areas or to use them for other related purposes, such as waste storage or water management, is subject to further application, conditions or licences, the granting of which are often at the discretion of the governments. In many instances, our rights are restricted to fixed periods of time with limited, and often discretionary, renewal rights. Delays in the process for applying for such rights or renewals or expansions, or the nature of conditions imposed by government, could have a material adverse effect on our business, including our existing developments and mines, and our results of operations, financial condition and the Eldorado Gold share price.

The cost of holding these rights often escalates over time or as the scope of our operating rights expands. There is no assurance that the mineral rights regimes under which we hold properties or which govern our operations thereon will not be changed, amended, or applied in a manner which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price, that the ongoing costs of obtaining or maintaining our rights will remain economic and not result in uncompensated delays or that compliance with conditions imposed from time to time will be practicable. Any inability to obtain and retain rights to use lands for our ongoing operations at all or on a timely basis could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
It is possible that our present or future tenure may be subject to challenges, prior unregistered agreements or transfers, and competing uses. Our rights may also be affected by undetected defects in title. There is no assurance that any of our holdings will not be challenged. We may also be subject to expropriation proceedings for a variety of reasons. When any such challenge or proceeding is in process, we may suffer material delays in our business and operations or suspensions of our operations, and we may not be compensated for resulting losses. Any defects, challenges, agreements, transfers or competing uses which prevail over our rights, and any expropriation of our holdings, could have a material adverse effect on our business, including our total loss of such rights, and our results of operations, financial condition and share price.
Certain of our mining properties are subject to royalty and other payment obligations. Failure to meet our payment obligations under these agreements could result in the loss of our rights.
There is no assurance that we will be able to hold or operate on our properties as currently held or operated or at all, or that we will be able to enforce our rights with respect to our holdings, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

b.	Permits
Activities in the nature of our business and operations can only be conducted pursuant to a wide range of permits and licenses obtained or renewed in accordance with the relevant laws and regulations in the countries in which we operate. These include permits and licences which authorize us to, among other things:

•	conduct business in such countries;

•	import or export goods and materials;

•	employ foreign personnel in-country;

•	entry and exit the country;

•	employ local, regional and national residents and contractors;

•	import or otherwise obtain, store and use regulated materials, such as explosives and cyanide;

•	construct or obtain rights of way for fences, buildings, equipment, underground workings, tailings dams, water courses and power lines;

•	cut down trees;

•	operate equipment;

•	conduct development, mining, processing and reclamation activities; and

•	sell mineral products.
The duration and success of each permitting process are contingent upon many factors that we do not control. In the case of foreign operations, granting of government approvals, permits and licenses is, as a practical matter, subject to the discretion of the applicable governments or government officials. There may be delays in the review process. If the Company experiences such delays, the Company may be required to pay standby costs for the period when activities are suspended, including payment of a portion of the salaries to those employees who have been suspended pending resolution of the permitting process.
In the context of environmental protection permitting, including the approval of reclamation plans, we are required to comply with existing laws and regulations and other standards that may entail greater or lower costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority.
We have experienced significant delays in the timely receipt of necessary permits and authorizations from the Greek State in order to advance operations in Greece, including in respect of Skouries. As a result, Skouries has been placed on care and maintenance and these delays have and continue to impact the Company’s business and financial condition.

In addition, some of our current mineral tenures, licenses and permits, including environmental permits in Greece, are due to expire prior to our planned life of mines, and will require renewals, and renewals on acceptable terms to Eldorado. There is no assurance that we will be able to obtain or renew these tenures and permits in order to conduct our business and operations, in a timely manner, or at all, or that we will be in a position to comply with all conditions that are imposed. The failure to obtain or renew such tenure and permits, or the imposition of extensive conditions, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Community Relations and Social License
Maintaining a positive relationship with the communities in which we operate is critical to continuing successful operation of our existing mines as well as construction and development of existing and new projects. Community support for is a key component of a successful mining project or operation.
As a mining business, we may come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which we operate) benefit and will continue to benefit from our commercial activities, and / or that we operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. We may face opposition with respect to our current and future development and exploration projects which could materially adversely affect our business, results of operations, financial condition and the Eldorado Gold share price.
Community relations are impacted by a number of factors, both within and outside of our control. Relations may be strained or social license lost by poor performance by the Company in areas such as health and safety, environmental impacts from the mine, increased traffic or noise. External factors such as press scrutiny or other distributed information about Eldorado specifically or extractive industries generally from media, governments, non-governmental organizations or interested individuals can also influence sentiment and perceptions toward the Company and its operations.
Surrounding communities may affect operations and projects through restriction of site access for equipment, supplies and personnel or through legal challenges. This could interfere with work on the Company’s operations, and potentially pose a security threat to employees or equipment. Social license may also impact our permitting ability, Company reputation and our ability to build positive community relationships in exploration areas or around newly acquired properties.
Erosion of social licence or activities of third parties seeking to call into question social licence may have the effect of slowing down the development of new projects and potentially may increase the cost of constructing and operating these projects. Productivity may be reduced due to restriction of access, requirements to respond to security threats or proceedings initiated or delays in permitting and there may also be extra costs associated with improving the relationship between Eldorado and the surrounding communities. We seek to mitigate these risks through our commitment to operating in a socially responsible manner; however, there is no guarantee that our efforts in this respect will mitigate these risks.
Reputational
Damage to Eldorado’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although we believe that we operate in a manner that is respectful to all stakeholders and take care in protecting our image and reputation, we do not have control over how we are perceived by others. Any reputation loss could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on our business, results of operations, financial condition and the Eldorado Gold share price.
Competition
We compete for attractive mineral properties and projects with other entities that have substantial financial resources, operational experience, technical capabilities and political strengths, including state owned and domestically domiciled entities, in some of the countries in which we now, or may in future wish to, conduct our business and operations.
We may not be able to prevail over these competitors in obtaining mineral properties that are producing or capable of producing metals or to compete effectively for merger and acquisition targets, or do so on terms we consider acceptable. This may limit our growth and our ability to replace or expand our mineral reserves and mineral resources and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

Non-Governmental Organizations (NGOs)
Certain NGOs that oppose globalization and resource development are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or other parties generally related to extractive industries or specifically to our operations, could have an adverse effect on our reputation, impact our relationship with the communities in which we operate and ultimately have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
NGO’s may lobby governments for changes to laws, regulations and policies pertaining to mining and relevant to our business activities, which if made could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
NGO’s organize protests, install road blockades, apply for injunctions for work stoppage, file lawsuits for damages and intervene and participate in lawsuits seeking to cancel our rights, permits and licences. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material adverse effect on our business and operations. NGO’s may also file complaints with regulators in respect of our, and our directors’ and insiders’, regulatory filings in respect of Eldorado Gold. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator in Eldorado Gold or such directors or insiders and may adversely affect our prospects of obtaining the regulatory approvals necessary for advancement of some or all of our exploration and development plans or operations and our business, results of operations, financial condition and the Eldorado Gold share price.
Corruption and Bribery
Our operations are governed by, and involve interactions with, many levels of government in numerous countries. Like most companies, we are required to comply with anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act, as well as similar laws in the countries in which we conduct our business. The Company has implemented and promulgated an Anti-Bribery & Corruption Policy which now forms part of our Code of Business Conduct and Ethics documentation with which all employees are required to comply.
In recent years, there has been a general increase in both the severity of penalties and frequency of enforcement under such laws, resulting in greater punishment and scrutiny to companies convicted of violating anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also any third party agents. Although we have adopted policies and a risk-based approach to mitigate such risks, such measures may not always be effective in ensuring that we, our employees or third party agents will comply strictly with such laws. If we find ourselves subject to an enforcement action or are found to be in violation of such laws, this may result in significant penalties, fines and / or sanctions being imposed on us resulting in a material adverse effect on our reputation our business, results of operations, financial condition and the Eldorado Gold share price.
The operation of our business may also be impacted by economic or financial sanction laws such as the United Nations Act (Canada) and the Special Economic Measures Act (Canada), as well as similar laws in countries in which we conduct our business or our securities trade. Such laws may impose restrictions and prohibitions on trade and other economic activities with foreign markets or countries, including investments. These restrictions and prohibitions may apply to dealings with entire countries, non-state actors such as terrorist organizations or designated persons from a target country and may change from time to time. It is not always easy to locate and remain current on the current list of sanctions imposed and governments do not necessarily provide sufficient guidance for businesses wanting to comply with applicable laws. Although we do not believe that we are in contravention of such laws, there is no assurance that we are or will be in full compliance at all times and that our business will not be adversely affected.

Information technology systems
Our operations depend, in part, upon information technology systems. Our information technology systems are subject to disruption, damage or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft and defects in design. We may also be targets of cyber surveillance or a cyber-attack from cyber criminals, industrial competitors or government actors. Any of these and other events could result in information technology systems failures, operational delays, production downtimes, loss of revenues due to a disruption of activities, incurring of remediation costs, including ransom payments, destruction or corruption of data, release of confidential information in contravention of applicable laws, litigation, fines and liability for failure to comply with privacy and information security laws, unauthorized access to proprietary or sensitive information, security breaches or other manipulation or improper use of our data, systems and networks, regulatory investigations and heightened regulatory scrutiny, any of which could have adverse effects on our reputation, business, results of operations, financial condition and the Eldorado Gold share price.
Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there is no assurance that we will not incur such losses in future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. Risks related to cyber security are monitored on an ongoing basis by Eldorado Gold senior management and Eldorado Gold Board of Directors. We are in the process of developing a cyber response protocol.
Privacy Legislation
Eldorado is subject to privacy legislation in various countries in which we operate, including the European Union General Data Protection Regulations (“GDPR”), which will became enforceable on May 25, 2018. The GDPR is more stringent than its predecessor, the Data Protection Directive (Directive 95/46/EC). Eldorado is required to develop and implement programs that will evidence compliance or face significant fines and penalties for breaches. For example, companies that breach the GDPR can be fined up to 4% of their annual global turnover or €20 million, whichever is greater. Eldorado has taken and will continue to take measures, including in preparation for compliance with the GDPR. Although we have implemented policies and procedures to comply with the GDPR, Eldorado could still be found to be in breach of the GDPR. Such breaches may have an adverse effect on governmental relations, our business, reputation, financial condition and the Eldorado Gold share price.
Share Price and Volume Fluctuations
The capital markets have experienced a high degree of volatility in the trading price and volume of shares sold over the past few years. Many companies have experienced wide fluctuations in the market price of their securities that have not necessarily related to their operating performance, underlying asset values or prospects. There is no assurance that the price of our securities will not be affected.

Actions of Activist Shareholders
In the past, shareholders have instituted class action lawsuits against companies that have experienced volatility in their share price. Class action lawsuits can result in substantial costs and divert management’s attention and resources, which could significantly harm our profitability and reputation. There is no assurance that Eldorado Gold will not be subject to class action lawsuits.
Publicly-traded companies have also increasingly become subject to campaigns by investors seeking to advocate certain governance changes or corporate actions such as financial restructuring, special dividends, share repurchases or even sales of assets or the entire company. We could be subject to such shareholder activity or demands. Given the challenges we have encountered in our businesses in the last year, recent changes to our governance and strategic focus may not satisfy such shareholders who may attempt to promote or effect further changes or acquire control over us. Responding to proxy contests, media campaigns and other actions by activist shareholders, if required, will be costly and time-consuming, will disrupt our operations and would divert the attention of the Board and senior management from the pursuit of our business strategies, which could adversely affect our results of operations, financial condition and/or prospects. If individuals are elected to the Board with a specific agenda to increase short-term shareholder value, it may adversely affect or undermine our ability to effectively implement our plans. Perceived uncertainties as to our future direction resulting from shareholder activism could also result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel and business partners, to our detriment.
Human Rights Matters
Various international and national laws, codes, resolutions, conventions, guidelines and other provisions govern human rights, including rights with respect to the environment, health and safety surrounding our operations. Many of these provisions impose obligations on government and companies to respect human rights and some provisions mandate that government consult with local and indigenous communities surrounding potential or operating projects regarding government actions which may affect local stakeholders, including actions to approve or grant mining rights or permits.
The obligations of government and private entities under the various international and national provisions pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose our current and future operations or further development or new development of projects or operations on human rights grounds. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against Eldorado’s activities, and may have a negative impact on our reputation.
Opposition by such groups to our operations may require modification of, or preclude the operation or development of, projects or may require us to enter into agreements with such groups or local governments with respect to our projects, and in some cases, causing considerable delays to the advancement of our projects. The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Natural Phenomena

a.	Climate Change
We recognize that climate change is an international and community concern which may affect our business and operations directly or indirectly. The continuing rise in global average temperatures has created varying changes to regional climates across the globe, resulting in risks to equipment and personnel. Governments at all levels are moving towards enacting legislation to address climate change by regulating carbon emissions and energy efficiency, among other things. Where legislation has already been enacted, regulation regarding emission levels and energy efficiency are becoming more stringent. The mining industry as a significant emitter of greenhouse gas emissions is particularly exposed to these regulations. Costs associated with meeting these requirements may be subject to some offset by increased energy efficiency and technological innovation; however, there is no assurance that compliance with such legislation will not have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Extreme weather events (such as prolonged drought or freezing, increased flooding, increased periods of precipitation and increased frequency and intensity of storms) have the potential to disrupt our operations and the transport routes we use. Where appropriate, our facilities have developed emergency plans for managing extreme weather conditions; however, extended disruptions could result in interruption to production which may adversely affect our business results of operations, financial condition and the Eldorado Gold share price.

Our facilities depend on regular and steady supplies of consumables (water, diesel fuel, reagents etc.) to operate efficiently. Our operations also rely on the availability of energy from public power grids, which may be put under stress due to increased temperatures, or face service interruptions due to more extreme weather and climate events. Changing climate patterns may also affect the availability of water. If the effects of climate change cause prolonged disruption to the delivery of essential commodities or our product, or otherwise effect the availability of essential commodities, or affect the prices of these commodities, then our production efficiency may be reduced which may have adverse effects on our business, results of operations, financial condition and the Eldorado Gold share price.

b.	Health effects
We operate in a range of environments and our employees, contractors and suppliers are at risk of injury from our operations as well as disease or natural disasters. Heat related health risks such as exhaustion or exposure to hot climate diseases may become more common. If our workforce is affected by high incidence of injury or the occurrence of disease or natural disasters, the facilities and treatments may not be available in the jurisdictions in which we operate to the same standard that one would expect in Canada, which could have an effect on the availability of sufficient personnel to run our operations. This could result in a period of downtime or we may be subject to an order to cease operations, which could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

c.	Social Effects
Climate change is perceived as a threat to communities and governments globally. Stakeholders may increase demands for emissions reductions and call upon mining companies to better manage their consumption of climate-relevant resources (hydrocarbons, water etc.). This may attract social and reputational attention towards operations, which could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Conflicts of Interest
Certain of our directors also serve as directors of other companies involved in natural resource exploration and development. There is a possibility that such other companies may compete with us for the acquisition of assets. Consequently there exists the possibility for such directors to be in a position of conflict. If any such conflict of interest arises, then a director who has a conflict must disclose the conflict to a meeting of our directors and must abstain from and will be unable to participate in discussion or decisions pertaining to the matter. In appropriate cases, Eldorado Gold will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.
OPERATIONAL RISKS
Environmental
Although we monitor our sites for potential environmental hazards, there is no assurance that we have detected, or can detect all possible risks to the environment arising from our business and operations. We expend significant resources to comply with environmental laws, regulations and permitting requirements, and we expect to continue to do so in the future. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There is no assurance that:

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we have been or will be at all times in complete compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time;

•	our compliance will not be challenged; or

•	the costs of compliance will be economic and will not materially or adversely affect our future cash flow, results of operations and financial condition.
We may be subject to proceedings in respect of alleged failures to comply with increasingly strict environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property. While any such proceedings are in process, we could suffer delays or impediments to or suspension of development and construction of our projects and operations and, even if we are ultimately successful, we may not be compensated for the losses resulting from any such proceedings or delays.

There may be existing environmental hazards, contamination or damage at our mines or projects that we are unaware of. We may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at our mines or projects or exposure to hazardous substances, regardless of whether or not hazard, damage, contamination or exposure was caused by our activities or by previous owners or operators of the property, past or present owners of adjacent properties or by natural conditions and whether or not such hazard, damage, contamination or exposure was unknown or undetectable.
Any finding of liability in such proceedings could result in additional substantial costs, delays in the exploration, development and operation of our properties and other penalties and liabilities related to associated losses, including, but not limited to:

•	monetary penalties (including fines);

•	restrictions on or suspension of our activities;

•	loss of our rights, permits and property, including loss of our ability to operate in that country or generally;

•	completion of extensive remedial cleanup or paying for government or third-party remedial cleanup;

•	premature reclamation of our operating sites; and

•	seizure of funds or forfeiture of bonds.
The costs of complying with any orders made or any cleanup required and related liabilities from such proceedings or events may be significant and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Mining companies also face inherent risks in their operations with respect to tailings dams and structures built for the containment of the metals and mining waste, known as tailings, which exposes us to certain risks. Unexpected failings of tailings dams may release muddy tailings downstream, flood communities and cause extensive environmental damage to the surrounding area. Dam failures could result in the immediate suspension of mining operations by government authorities and cause significant expenses, write offs of material assets and recognize provisions for remediation, which affect the balance sheet and income statement.
The unexpected failure of one of our tailings dams could subject us to any or all of the potential impacts discussed above, among others. If any such risks were to occur, this could materially and adversely affect our reputation, our ability to conduct our operations and could make us subject to liability and, as a result, have a material adverse effect on our business, financial condition and results of operations.
Infrastructure and Commodities

a.	Infrastructure
Our business and operations depend on our ability to access and maintain adequate and reliable infrastructure, including roads and bridges, power sources and water systems. We may have to build the required infrastructure if it is not readily available to us for a given project, and there is no assurance that we will be able to do so in a timely manner or at all. Inadequate, inconsistent, or costly infrastructure could compromise many aspects of a project’s feasibility, viability and profitability, including, but not limited to:

•	construction schedule;

•	capital and operating costs;

•	manpower availability;

•	mobilization of equipment, machinery and inventory; and

•	throughput rates and production volumes.
There is no assurance that we can access and maintain the infrastructure we need, or, where necessary, obtain rights of way, raw materials and government authorizations and permits to construct, or upgrade the same, at a reasonable cost, in a timely manner, or at all.
Our access to infrastructure and the commodities discussed below may be interrupted by natural causes, such as drought, floods, earthquakes and other weather phenomena, or man-made causes, such as blockades, sabotage, conflicts, government issues, political events, protests, rationing or competing uses. Our inability to obtain or build and to maintain adequate and continuous access to infrastructure and substantial amounts of commodities, power and water, at a reasonable cost, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

b.	Power and Water
Our mining operations use substantial volumes of water and power in the extraction and processing processes. Our ability to obtain secure supplies of power and water at a reasonable cost depends on a number of factors that may be out of our control, including:

•	global and regional supply and demand;

•	political and economic conditions;

•	problems affecting local supplies;

•	infrastructure and delivery issues; and

•	relevant regulatory regimes.
There is no assurance that we will be able to secure the required supplies of power and water on reasonable terms or at all and, if we are unable to do so or there is an interruption in the supplies we do obtain or a material increase in prices, then it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

c.	Commodities and Consumables
Our business operations use a significant amount of commodities, consumables and other materials. Prices for diesel fuel, steel, concrete, chemicals (including cyanide) and other materials, commodities and consumables required for our operations can be volatile and price changes can be substantial, occur over short periods of time and are affected by factors beyond our control. Higher costs for, or tighter supplies of, construction materials like steel and concrete can affect the timing and cost of our development projects.
If there is a significant and sustained increase in the cost of certain commodities, we may decide that it is not economically feasible to continue some or all of our commercial production and development activities, and this could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We may maintain significant inventories of operating consumables, based on the frequency and reliability of the delivery process for such consumables and anticipated variations in regular use. We depend on suppliers to meet our needs for these commodities; however, sometimes no source for such commodities may be available. If the rates of consumption for such commodities vary from expected rates significantly or delivery is delayed for any reason, we may need to find a new source or negotiate with existing sources to increase supply. If any shortages are not rectified in a timely manner, it may result in reduced recovery or delays in restoring optimal operating conditions.
Higher worldwide demand for critical resources, such as drilling equipment and tires, could affect our ability to acquire such resources and lead to delays in delivery and unanticipated cost increases, which could have an effect on our operating costs, capital expenditures and production schedules.
Further, we rely on certain key third-party suppliers and contractors for equipment, raw materials and services used in, and the provision of services necessary for, the development, construction and continuing operation of our assets. As a result, our operations are subject to a number of risks, some of which are outside of our control, including:

•	negotiating agreements with suppliers and contractors on acceptable terms;

•	the inability to replace a supplier or contractor and its equipment, raw materials or services if either party terminates the agreement;

•	interruption of operations or increased costs if a supplier or contractor ceases its business due to insolvency or other unforeseen events; and

•	failure of a supplier or contractor to perform as contracted.
The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

Litigation and Contracts
We are periodically subject to legal claims that are with and without merit.
In addition to the matters described elsewhere in this AIF, including the discussion regarding litigation and arbitration matters under Material Properties, we are regularly involved in routine litigation matters. We believe that it is unlikely that the final outcome of these routine proceedings will have a material adverse effect on us; however, defense and settlement costs can be substantial, even for claims that are without merit.
Due to the inherent uncertainty of the litigation process, including arbitration proceedings, and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and or adverse effect on us. In the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or arbitration panels or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.
In our business we make contracts with a wide range of counterparties. There can be no assurance that: these contracts will be honoured and performed in accordance with their terms by our counterparties; we will be able to enforce the contractual obligations.
Estimation of Mineral Reserves and Mineral Resources
Mineral Reserve and Mineral Resource estimates are only estimates and we may not produce gold in the quantities estimated.
Proven and Probable Mineral Reserve estimates may need to be revised based on various factors including:

•	actual production experience;

•	our ability to continue to own and operate our mines and property;

•	fluctuations in the market price of gold;

•	results of drilling or metallurgical testing;

•	production costs; and

•	recovery rates.
The cut-off grades for the Mineral Reserves and Mineral Resources are based on our assumptions about plant recovery, gold price, mining dilution and recovery, and our estimates for operating and capital costs, which are based on historical production figures. We may have to recalculate our estimated mineral reserve and resources based on actual production or the results of exploration. Fluctuations in the market price of gold, production costs or recovery rates can make it unprofitable for us to develop or operate a particular property for a period of time. If there is a material decrease in our mineral reserve estimates, or our ability to extract the mineral reserves, it could have a material adverse effect on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
There are uncertainties inherent in estimating Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources, including many factors beyond our control. Estimating Mineral Reserves and Resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments used in engineering and geological interpretation, which may be unreliable or subject to change. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Additional knowledge gained or failure to identify and account for such occurrences in our assessment of Mineral Reserves and Resources may make mining more expensive and cost ineffective, which will have a material adverse effect on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
There is no assurance that the estimates are accurate, that Mineral Reserve and Resource figures are accurate, or that the Mineral Reserves or Resources can be mined or processed profitably. Mineral Resources that are not classified as Mineral Reserves do not have demonstrated economic viability. You should not assume that all or any part of the Measured Mineral Resources, Indicated Mineral Resources, or an Inferred Mineral Resource will ever be upgraded to a higher category or that any or all of an Inferred Mineral Resource exists or is economically or legally feasible to mine.
Because mines have limited lives based on Proven and Probable Mineral Reserves, we must continually replace and expand our Mineral Reserves and any necessary associated surface rights as our mines produce gold and their life-of-mine is reduced.

Our ability to maintain or increase annual production of gold and other metals will depend significantly on:

•	our mining operations;

•	our ability to conduct successful exploration efforts; and

•	our ability to develop new projects and make acquisitions.
If we are unable to maintain or increase our annual production of gold and other metals, it could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Occurrence of Unpredictable Geological/Metallurgical Factors
As we explore and develop a property, we are constantly determining the level of drilling and analytical work required to maintain or upgrade our confidence in the geological model. Depending on continuity, the amount of drilling will vary from deposit to deposit. The degree of analytical work is determined by the variability in the ore, the type of metallurgical process used and the potential for deleterious elements in the ore. We do not drill exhaustively at all deposits or analyze every sample for every known element as the cost would be prohibitive. Therefore, unknown geological formations are possible, which could limit our ability to access the ore or cut off the ore where we are expecting continuity. It is also possible that we have not correctly identified all metals and deleterious elements in the ore in order to design metallurgical processes correctly.
Our operations at Kişladağ have historically involved the heap leaching process. The heap leaching process, while not as capital intensive as the more conventional milling process, involves uncertainties associated with the chemical and physical processes included in leaching, which can impact on recoveries. In mid-June 2017, indications that gold solution grade and consequently gold recovery from the leach pad at Kişladağ had recently lagged internal expectations. Further testwork indicated that lower recoveries were expected to continue from the zone of mineralization located around the base of the open pit where mining was then underway, which continued to result in a reduction in the recoverable leach pad inventory. As a result, the Company explored construction of a mill. The Company has decided recently to resume mining and heap leaching and suspend advancement of the Mill project at Kişladağ. While the Mill project has been suspended, it remains viable in the short-term and the viability of the Mill project will continue to be assessed in light of the results from ongoing heap leach metallurgical testwork on deeper material and in consideration of other investment opportunities within the portfolio. As a result there remains a risk that the lower recoveries at Kişladağ utilizing the heap leach process may reoccur.
If any of these risks occur, it could result in material that was previously expected to be mined not being mined or to reduced recovery or increased costs of recovery, which could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Production and Cost Estimates
Estimates of total future production and costs for our mining operations are based on our five-year mining plans. These estimates can change, or we might not achieve them, which could have a material adverse effect on any or all of our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
Our plans are based on, among other things, our mining experience, reserve estimates, assumptions about ground conditions and physical characteristics of ores (such as hardness and the presence or absence of certain metallurgical characteristics, including the presence of materials that may adversely affect the ability to process, export and sell our products) and estimated rates and costs of production. Our actual production and costs may be significantly different from our estimates for a variety of reasons, including the risks and hazards discussed elsewhere as well as unfavorable operating conditions, including:

•	actual ore mined varying from estimates in grade, tonnage and metallurgical and other characteristics;

•	ground conditions including, but not limited to, pit wall failures, cave-ins, flooding, fire and rock bursts;

•	industrial accidents and environmental incidents;

•	changes in power costs and potential power shortages;

•	imposition of a moratorium on our operations;

•	impact of the disposition of mineral assets;

•	shortages and timing delays, of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;

•	renewal of required permits and licenses

•	litigation;

•	shipping interruptions or delays; and

•	unplanned maintenance.
Any of these events could result in damage to mineral properties, property belonging to us or others, interruptions in production, injury or death to persons, monetary losses and legal liabilities. This could cause a mineral deposit to become unprofitable, even if it was mined profitably in the past.
We have recently experienced variability of ore delivered to the mill at Olympias, resulting in lower than expected recoveries and concentrate quality. While going forward the Company expects that blending strategies will reduce this variability and mining performance is expected to improve as a result of an enhanced ore deposit model based on infill drilling completed in 2018, there can be no assurance that such strategies and the enhanced ore deposit model will improve recoveries and concentrate quality, which may have an adverse effect on our business, operations, financial condition or the Eldorado Gold share price.
Production estimates for properties not yet in production, or in production and slated for expansion, are based on similar factors (including feasibility studies prepared by our personnel or by third party consultants, in some instances), but it is possible that actual cash operating costs and economic returns will differ significantly from our current estimates. It is not unusual for new mining operations to experience unexpected problems during the start-up phase and delays in production can often happen.
Any decrease in production, or change in timing of production or the prices we realize for our gold, will directly affect the amount and timing of our cash flow from operations. A production shortfall or any of these other factors would change the timing of our projected cash flows and our ability to use the cash to fund capital expenditures, including spending for our projects.
Pre-stripping/Stripping and Underground Development
Mining of mineral bearing material requires removal of waste material prior to gaining access to and extracting the valuable material. Depending on the location of the ore, this may entail removing material above the ore in an open pit situation (pre-stripping), or developing tunnels underground to gain access to deeper material. Where possible, this material is then generally used elsewhere in the project site for construction of site infrastructure.
As a project is developed, a plan is put forward to complete the pre-strip or required underground development so that mining of ore can commence in line with the overall schedule to feed ore to the process plant at the right time. The degree of pre-strip in an open pit is based on selected drilling, which may result in adjustments to the orebody model and a requirement for more or less pre-stripping to be completed. This may result in a deficit of material required to complete other earthworks around the project site, such as tailings facilities, or an increase in the pre-strip requirements prior to mining commencing.
Similarly, with underground development, the mining method and design is based on an amount of drilling that will be increased during normal operations. As work continues, there may be ground conditions that are exposed that can cause a change in the mine design or direction of the underground development. Either of these occurrences could result in more or less material that can be used for other site projects if so designed, and could also result in delay in start-up of continuous production. This may result in lower revenues while the project ramps up to normal operating rates.

Extraction
A number of factors can affect our ability to extract ore efficiently in the quantities that we have budgeted, including, but not limited to:

•	ground conditions:

◦	geotechnical conditions;

◦	pit slope angles; and

▪	rock characteristics (faults, fractured zones, angle of shear)

◦	hydrogeological conditions;

▪	water in rock

▪	ground water table.

•	geological conditions:

◦	variability of grade / waste boundaries; and

◦	degree of fracture in rock / mine ability.

•	chemical effects:

◦	acidity of Mined Material (ore and waste).

•	efficiency:

◦	reliability of equipment; and

◦	management of mining process.

•	scheduling:

◦	limitations on ability to mine when we want.
These factors may result in a less than optimal operation and lower throughput or lower recovery, which may have an effect on our production schedule. Although we review and assess the risks related to extraction and put appropriate mitigating measures in in place, there is no assurance that we have foreseen and / or accounted for every possible factor that might cause the project to be delayed, which could have an effect on business, results of operations, financial condition and the Eldorado Gold share price.
Processing
A number of factors could affect our ability to process ore in the tonnages we have budgeted, the quantities of the metals deleterious materials that we recover and our ability to efficiently handle material in the volumes budgeted, including, but not limited to:

•	the presence of oversize material at the crushing stage;

•	material showing breakage characteristics different to those planned;

•	material with grades outside of planned grade range;

•	sub-optimal ore mixture in terms of ancillary analytics, such as sulphur grade;

•	the presence of deleterious materials in different ratios than expected;

•	material drier or wetter than expected, due to natural or environmental effects; and

•	viscosity / density different than expected.
The occurrence of any of the above could affect our ability to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned. This may result in lower throughput, lower recoveries, more downtime or some combination of all three. While minor issues of this nature are part of normal operations, there is no assurance that conditions will not worsen and have an adverse effect on our future cash flow, results of operations and financial condition.
Costs of Development Projects
Substantial expenditures are required to establish proven and probable mineral reserves, determine the optimal metallurgical process to extract the metals from the ore and to plan and build mining and processing facilities for new properties.

Once we have found ore in sufficient quantities and grades to be considered economic for extraction, then metallurgical testing is required to determine whether the metals can be extracted economically. There may be associated metals or minerals that make the extraction process more difficult. This would include graphite bearing minerals if we are trying to extract using cyanide and carbon to recover the gold. There may be minerals that behave like the precious metals that we are trying to recover that make the downstream metallurgical process more difficult. For instance, arsenic is often associated with gold, but requires a special process to be used in the smelter, which increases the treatment cost, or requires that the smelter uses blending of the high arsenic material with other lower arsenic materials to complete the smelting process. Any of these instances may result in us having problems in developing a process that will allow us to extract the ore economically. Alternatively, the ore may not be as valuable as we anticipate due to the lower recoveries received or the penalties associated with extraction of deleterious materials that are sold as part of the saleable product.
The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are dependent on obtaining the governmental approvals necessary for the operation of a project, and the timeline to obtain these government approvals is often beyond our control.
It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated. As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns.
Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible and there is no assurance that any of our development projects will become producing mines.
Development projects depend on successfully completing feasibility studies and environmental assessments, obtaining the necessary government permits and receiving adequate financing. Economic feasibility is based on several factors, including:

•	estimated mineral reserves;

•	anticipated metallurgical recoveries;

•	environmental considerations and permitting;

•	future gold prices;

•	anticipated capital and operating costs for the projects; and

•	timely execution of development plan.
Development projects have no operating history to base estimated future production and cash operating costs on. With development projects in particular, estimates of proven and probable mineral reserves and cash operating costs are largely based on:

•	interpreting the geologic data obtained from drill holes and other sampling techniques;

•	feasibility studies that derive estimated cash operating costs based on:

•	the expected tonnage and grades of ore to be mined and processed;

•	the configuration of the ore body;

•	expected recovery rates of gold from the ore;

•	estimated operating costs; and

•	anticipated climate conditions and other factors.
It is therefore possible that actual cash operating costs and economic returns will differ significantly from what we estimated for a project before starting production.
It is not unusual for new mining operations to experience unexpected problems during the start-up phase, and delays can often happen when production begins. In the past, we have adjusted our estimates based on changes to our assumptions and actual results. There is no guarantee that such adjustments will alleviate the effects of such delays or problems. There is no assurance that the profitability or economic feasibility of a project will not be adversely affected by factors beyond our control.

Our production, capital and operating cost estimates for development projects are based on certain assumptions. We use these estimates to establish our mineral reserve estimates but our cost estimates are subject to significant uncertainty as described above. Actual results for our projects will likely differ from current estimates and assumptions, and these differences can be material. The experience we gain from actual mining or processing operations can also identify new or unexpected conditions that could reduce production below our current estimates, or increase our estimated capital or operating costs.
If actual results fall below our current estimates, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Exploration
Gold and other metal exploration is highly speculative in nature, involves many risks and is often not productive; there is no assurance that we will be successful in our gold exploration efforts.
Our ability to increase mineral reserves is dependent on a number of factors, including the geological and technical expertise of our management and exploration teams, the quality of land available for exploration and other factors. Once gold mineralization is discovered, it can take several years of exploration and development before production is possible, and the economic feasibility of production can change during that time.
Substantial expenditures are required to carry out exploration and development activities to establish proven and probable mineral reserves and determine the optimal metallurgical process to extract the metals from the ore.
There is no assurance that our exploration programs will expand our current mineral reserves or replace them with new mineral reserves. Failure to replace or expand our mineral reserves could have an adverse effect on us.
Labour

a.	Employee Relations
We depend on our workforce to explore for mineral reserves and resources, develop our projects and operate our mines. We have programs to recruit and train the necessary manpower for our operations, and we work hard at maintaining good relations with our workforce to minimize the possibility of defections and strikes, lockouts and other stoppages at our work sites. In addition, our relations with our employees may be affected by changes in labour and employment legislation that may be introduced by the relevant governmental authorities in whose jurisdictions we carry on business. Changes in such legislation or a prolonged labour disruption or shortages at any of our mines or projects could have a material adverse effect on our results of operations, financial condition and the Eldorado Gold share price.
From time to time we may hire contractors and subcontractors for our operations, and there is a risk that they could experience labour disputes or become insolvent, and this could have an adverse effect on our results of operations, financial condition and the Eldorado Gold share price.

b.	Employee Misconduct
We are reliant on the good character of our employees and are subject to the risk that employee misconduct could occur. Although we take precautions to prevent and detect employee misconduct, these precautions may not be effective and the Company could be exposed to unknown and unmanaged risks or losses. The existence of our Code of Business Conduct and Ethics, among other governance and compliance policies and processes, may not prevent incidents of theft, dishonesty or other fraudulent behaviour nor can we guarantee compliance with legal and regulatory requirements. Misconduct by employees could include:

•	employees binding us to transactions that exceed authorized limits or present unacceptable risks to the Company;

•	employee theft or improper use of our property;

•	employee fraud or employees conspiring with third parties to defraud us;

•	employees hiding unauthorized or unsuccessful activities from us; and

•	the improper use of confidential information.
These types of misconduct could result in unknown and unmanaged damage or losses, including regulatory sanctions and serious harm to our reputation. The precautions we take to prevent and detect these activities may not be effective. If material employee misconduct does occur, our business, results of operations, financial condition and the Eldorado Gold share price could be adversely affected.

c.	Key Personnel
We depend on a number of key personnel, including Eldorado Gold’s President and Chief Executive Officer, Chief Operating Officer, Executive Vice-President and Chief Financial Officer, Executive Vice President, Strategy and Corporate Development and Executive Vice President and General Counsel. We do not have key man life insurance. Employment contracts are in place with each of these executives, however, losing any of them could have an adverse effect on our operations.
We need to continue implementing and enhancing our management systems and recruiting and training new employees to manage our business effectively. We have been successful in attracting and retaining skilled and experienced personnel in the past, and expect to be in the future, but there is no assurance this will be the case.

d.	Skilled Workforce
We depend on a skilled workforce, including but not limited to mining and mineral, metallurgical and geological engineers, geologists, environmental and safety specialists, and mining operators to explore and develop our projects and operate our mines. We have programs and initiatives in place to attract and retain a skilled workforce. However, we are potentially faced with a shortage of skilled professionals due to competition in the industry and as experienced employees continue to exit the workforce. As such, we need to continue to enhance training and development programs for current employees and partner with local universities and technical schools to train and develop a skilled workforce for the future.

e.	Expatriates
We depend on expatriates to work at our mines and projects to fill gaps in expertise and provide needed management skills in the countries where we operate. Additionally, we depend on expatriates to transfer knowledge and best practices and to train and develop in-country personnel and transition successors into their roles. Such training requires access to our sites and such access may be prohibited by government. We operate in challenging locations and must continue to maintain competitive compensation and benefits programs to attract and retain expatriate personnel. We must also develop in-country personnel to run our mines in the future. A lack of appropriately skilled and experienced personnel in key management positions would have an adverse effect on our operations.
Reclamation and Long Term Obligations
We are required by various governments in jurisdictions in which we operate to provide financial assurance sufficient to allow a third party to implement approved closure and reclamation plans if we are unable to do so. The relevant laws governing the determination of the scope and cost of the closure and reclamation obligations and the amount and forms of financial assurance required are complex and, vary from jurisdiction to jurisdiction.
As of December 31, 2018, Eldorado has provided the appropriate regulatory authorities with €57.5M in letters of guarantee and $3M in environmental guarantee deposits for mine closure obligations in the various jurisdictions in which we operate. The amount and nature of such financial assurance are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. Regulatory authorities may require further financial assurance and, to the extent that the value of the collateral provided is or becomes insufficient to cover the amount that we are required to post, we could be required to replace or supplement the existing security with more expensive forms of security. This could include cash deposits, which would reduce cash available for our operations and development activities. There is no guarantee that, in the future, we will be able to maintain or add to current levels of financial assurance as we may not have sufficient capital resources to do so.
Although we have currently made provision for certain of our reclamation obligations, there is no assurance that these provisions will be adequate in the future. Failure to provide the required financial assurance for reclamation could potentially result in the closure of one or more of our operations, which could result in a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

Use and Transport of Regulated Substances
The transportation and use of certain substances that we use in our operations are regulated by the governments in the jurisdictions in which we operate. Two obvious examples are explosives and cyanide. Regulations may include:

•	restricting where the substance can be purchased;

•	requiring a certain government department to handle the purchase and transport of the substances;

•	restricting the amount of these substances that can be kept on-site at any time;

•	restricting where and how the materials may be stored; and

•	monitoring of the use of the product at site.
Eldorado Gold is a signatory to the Cyanide Code, which commits us to mandating that our sites adhere to recognized best practice for the purchase, transportation, use and disposal of cyanide. Our signatory site is audited every three years to assess continued compliance. While we have a good understanding of the restrictions in the various jurisdictions, these laws may change, or the responsible parties within the government may change or not be available at a critical time when they are required to be involved in our process. This may result in delays in normal operation, or downtime, and may have an effect on our operating results in more extreme cases.
Equipment
Our operations are reliant on significant amounts of both large and small equipment that is critical to the development, construction and operation of our projects. Failures or unavailability of equipment could cause interruptions or delays in our development and construction or interruptions or reduced production in our operations. These risks may be increased by the age of certain equipment. Equipment related risks include:

•	delays in repair or replacement of equipment due to unavailability or insufficient spare parts inventory;

•	repeated or unexpected equipment failures;

•	restrictions on transportation and installation of large equipment, including delays or inability to obtain required permits for the such transportation or installation;

•	inefficient or improper design for processing facilities;

•	suitability of equipment, including proper identification of normal operating parameters, the occurrence of extreme conditions or change of planned use for a particular piece of equipment;

•	premature failure of equipment;

•	restrictions on hours of operation of equipment;

•	availability of long lead-time and specialized equipment, including delays that may arise in the course of ordering, manufacture, importation or delivery of such equipment;

•	availability of specialized equipment and personnel to install and commission selected equipment; and

•	safety risks arising from equipment failure.
Delays in construction or development of a project or periods of downtime or reductions in operations or efficiency that result from the above risks could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. Remediation of an interruption or inefficiency in production capability could require us to make large expenditures to repair, replace or redesign equipment. All of these factors could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Health and Safety
Our operations are subject to various health and safety laws and regulations that impose various duties on our operations relating to, among other things, worker safety and the surrounding communities. These laws and regulations also grant the authorities’ broad powers to, among other things, levy financial and other penalties, close or suspend unsafe operations and order corrective action relating to health and safety matters. In addition, industrial accidents and related injuries at our operations may give rise to legal claims and the possibility of monetary awards. The costs associated with the compliance with such health and safety laws and regulations and accidents may be substantial and any amendments to such laws and regulations, or more stringent implementation thereof, could cause additional expenditure or impose restrictions on, or suspensions of, our operations. We have made, and expect to make in the future, significant expenditures to comply with the extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species, and, to the extent reasonably practicable, create social and economic benefit in the surrounding communities.

Co-ownership of Our Properties
Mining projects are often conducted through an unincorporated joint venture or a co-owned incorporated joint venture company. Co-ownership often requires unanimous approval of the parties or their representatives for certain fundamental decisions like an increase (or decrease) in registered capital, a merger, division, dissolution, amendment of the constitutional documents, and pledge of the assets, which means that each co-owner has a right to veto any of these decisions, which could lead to a deadlock. We are subject to a number of additional risks associated with co-ownership, including:

•	disagreement with a co-owner about how to develop, operate or finance the project;

•	that a co-owner may at any time have economic or business interests or goals that are, or become, inconsistent with our business interests or goals;

•	that a co-owner may not comply with the agreements governing our relationship with them;

•	disagreement with a co-owner over the exercise of such co-owner’s rights under the agreements governing our relationship;

•	the possibility that a co-owner may become insolvent;

•	the possibility that we may not be able to sell our interest in a co-owned entity if we desire to exit; and

•	possible litigation with a co-owner over matters related to the subject project.
Some of our interests are through co-owned companies established under and governed by the laws of their respective countries.
If a co-owner is a state-sector entity, then its actions and priorities may be dictated by government or other policies instead of purely commercial considerations. Decisions of a co-owner may have an adverse effect on the results of our operations in respect of the projects to which the applicable co-ownership relates.
Contractors
We may engage a number of different contractors during the development and construction phase of a project, including pursuant to a lump sum contract for specified services or through a range of engineering, procurement, construction and management contract options, depending on the type and complexity of work that is being undertaken, and the level of engineering that has been completed when the contract is awarded. Depending on the type of contract and the point at which it is awarded, there is potential for variations to occur within the contract scope, which could take the form of extras that were not considered as part of the original scope or change orders. These changes may result in increased capital costs. Similarly, we may be subject to disputes with contractors on contract interpretation, which could result in increased capital costs under the contract or delay in completion of the project if a contract dispute interferes with the contractor’s efforts on the ground.
Acquisitions and Dispositions

a.	Acquisitions
Although we actively seek acquisition opportunities that are consistent with our acquisition and growth strategy, we are not certain that we will be able to identify suitable candidates that are available at a reasonable price, complete any acquisition, or integrate any acquired business into our operations successfully. Acquisitions can involve a number of special risks, circumstances or legal liabilities, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Acquisitions may be made by using available cash, incurring debt, issuing common shares or other securities, or any combination of the foregoing. This could limit our flexibility to raise capital, to operate, explore and develop our properties and make other acquisitions, and it could further dilute and decrease the trading price of our common shares. When we evaluate a potential acquisition, we cannot be certain that we will have correctly identified and managed the risks and costs inherent in that business.
We have discussions and engage in other activities with possible acquisition targets from time to time, and each of these activities could be in a different stage of development. There is no assurance that any potential transaction will be completed and the target integrated with our operations, systems, management and culture successfully in an efficient, effective and timely manner or that the expected bases or sources of synergies will in fact produce the benefits anticipated. In addition, synergies assume certain long term realized gold and other metals prices. If actual prices are below such assumed prices, this could adversely affect the synergies to be realized. If we do not successfully manage our acquisition and growth strategy, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We continue to pursue opportunities to acquire advanced exploration assets that are consistent with our strategy. At any given time, discussions and activities with respect to such possible opportunities may be in process on such initiatives, each at different stages of due diligence. From time to time, we may acquire securities of, or an interest in, companies; and we may enter into acquisitions or other transactions with other companies.
Transactions involving acquisitions have inherent risks, including:

•	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of potential acquisitions;

•	limited opportunity for and effectiveness of due diligence;

•	ability to achieve identified and anticipated operating and financial synergies;

•	unanticipated costs, liabilities and write-offs including higher capital and operating costs than had been assumed at the time of acquisition;

•	diversion of management attention from existing business;

•	potential loss of our key employees or the key employees of any business we acquire;

•	successful integration of personnel and properties;

•	unanticipated changes in business, industry or general economic or political conditions that affect the assumptions underlying the acquisition;

•	decline in the value of acquired properties, companies or securities; and

•	the possibility that indemnification agreements with sellers (if any) may be unenforceable or insufficient to cover potential liabilities.
Any of these factors or other risks could result in us not realizing the benefits anticipated from acquiring other properties or companies, and could have a material adverse effect on our ability to grow and on our business, results of operations, financial condition and the Eldorado Gold share price.
As a result of our acquisitions, we have assumed liabilities and risks. While we conduct due diligence with respect to acquisitions of companies and assets, there may be liabilities or risks, including liabilities related to the prior operation of the business acquired, that we failed, or were unable, to discover in the course of performing our due diligence investigations, which may be significant. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition and the Eldorado Gold share price.
Acquisitions can pose challenges in implementing the required processes, procedures and controls in the new operations. Companies that we acquire may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to us.
Due to the nature of certain proposed transactions, it is possible that shareholders may not have the right to evaluate the merits or risks of any future acquisition, except as required by applicable laws and stock exchange rules.

b.	Dispositions
When we decide to sell certain assets or projects, we may encounter difficulty in finding buyers or executing alternative exit strategies on acceptable terms in a timely manner, which could delay the accomplishment of our strategic objectives. For example, delays in obtaining tax rulings and regulatory approvals or clearances, and disruptions or volatility in the capital markets may impact our ability to complete proposed dispositions. Alternatively, we may dispose of a business at a price or on terms that are less than we had anticipated. After reaching an agreement with a buyer or seller for the disposition of a business, we may be subject to necessary regulatory and governmental approvals on acceptable terms as well as satisfaction of pre-closing conditions, which may prevent us from completing the transaction. Dispositions may impact our production, mineral reserves and resources and our future growth and financial conditions. Despite the disposition of divested businesses, we may continue to be held responsible for actions taken while we controlled and operated the business. Dispositions may also involve continued financial involvement in the divested business, such as through continuing equity ownership, guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside our control could affect our future financial results.

Waste Disposal
As ore is extracted and processed, waste material that does not contain sufficient quantities of metal to warrant further processing is disposed of in waste dumps on surface or placed underground as part of rock fill. Waste material may be stored as wet material in a dam on surface, filtered and dried for placement in a surface facility or mixed with cement and used underground as structural fill. A number of factors can affect our ability to successfully dispose of waste material in the form that is optimal for our operations, including, but not limited to:

•	access to suitable locations due to permitting or other restrictions;

•	requirements to encapsulate acid-generating material;

•	milled material being ground too fine and requiring further treatment; and

•	sufficient infrastructure required to place material underground in the right locations.
If issues with any of the above items occur, the normal discharge or placement process may be affected, requiring us to alter existing plans. While minor issues of this nature are part of normal operations, there is no assurance that conditions will not worsen and have an adverse effect on our future cash flow, results of operations and financial condition.
Security
The safety and security of our employees and associated contractors is of prime importance to the Company. Various security problems may occur in any of the jurisdictions in which we operate. We are at risk of incursions by third parties. We endeavour to take appropriate actions to protect against such risks, which may affect our operations and incur further costs.
Although our policies require that our security personnel act in ways that recognize best practices, including respect for human rights, there is a risk that individuals will breach these policies, and such breaches may have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
FINANCIAL RISKS
Liquidity and Financing Risk
Liquidity risk is the risk that the Company cannot meet its planned and foreseeable commitments, including operating and capital expenditure requirements. We may be exposed to liquidity risks if we cannot maintain our cash positions, cash flows or mineral asset base, or appropriate financing is not available on terms satisfactory to us. In addition, we may be unable to secure loans and other credit facilities, including maintaining or renewing our Note Indenture and Secured Credit Facility, in the future, and on terms we believe are favorable.
The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit. Management uses a rigorous planning, budgeting and forecasting process to help determine the funds the Company will need to support ongoing operations and development plans.
Management believes that the working capital at December 31, 2018, together with expected cash flows from operations, is sufficient to support planned and foreseeable commitments for the next twelve months. However, if planning and budgeting is materially different to that forecasted, or financing, if required, is not available to the Company on terms satisfactory to meet these material changes to planning or budgeting, then this may adversely affect the ability of the Company to meet its financial obligations and operational and development plans
Credit Risk
Credit risk is the risk that the counterparty to any financial instrument to which the Company is a party will not meet its obligations and will cause the Company to incur a financial loss. The Company limits counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties.
Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. While the historical level of customer defaults is negligible, which has reduced the credit risk associated with trade receivables at December 31, 2018, there is no guarantee that buyers, including under exclusive sales arrangements, will not default on its commitments, which may have an adverse impact on the Company’s financial performance.

The Company invests its cash and cash equivalents in major financial institutions and in government issuances, according to our short-term investment policy. As at December 31, 2018, the Company holds a significant amount of cash and cash equivalents with five financial institutions in North America, the UK and Turkey. While the credit risk associated with these investments is considered to be low, there can be no assurance that certain financial institutions in foreign countries in which we operate will not default on its commitments.
Currency Risk
The Company sells gold in U.S. dollars, but incurs costs mainly in U.S. dollars, Canadian dollars, Turkish Lira, Brazilian Real, Euros and Romanian Lei. Any change in the value of any of these currencies against the U.S. dollar can change production costs and capital expenditures, which can affect future cash flow, business, results of operations, financial condition and the Eldorado Gold share price. and lead to higher operation, construction, development and other costs than anticipated. As of December 31, 2018, over 90% of cash and cash equivalents is held in U.S. dollars.
The Company has a risk management policy that contemplates potential hedging of our foreign exchange exposure to reduce the risk associated with currency fluctuations. The Company currently does not have any currency hedges, but may hedge in the future. There is no assurance that any hedges that may be put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if we had no hedges in place.
Interest Rate Risk
Interest rates determine how much interest the Company pays on its debt, and how much is earned on cash and cash equivalent balances, which can affect future cash flows.
All of the Company's outstanding debt is in the form of Notes with a fixed interest rate of 6.125%. However, borrowings under the Company’s Senior Credit Facility, if drawn, are at variable rates of interest and any borrowings would expose the Company to interest rate cost and interest rate risk. The Company currently does not have any interest rate swaps (that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility), but may enter into such interest rate swaps in the future. There is no assurance that any interest rate swaps that may be put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if we had no such swaps in place.
Commodity Price Risk
The profitability of the Company's operations depend, in large part, upon gold and other commodity prices. Gold and other commodity prices can fluctuate widely and can be influenced by many factors beyond its control, including but not limited to: industrial demand; political and economic events (global and regional); gold and financial market volatility and other market factors, and central bank purchases and sales of gold and gold lending.
The global supply of gold is made up of new production from mining, and existing stocks of bullion, scrap and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.
If metal prices decline significantly, or decline for an extended period, Eldorado might not be able to continue operations, develop properties, or fulfill obligations under the permits and licenses, or under the agreements with partners. This could result in losing interest in some or all of the Company’s properties, or being forced to sell them, which could have a negative effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The cost of production, development and exploration varies depending on the market prices of certain mining consumables, including diesel fuel, electricity and re-agents. Electricity is regionally priced in Turkey and semi-regulated by the Turkish government, which reduces the risk of price fluctuations. The Company has elected not to hedge its exposure to commodity price risk but may use, from time to time, commodity price contracts to manage its exposure to fluctuations in the price of gold and other commodities. There is no assurance that any hedges that may be put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if we had no hedges in place.
Unavailability of Capital /Inadequate Income

a.	Limited Access to Equity Markets
We are exposed to financing risks associated with funding our share of capital programs at Eldorado’s projects. We have historically minimized this risk by diversifying our funding sources, which include credit facilities, issuance of notes and cash flow from operations. In addition, we believe that Eldorado Gold has the ability to access public debt and equity markets given our asset base and current credit ratings; however, such market access may become restricted and, if we are unable to access capital when required, it may have a material adverse effect on us.

b.	Dilutive Equity Financing
Future acquisitions could be made through the issuance of equity securities of Eldorado Gold. Additional funds may be needed for our exploration and development programs and potential acquisitions, which funds could be raised through equity issues. Issuing more equity securities can substantially dilute the interests of Eldorado Gold shareholders. Issuing substantial amounts of Eldorado Gold securities, or making them available for sale, could have an adverse effect on the prevailing market prices for Eldorado Gold’s securities. A decline in the market price could hamper the ability of Eldorado Gold to raise additional capital through the sale of its securities.

c.	Credit Ratings
Our outstanding Notes currently have a non-investment grade credit rating but any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that agency’s judgment, future circumstances relating to the basis of the credit rating, such as adverse changes to our business or affairs, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the Notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the Notes. Any future lowering of our ratings may make it more difficult or more expensive for us to obtain additional financing.
Indebtedness and Financing
As at December 31, 2018, we have approximately $600M of total debt. With our recent decision to resume heap leaching at Kişladağ, we are expecting to generate further short-term cash flow, which is expected to allow us to consider debt retirement and deleveraging our balance sheet commencing in 2019. However, if we are unable to commence debt retirement as expected, our maintenance of substantial levels of debt could adversely affect our business, results of operations, financial condition and the Eldorado Gold share price and could adversely affect our flexibility to take advantage of corporate opportunities.
Long term indebtedness could have important consequences, including:

•
limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring us to make non-strategic divestitures;

•
requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, dividends and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors;

•	increasing our cost of borrowing; and

•	putting us at risk of default if we do not service or repay this debt in accordance with applicable covenants.
While neither our articles nor our by-laws limit the amount of indebtedness that we may incur, the level of our indebtedness under the Indenture as well as the Senior Credit Facility from time to time could impair our ability to obtain additional financing in the future on a timely basis, or at all, and to take advantage of business opportunities that may arise, thereby potentially limiting our operational flexibility as well as our financial flexibility.

a.	Current and future operation restrictions
Our Senior Credit Facility and the Indenture contain certain restrictive covenants that impose significant operating and financial restrictions on us. In some circumstances, the restrictive covenants may limit our operating flexibility and our ability to engage in actions that may be in our long-term best interest, including, among other things, restrictions on our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our capital stock;

•	prepay, redeem or repurchase certain debt;

•	make loans and investments;

•	sell, transfer or otherwise dispose of assets;

•	incur or permit to exist certain liens;

•	enter into transactions with affiliates;

•	undertake certain acquisitions;

•	complete certain corporate changes;

•	enter into certain hedging arrangements;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, amalgamate, merge or sell all or substantially all of our assets.
In addition, the restrictive covenants in our Senior Credit Facility contain certain restrictions on us and require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests may be affected by events beyond our control. These restrictions could limit our ability to obtain future financing, make acquisitions, grow in accordance with our strategy or secure the needed working capital to withstand future downturns in our business or the economy in general, or otherwise take advantage of business opportunities that may arise, any of which could place us at a competitive disadvantage relative to our competitors that may have less debt and are not subject to such restrictions. Failure to meet these conditions and tests could constitute events of default thereunder.

b.	Change of Control
Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding Notes at 101% of their principal amount, plus accrued and unpaid interest to the purchase date. Additionally, under our Senior Credit Facility, a change of control (as defined therein) will constitute an event of default that permits the lenders to accelerate the maturity of borrowings under the credit agreement and terminate their commitments to lend.
The source of funds for any purchase of the Notes and repayment of borrowings under our Senior Credit Facility would be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the Notes upon a change of control because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a change of control and repay any of our other indebtedness that may become due. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the Notes may be limited by law. In order to avoid the obligations to repurchase the Notes and events of default and potential breaches of our Senior Credit Facility, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.
Debt Service Obligations
Our ability to make scheduled payments on, refinance or commence repayment of our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control, including those identified elsewhere in this AIF. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness.
We may be unable to commence repayment, as planned. We may also not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations. Our Senior Credit Facility and the Indenture may restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.
Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our business, results of operations and our ability to satisfy our obligations and our debt instruments.
Furthermore, as our funds are used to develop projects in foreign jurisdictions through foreign subsidiaries, there may be restrictions on our foreign subsidiaries’ ability to repay or provide returns to Eldorado Gold which could hinder our ability to service our indebtedness or fulfill our business plans.

c.	Default on Obligations
A breach of the covenants under our Senior Credit Facility, the Indenture or our other debt instruments could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the repayment of the related debt and may result in the acceleration of repayment of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under our Senior Credit Facility would permit the lenders thereunder to terminate all commitments to extend further credit under that facility. Furthermore, if we are unable to repay any amounts due and payable under our Senior Credit Facility, those lenders could proceed against the collateral granted to them to secure such indebtedness. If our lenders or noteholders accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness.
If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in our debt instruments, which could cause cross-acceleration or cross-default under other debt agreements, we could be in default under the terms of the agreements governing such other indebtedness. If such a default occurs:

•
the holders of the indebtedness may be able to cause all of our available cash flow to be used to pay the indebtedness and, in any event, could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest; or

•	we could be forced into bankruptcy, or liquidation or restructuring proceedings.
If our operating performance declines, we may in the future need to amend or modify the agreements governing our indebtedness or seek concessions from the holders of such indebtedness. There is no assurance that such concessions would be forthcoming.
Cost Estimates
We prepare budgets and estimates of cash costs and capital costs of production for each of our operations. The main categories relate to material costs, personnel and contractor costs, energy costs and closure and reclamation costs. However, despite efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation of costs over time, development projects may be prone to material cost overruns. Our actual costs may vary from estimates for a variety of reasons, including:

•	short-term operating factors;

•	revisions to mine plans;

•	risks and hazards associated with mining;

•	natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes;

•	unexpected work stoppages or labour shortages or strikes; and

•	changes in law, regulation or policy.
Operational costs may also be affected by a variety of factors, including:

•	changing waste-to-ore ratios;

•	ore grade metallurgy;

•	labour costs;

•	cost of commodities, equipment and supplies;

•	general inflationary pressures;

•	currency exchange rates; and

•	changes in law, regulation or policy.
Many of these factors are beyond our control. Failure to achieve estimates or material increases in costs could have an adverse impact on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
Furthermore, delays in the construction and commissioning of mining projects or other technical difficulties may result in even further capital expenditures being required. Any delay in the development of a project, or cost overruns or operational difficulties once the project is fully developed, may have a material adverse effect on our business, results of operations and financial condition.

Tax Matters
We operate and have operated in a number of countries, each of which has its own tax regime to which we are subject. The tax regime and the enforcement policies of tax administrators in each of these countries are complicated and may change from time to time, all of which are beyond our control. Our investments into these countries, importation of goods and material, land use, expenditures, sales of gold and other products, income, repatriation of money and all other aspects of our investments and operations can be taxed, and there is no certainty as to which areas of our operations will be assessed or taxed from time to time or at what rates.
Our tax residency and the tax residency of our subsidiaries (both current and past) are affected by a number of factors, some of which are outside of our control, including the application and interpretation of the relevant tax laws and treaties. If we or our subsidiaries are ever assessed to be a non-resident in the jurisdictions that we or our subsidiaries report or have reported or are otherwise assessed, or are deemed to be resident (for the purposes of tax) in another jurisdiction, we may be liable to pay additional taxes. In addition, we have entered into various arrangements regarding the sale of mineral products or mineral assets which may be subject to unexpected tax treatment. If such taxes were to become payable, this could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We endeavour to structure, and restructure from time to time, our corporate organization in a commercially efficient manner and if any such planning effort is considered by a taxation authority to constitute tax avoidance, then this could result in increased taxes and tax penalties which could have a material adverse effect on our financial condition.
New laws and regulations or new interpretations of or amendments to laws, regulations or enforcement policy relating to tax laws or tax agreements with governmental authorities, if proposed and enacted, may affect our current financial condition and could result in higher taxes being payable by us. There is no assurance that our current financial condition will not change in the future due to such changes.
Global Economic Environment
Market events and conditions, including disruptions in the international credit markets and other financial systems and deteriorating global economic conditions, could increase the cost of capital or impede our access to capital.
Economic and geopolitical events may create uncertainty in global financial and equity markets. The global debt situation may cause increased global political and financial instability resulting in downward price pressure for many asset classes and increased volatility and risk spreads.
Such disruptions could make it more difficult for us to obtain capital and financing for our operations, or increase the cost of it, among other things. If we do not raise capital when we need it, or access it on reasonable terms, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. These and other related factors can lead to lower longer term asset values, which can result in impairment losses.
If the negative economic conditions persist or worsen, it could lead to increased political and financial uncertainty, which could result in regime or regulatory changes in the jurisdictions in which we operate. High levels of volatility and market turmoil could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Repatriation of Funds
We expect to generate cash flow and profits at our foreign subsidiaries, and we may need to repatriate funds from those subsidiaries to service our indebtedness or fulfill our business plans, in particular in relation to ongoing expenditures at our development assets. We may not be able to repatriate funds, or we may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the Eldorado Gold level, which costs could be material.
Dividends
While we have initiated a policy for the payment of dividends on common shares of Eldorado Gold, there is no certainty as to the amount of any dividend or that any dividend may be declared in the future.

Compensation
One of our pension plans for named executives is a defined benefit plan, which guarantees that participants will receive certain benefit amounts. We use various actuarial assumptions to estimate our obligations and expenses, including a long-term estimate of the expected rate of return on plan assets, the discount rate, the rate of salary escalation and the average remaining service period of active employees expected to receive benefits. If any of these assumptions are incorrect or there is a material change in the facts on which they are based, we may have increased liabilities that are currently unaccounted for.
Financial Reporting

a.	Carrying Value of Assets
The carrying value of our assets is compared to our estimates of their estimated fair value to assess how much value can be recovered based on current events and circumstances. Our fair value estimates are based on numerous assumptions and are adjusted from time to time and the actual fair value, which also varies over time, could be significantly different than these estimates.
If our valuation assumptions prove to be incorrect, or we experience a decline in the fair value of our reporting units, then this could result in an impairment charge, which could have an adverse effect on our business and the value of our securities.

b.	Change in Reporting Standards
Changes in accounting or financial reporting standards may have an adverse impact on our financial condition and results of operations in the future.
Unavailability of Insurance
Where practical, a reasonable amount of insurance is maintained against risks in the operation of our business, but coverage has exclusions and limitations. There is no assurance that the insurance will be adequate to cover any liabilities, or that it will continue to be available, and at terms we believe are economically acceptable.
There are some cases where coverage is not available, or we believe it is too expensive relative to the perceived risk. For example, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is generally not available to us or other companies in the mining industry on acceptable terms. Losses from these uninsured events may cause us to incur significant costs that could have a material adverse effect upon our business, results of operations, financial condition and the Eldorado Gold share price.

Investor information
Our corporate structure

Date	Event
April 2, 1992	Eldorado Corporation Ltd. is incorporated by a Memorandum of Association under the Companies Act (Bermuda)
April 23, 1996	Name change to Eldorado Gold Corporation and continues under the Company Act (British Columbia)
June 28, 1996	Continues under the CBCA
November 19, 1996	Amalgamated with HRC Development Corporation under the name Eldorado Gold Corporation, under a plan of arrangement under the CBCA
June 5, 2006	Amends articles and files restated articles under the CBCA
April 3, 2009	Adopts new bylaws that shareholders approve on May 7, 2009
December 12, 2013	Adopts new bylaws that shareholders approve on May 1, 2014
May 27, 2014	Amended Articles under the CBCA
December 27, 2018	Amended Articles under the CBCA

Eldorado Gold capital structure
Under our articles, Eldorado Gold is permitted to issue an unlimited number of common shares:

Share capital at March 29, 2019
A corporation formed under laws other than the federal laws of Canada may apply to be “continued” under the CBCA by applying for a certificate of continuance from the Corporations Directorate.

Once the certificate is issued, the CBCA applies to the corporation as if the corporation was incorporated under the CBCA.

Common shares outstanding	158,801,722
Options (number of shares reserved)	6,588,082
Performance Share Units (PSUs)*	620,307
*PSUs are subject to satisfaction of performance vesting targets within a performance period which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in common shares (one for one), cash or a combination of both. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares on a one for one basis. However, as noted, the final number of PSUs that may be earned and redeemed may be higher or lower than the number of PSUs initially granted.

The rules for changing the rights associated with Eldorado Gold common shares are contained in the CBCA. Eldorado Gold generally needs at least two-thirds of the votes cast at a special meeting of shareholders to make substantive changes to our share capital as described in our Articles. For further information on our executive compensation arrangements please refer to our Management Proxy Circular.
Common shares
Each common share gives the shareholder the right to:

•	receive notice of and to attend all shareholder meetings and have one vote in respect of each share held at such meetings; and

•	participate equally with other shareholders in any:

◦	dividends declared by the board; and

◦	distribution of assets if we are liquidated dissolved or wound-up.

Common shares issued in 2018

Balance, December 31, 2017	158,801,722
Shares issued upon exercise of share options	—
Shares issued upon redemption of PSU’s*	—
Total – issued and outstanding as of December 31, 2018**	158,801,722
*No PSU’s were earned during 2018.
**The company completed a 5:1 consolidation of the common shares of the Company on Dec 27, 2018. The numbers above are shown on a post consolidation basis.

Senior unsecured notes
On December 13, 2012, Eldorado Gold completed an offering of $600M aggregate principal amount of 6.125% senior unsecured notes (Notes). The Notes mature on December 15, 2020 and are guaranteed on a senior unsecured basis by Eldorado Gold’s indirect wholly-owned subsidiaries, SG and Tüprag, and will be guaranteed by each of Eldorado Gold’s wholly-owned subsidiaries that becomes a borrower or guarantor under debt facilities of Eldorado Gold, subject to certain exceptions.
Indenture
The Notes are governed by an indenture (Indenture) dated December 13, 2012 among Eldorado Gold, SG, Tüprag, Computershare Trust Company, N.A., as Computershare Trust Company of Canada, as Canadian Trustee. Under the Indenture, Eldorado Gold may redeem some or all of the Notes at any time at a redemption price equal to 100.000%, of the principal amount of the Notes plus accrued and unpaid interest, if any, to the date of redemption. The Notes may be redeemed at Eldorado Gold’s option, in whole but not in part, at a price of 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to the date of redemption in certain circumstances in which Eldorado Gold would become obligated to pay certain additional amounts under the Notes. If Eldorado Gold sells certain of its assets or experiences specific kinds of changes in control, Eldorado Gold must offer to purchase the Notes.
The Notes are Eldorado Gold’s senior unsecured obligations and rank equally in right of payment to all of Eldorado Gold’s existing and future senior unsecured debt and senior in right of payment to all of Eldorado Gold’s existing and future subordinated debt. The Notes are effectively subordinated to any of Eldorado Gold’s existing and future secured debt to the extent of the value of the collateral securing such debt. The note guarantees rank equally in right of payment with all of the guarantors’ existing and future senior debt, effectively subordinated to any of the guarantors’ existing and future secured debt to the extent of the value of the collateral securing such debt and senior in right of payment to all of the guarantors’ existing and future subordinated debt. In addition, the Notes are structurally subordinated to the liabilities of Eldorado Gold’s non-guarantor subsidiaries.
The Indenture contains customary affirmative and negative covenants that, among other things: limit the ability of Eldorado Gold and its subsidiaries to make investments; incur additional indebtedness or issue preferred stock; create liens; sell assets; enter into agreements that restrict dividends or other payments by restricted subsidiaries; consolidate, merge or transfer all or substantially all of the assets of Eldorado Gold; engage in transactions with Eldorado Gold’s affiliates; pay dividends or make other distributions on capital stock or prepay subordinated indebtedness; and create unrestricted subsidiaries. For full details of the terms of the Notes, see the Indenture, which is filed under Eldorado Gold’s profile on SEDAR at www.sedar.com.
Ratings
On issuance, the Notes were assigned credit ratings of Ba3 by Moody’s Investors Service (Moody’s) and BB by Standard & Poor’s Rating Services (S&P). As of the date of this AIF, the notes have a credit rating of B2 by Moody’s and B by S&P.
These issuer credit ratings are an opinion of the ability of the issuer to honour senior unsecured financial obligations and contracts.
Moody’s credit ratings are on a rating scale that ranges from AAA to C, which represents the range from highest to lowest quality of such securities rated. A rating of B by Moody’s is the sixth highest of nine categories and denotes obligations judged to be speculative are subject to high credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

S&P’s credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. A credit rating of B by S&P is the sixth highest of ten categories. According to the S&P rating system, an obligor with debt securities rated B is more vulnerable to non-payment but currently has the capacity to meet its financial obligations. However, exposure to adverse business, financial or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment obligation. The addition of a plus (+) or minus (-) designation after the rating indicates the relative standing within a particular rating category.
The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell securities nor do the ratings comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
We pay annual credit rating fees to both Moody’s and S&P as set out below.

Moody’s	$78,750
S&P	$87,105
Dividend policy
The Board of Directors established a dividend policy in May 2010 and Eldorado Gold declared its first dividend of CDN$0.05 per common share. Any dividend payment, if declared, is expected to be derived from a dividend fund calculated on an amount, determined at the discretion of the Board of Directors at the time of any decision to pay a dividend, multiplied by the number of ounces of gold sold by Eldorado Gold in the preceding two quarters. In 2011, the Board of Directors amended the dividend policy to provide additional step-ups as the average realized gold price increases. The Board of Directors further amended the dividend policy in 2013 to revise the gradation of the fixed dollar amounts per ounce of gold sold.
The amount of the dividend fund will be divided among all the issued Eldorado Gold common shares to yield the dividend payable per share. Accordingly, the calculation of any dividends, if declared, will also be dependent on gold prices, among other things.
The declaration and payment of dividends is at the sole discretion of the Board of Directors, and is subject to and dependent upon, among other things: the financial condition of and outlook for the Company, general business conditions, satisfaction of all applicable legal and regulatory restrictions regarding the payment of dividends by Eldorado Gold and the Company’s cash flow and financing needs.
On June 18, 2010, we paid an inaugural dividend of CDN$0.05 per common share. Beginning in 2011, Eldorado Gold paid semi-annual dividends. See “Dividends Paid” below for a list of dividend payments for the past three years.
In Q1 2016, Eldorado Gold suspended the cash payment of its semi-annual dividend. The decision of the Board of Directors had been made in view of gold prices, the terms and conditions of the Dividend Policy and the requirements of the CBCA.
On February 23, 2017, Eldorado Gold declared that it would pay a dividend of CDN$0.02 per common share on March 16, 2017 to the holders of its outstanding common shares as the close of business on the record date of March 7, 2017.
In Q1 2018, Eldorado Gold suspended the cash payment of its semi-annual dividend pending the results of certain technical reports and potential subsequent capital requirements.
Dividends Paid

Year	Date	Per common share (Cdn$)
2015	February 16, 2015	$0.01
	August 26, 2015	$0.01
2016		n/a
2017	March 16, 2017	$0.02

Market for securities
Eldorado Gold is listed on the following exchanges:
TSX under the symbol ELD
(listed October 23, 1993 – part of the S&P/TSX Global Gold Index)
NYSE under the symbol EGO
(listed October 20, 2009 – part of the AMEX Gold BUGS Index)
Our common shares were listed on the American Stock Exchange (AMEX) from January 23, 2003 until October 20, 2009.
The table below shows the range in price and trading volumes of our common shares on the TSX in 2018.
Trading activity in 2018

2018	High	Low	Cdn$ Close	Volume
January	9.25	7.70	7.95	21,727,741
February	8.05	6.75	6.90	25,289,449
March	7.63	5.15	5.40	23,000,126
April	6.75	5.25	6.10	25,279,268
May	7.75	5.95	7.35	16,435,836
June	7.75	6.25	6.65	12,578,789
July	7.60	6.35	7.10	12,385,724
August	7.15	5.95	6.30	9,963,550
September	6.50	5.35	5.65	11,373,655
October	6.25	4.30	4.40	11,637,723
November	4.90	3.65	3.80	10,453,470
December	4.60	3.54	4.00	13,870,405
Note: The numbers above have been reported on a post consolidation basis.
Prior sales
The following table sets out all of the securities issued by the Company during our last financial year other than our common shares:

Type of security	Number of securities	Date issued	Issue price/ Exercise price*
Stock options	1,492,000 1,186,711 2,667,200 48,076	April 9, 2018 April 8, 2018 April 9, 2018 August 20, 2018	$1.24 $1.24 $1.24 $1.23
Performance Share Units (PSUs)	1,270,003 37,616	April 9, 2018 August 20, 2018	n/a n/a
Restricted Share Units (RSUs)	635,002 419,948 839,896 19,379	April 9, 2018 April 9, 2018 April 9, 2018 August 20, 2018	n/a n/a n/a n/a
Deferred Units (DUs)	595,840 152,468 47,931	April 9, 2018 April 9, 2018 June 29, 2018	n/a n/a n/a
*The number of securities including the issue price of the options are reported on a pre-consolidation basis.
For detailed information about the plans that govern the stock options, PSUs, RSUs and DUs, including the compensation principles that governs the grants made, please refer to our Management Proxy Circular

Transfer agents and registrars:

Registrar and transfer agent for our common shares	Computershare Trust Company of Canada 100 University Ave. 8th Floor, North Tower Toronto, Ontario M5J 2Y1
Registered and records office and address for service	Eldorado Gold Corporation c/o Fasken Martineau DuMoulin LLP Suite 2900 – 550 Burrard Street Vancouver, BC V6C 0A3
Registrar and trustee for our Notes	Computershare Trust Company N.A. 8742 Lucent Boulevard, Suite 225 Highlands Ranch, CO 80129

ELDORADO GOLD CORPORATION
Governance
Management and the Board of Directors are committed to good governance practices. We are committed to the highest standards of legal and ethical conduct, and believe in the importance of full, accurate, clear and timely disclosure, and in communicating openly with all of our stakeholders.
We comply with corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the TSX, and with the corporate governance standards that apply to us as a foreign private issuer listed on the NYSE and registered with the SEC in the United States.
Ethical business conduct
Our code of business conduct and ethics (the Code) is designed to promote integrity and deter wrongdoing by setting out the legal, ethical and regulatory standards we follow in all of our activities. The Code applies to our directors, officers, employees and contractors and reinforces our commitment to ethical business conduct. Complying with the Code and maintaining high standards of business conduct are mandatory, and the board relies on the oversight of our internal controls to monitor compliance with the Code. Our Code is available on our website (www.eldoradogold.com) and on our SEDAR profile at www.sedar.com.
Anti-Bribery & Anti-Corruption Policy (ABC Policy)
Our ABC Policy is designed to educate and to provide guidance to our personnel and agents to avoid directly or indirectly paying bribes or otherwise making improper payments or gifts. The ABC Policy is intended to alert all directors, officers, employees and agents to their responsibility to comply with all applicable anti-bribery and anti-corruption laws, including, for example, the Canadian Corruption of Foreign Public Officials Act, the US Foreign Corrupt Practices Act and the UK Anti-Bribery Act, and to be alert to any potential violations of the applicable anti-bribery and anti-corruption laws by any of our personnel or our independent representatives, distributors, consultants, or agents that could potentially constitute a violation of such laws by Eldorado Gold. The ABC Policy is available on our website (www.eldoradogold.com).
Our Board of Directors
Eldorado Gold’s Board of Directors oversees management, who are responsible for the day to day conduct of our business.
The Board is responsible for:

•	acting in good faith in the best interests of Eldorado Gold;

•	exercising care, diligence and skill in carrying out its duties and responsibilities; and

•	meeting its obligations under the CBCA, the Eldorado Gold articles and bylaws, the Director Terms of Reference and any other relevant legislation and regulations governing our business.
The Board has adopted a written mandate, available on our website, which describes its responsibility for stewardship. The board carries out its mandate directly or through its committees, which are composed entirely of independent directors.
Directors
According to our articles and bylaws, we must elect between three and 20 directors at every annual general meeting to serve for a one-year term or until a successor is elected or appointed.
It is expected that eight directors will be nominated to the Board in 2019. The CBCA requires at least 25% of our directors to be Canadian residents.
The table below lists our directors, including their province or state of residence, their principal occupation during the five preceding years and approximate number of Eldorado Gold common shares that they own. This includes shares that they beneficially own directly or indirectly, or exercise control or direction over as of the date of this AIF.

Director	Board committees	Principal occupation	Approximate number of common shares held
George Albino, Acc. Dir Colorado, United States Independent Director Non-Executive Chair of the Board	Corporate governance and nominating Compensation	Chair of the Board since December 2017 and director since October 27, 2016 Equities analyst for precious metal stocks at a variety of investment firms, most recently with GMP Securities (1997 to 2006) From 1979 through 1997 exploration and research geologist with a number of international mining companies focused on gold, diamond, and base metal exploration and mining Currently a Director of Orla Mining	35,000
George Burns, President, Chief Executive Officer and Director British Columbia, Canada		Director since April 27, 2017 Executive Vice President and Chief Operating Officer of Goldcorp Inc (2012 to 2017) Senior Vice President, Mexican Operations (2011 to 2012) Vice President, Canada and United States (2007 to 2011) Senior Vice President of Centerra Gold (2003 to 2007)	186,360
Teresa Conway, ICD.D British Columbia, Canada Independent Director	Audit Compensation	Director since June 2018 Powerex President and CEO 2005 -2017 Powerex VP Finance/CFO 1998-2004 Controller/Director of Finance 1993-1998 PriceWaterhouseCoopers 1985-1992	6,000
Pamela Gibson, Acc. Dir Hampshire, United Kingdom Independent Director	Audit Corporate governance and nominating (chair)
Director since September 2, 2014
Of Counsel at Shearman & Sterling LLP since 2005
Head of capital Markets Europe and Asia (2002 to 2004); Managing Partner London (1995 to 2002) and Toronto (1990 to 1995) offices; and associate lawyer (1984 to 1989) at Shearman & Sterling LLP
Currently a director of GasLog Partners LP
			Nil
Geoffrey Handley, Acc. Dir New South Wales, Australia Independent Director	Compensation Sustainability	Director since August 2006 Executive Vice President, Strategic Development with Placer Dome (2002 to 2006) Currently Chair of Endeavour Silver Corp.	2,000
Michael Price, Acc. Dir London, United Kingdom Independent Director	Audit Sustainability (chair)
Director since May 6, 2011
Mining Finance Consultant and Adviser and London Representative of Resource Capital Funds since 2006.
Managing Director, Joint Global Head of Mining and Metals of Barclays Capital (2003 to 2006), Managing Director, Global Head of Mining and Metals of Société General, London (2001 to 2003), Executive Director, Head of Resource Banking and Metals Trading, N.M. Rothschild & Sons Ltd. (1989 to 2001), Mining Engineer, Business & Financial Analyst, British Petroleum PLC (1981 to 1988)
Currently a director of Asanko Gold Corporation and Entrée Resources.
			Nil
Steven Reid, ICD.D Alberta, Canada Independent Director	Compensation (chair) Sustainability	Director since May 2, 2013 Executive Vice President and Chief Operating Officer of Goldcorp Inc. (2007 to September 2012) Currently a director of SSR Mining Inc. and Gold Fields Limited	10,000
John Webster, ICD.D Acc. Dir British Columbia, Canada Independent Director	Audit (chair) Corporate governance and nominating	Director since January 1, 2015 PricewaterhouseCoopers Canada (1981 to 2011), Partner (1992 to 2011), Mining Leader (1996 to 2000), BC Region Managing Partner (2001 to 2009). PricewaterhouseCoopers Romania Partner (2011 to 2014), Assurance Leader for Romania and South Eastern Europe	2,400

All eight of our directors were elected at our 2018 annual shareholders’ meeting. All directors’ terms expire at our next annual meeting of shareholders. We expect that eight of our currently appointed directors will be nominated for election by the shareholders at our 2019 annual shareholders.
As of the date of this AIF, the directors and executive officers of the Company owned an aggregate of 396,429 shares, an aggregate of 1,875,924 stock options to purchase common shares and an aggregate of 13,434 vested RSU’s for a total percentage of 1.38% of our issued and outstanding common shares on a fully diluted basis. See our Management Proxy Circular for further information on director and executive officers including their biographies, share ownership and holdings of other securities such as RSUs, PSUs and DU’s.
Board Committees
The Board of Directors has four standing committees:

•	Audit

•	Compensation

•	Corporate governance and nominating

•	Sustainability
In 2018, the Board appointed George Albino as the new Board Chair and made certain changes to the composition of some of its committees including:
Compensation Committee

•	Steve Reid appointed as Chair to replace Jonathan Rubenstein

•	Dr. George Albino to replace Robert Gilmore
Sustainability Committee

•	Michael Price appointed as Chair to replace Steve Reid

•	Dr. George Albino to replace Robert Gilmore

Audit Committee
The Board of Directors has a separately designated audit committee in accordance with National Instrument 52-110 – Audit Committees and in accordance with the NYSE Listed Company Manual.
The audit committee is currently made up of four independent directors:

•	John Webster (chair)

•	Teresa Conway[1]

•	Pamela Gibson

•	Michael Price
Notes:

1.	Ms. Conway joined the audit committee on June 21, 2018.

All four members of the audit committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Mr. Webster, the audit committee chair and Ms. Conway, are audit committee financial experts as defined by the SEC.

John Webster, Chair of the Audit Committee

•	BA (Hons), University of Kent

•	FCPA (British Columbia)

•	ACA (Institute of Chartered Accountants in England and Wales)
Corporate director
BC, Canada
A chartered professional accountant, Mr. Webster has the accounting or related financial management experience that is required under the NYSE rules. Mr. Webster has worked in various roles with PricewaterhouseCoopers LLP over 30 years. He has extensive experience as an audit partner and has provided advice to many clients on complex transactions.
Teresa Conway

•	BBA, Simon Fraser University

•	CPA (British Columbia)
Corporate director
Vancouver, Canada
A chartered professional accountant, Ms. Conway has the accounting or related financial management experience that is required under the NYSE rules. Ms. Conway was most recently the President and CEO of Powerex and has held various executive positions, including CFO, since joining Powerex in 1993. Prior to this, Ms. Conway was with PricewaterhouseCoopers (PwC) from 1985 to 1992.
Pamela Gibson

•	LL.M, New York University

•	LL.B, Osgoode Hall

•	BA (with Distinction), York University
Corporate director
London, United Kingdom
Ms. Gibson has been a corporate lawyer at Shearman & Sterling LLP and has over 30 years experience working with companies in the metals and mining, oil, gas, energy, telecom and technology sections.
Michael A. Price

•	B.Sc, Eng. (Hons)

•	PhD, Mining Engineering, University College Cardiff
Corporate director
London, United Kingdom
Dr. Price has been a Mining Finance Consultant and Adviser and London Representative of Resource Capital Funds since 2006 and has over 35 years’ experience in mining and investment banking.
The audit committee is responsible for, among other things:

•	overseeing financial reporting, internal controls, the audit process, our public disclosure documents and overseeing our code of business conduct and ethics;

•	recommending the appointment of our external auditor and reviewing the annual audit plan and auditor compensation;

•	pre-approving audit, audit-related, tax and other services to be provided by the external auditor;

•	reviewing our hiring policies for present and former employees of the present and former auditor; and

•	reviewing the terms of engagement for the external auditor.
The external auditor reports directly to the audit committee. KPMG performed our audit services in 2017 and 2018. The audit committee adopted a policy in 2005 that non-audit services can only be provided by the external auditor if it has been pre-approved by the audit committee. Generally, these services are provided by other firms under separate agreements approved by management.
See our Management Proxy Circular for further information on the experience and education of each audit committee member.

About the auditor
KPMG LLP has been our external auditor since June 2009, replacing PricewaterhouseCoopers LLP who had served as our auditor since 1992.
The auditor conducts the annual audit of our financial statements and is pre-approved for other service and reports to the audit committee of the Board.
Auditor’s fees
The table below shows the fees we paid KPMG for services in 2018 and 2017:
Years ended December 31

	$2018	2017	Notes:
Audit fees	1,194,457	946,068	Total fees for audit services
Audit related fees	64,362	57,755	Majority of fees relate to French translation
Tax fees	—	—	Total fees for tax advice, tax planning and tax compliance
All other fees	46,200	—	Evaluation of HR candidate in Greece
Total	1,305,019	1,003,823

Compensation Committee
The compensation committee is currently made up of four independent directors:

•	Steven Reid (chair)[1]

•	George Albino[2]

•	Teresa Conway[3]

•	Geoffrey Handley
Notes:

1.	Mr. Reid was appointed chair of the compensation committee on January 14, 2018. Mr. Jonathan Rubenstein, the previous compensation committee chair, resigned on January 1, 2018.

2.	Dr. Albino joined the compensation committee effective January 14, 2018.

3.	Ms. Conway joined the compensation committee effective June 21, 2018.
The compensation committee is responsible for:

•	assisting management in developing our compensation structure, including the compensation policies and compensation programs for our directors and executives;

•	reviewing the results of the annual say on pay advisory vote when considering future executive and director compensation programs;

•	determining where there is a need to engage with shareholders on compensation and related matters and conduct such engagement in coordination with Management, as appropriate; and

•	assessing the performance of our CEO every year and recommending the compensation of our CEO and our other executive officers to the Board of directors for review and approval.
The compensation committee conducts a thorough compensation review every year to assess:

•	the competitiveness of our cash and stock-based compensation for our directors and executives;

•	whether overall executive compensation continues to support our goals of attracting, motivating and retaining executives with exceptional leadership and management skills; and

•	the overall compensation packages for our senior executives and whether the components are applied appropriately.
The compensation committee also reviews and approves the terms of employment annually and evaluates the performance of the CEO for the prior year.

Two of the members of the compensation committee have extensive experience with compensation matters and are members of various compensation committees for other publicly listed companies as noted below:

•	Mr. Reid is chair of the compensation committee for SSR Mining Inc. and the Chair of the remuneration committee for Gold Fields Limited; and

•	Mr. Handley was the chair of the compensation committee for PanAust Limited until mid-2015 and sits on the compensation committee for Endeavour Silver Corp.
Corporate Governance and Nominating Committee (CGNC)
The CGNC is currently made up of three independent directors:

•	Pamela Gibson (chair)

•	George Albino

•	John Webster
The CGNC was established to work with management in continuing to develop our corporate governance framework. This includes, among other things:

•	regularly reviewing our corporate governance policies and practices;

•	monitoring our risk management program;

•	reviewing the size and composition of the board annually;

•	facilitating the succession and nomination of directors to the board;

•	identifying new directors and managing the board’s nomination process, board committee appointments and assessment process; and

•	evaluating the board’s competencies and defining the skills and experience necessary for an effective Board.
Sustainability Committee
The sustainability committee is currently made up of three independent directors:

•	Michael Price (chair)[1]

•	Geoffrey Handley

•	Steven Reid
Notes:

1.	Mr. Price replaced Mr. Reid as chair of the committee effective January 14, 2018.
The Sustainability Committee was established to advise and make recommendations, in its oversight role, to the Board with respect to monitoring our environmental, health, safety, community relations, human rights, security and other sustainability policies, practices, programs and performance. This includes, among other things:

•	reviewing our annual sustainability report prior to its issuance;

•	establishing and periodically reviewing corporate environmental, health and safety and human rights policies;

•	reviewing and monitoring our environmental, health and safety programs and procedures;

•	monitoring management’s environmental, health and safety risk assessment, risk related to sustainability and impact evaluation procedure;

•	monitoring management’s performance regarding environmental health and safety, social and human rights initiatives with respect to employees, communities and other stakeholders; and

•
monitoring and reporting to the board on management’s procedures regarding environmental, health and safety matters, including the development, maintenance and testing of emergency preparedness plans to minimize, remediate and mitigate environmental damage in the event of unforeseen incidents.

Mineral reserves and mineral resources review panel (the MRMR Panel)
The Board of Directors appointed a panel of directors who are technically competent and proficient in estimating mineral reserves and resources, the MRMR Panel. In 2018, Messrs. Handley, Reid and Albino served on the MRMR Panel. The MRMR Panel reviews management’s process for evaluating our mineral reserves and resources estimates and reports thereon to the Board of Directors.
From time to time, the Board of Directors may appoint special committees if warranted by Eldorado Gold’s current business activities.
Risk assessment
The CGNC is responsible for monitoring Eldorado Gold’s risk management program.
The Board of Directors has overall responsibility for reviewing and approving recommendations, developing programs and procedures for monitoring risks, and reviewing Eldorado Gold’s risk management program at each regularly scheduled board meeting. This includes overseeing the identification of our principal risks, reviewing our acceptable levels of risk and overseeing the development of appropriate systems to manage the risks we face in our business.
Terms of reference for the Board of Directors, the chair of the Board of Directors, and the four standing board committees are available on our website (www.eldoradogold.com) or by contacting the corporate secretary. You can also find more information about our corporate governance practices in our most recent management proxy circular and on our website.
Officers
The table below lists our executive officers, including their province of residence, their principal occupation, offices held at Eldorado Gold and approximate number of Eldorado Gold common shares they own.
This includes shares they beneficially own directly or indirectly, or exercise control or direction over as of the date of this AIF:

Executive officer	Principal occupation	Approximate number of common shares held
George Burns British Columbia, Canada President, Chief Executive Officer and Director	Chief Executive Officer since April 27, 2017 Executive Vice President and Chief Operating Officer of Goldcorp Inc (2012 to 2017) Senior Vice President, Mexican Operations (2011 to 2012) Vice President, Canada and United States (2007 to 2011) Senior Vice President of Centerra Gold (2003 to 2007)	186,360
Philip Yee British Columbia, Canada Executive Vice President and Chief Financial Officer	Chief Financial Officer since September 24, 2018 Executive Vice President and Chief Financial Officer of Kirkland Lake Gold (October 2016 to September 2018) Senior Vice President and Chief Financial Officer for Lake Shore Gold (April 2013 to March 2016) Vice President and Chief Financial Officer for Patagonia Gold (May 2011 to April 2013) Vice President Finance for Kumtor Gold Copmany (subsidiary of Centerra Gold) (May 2001 to April 2011)	50,000
Paul Skayman British Columbia, Canada Chief Operating Officer	Chief Operating Officer since July 1, 2012 Senior Vice President, Operations (December 2009 to July 2012) Vice President, Operations (August 2008 to December 2009) Project Coordinator for QDML (Tanjianshan Gold Mine) (September 2005 to August 2008)	57,192

Timothy Garvin British Columbia, Canada Executive Vice President and General Counsel	Executive Vice President & General Counsel since February 2018 General Counsel, US Projects, Sasol (March 2013 to July 2015) Head of Legal, Asia Pacific, Vale (Nov 2010 to March 2012) Deputy General Counsel & Assistant Corporate Secretary, Vale Inco (Nov 2007 to Nov 2010) Head of Legal & Company Secretary, Qatar Shell (Aug 2004 to Nov 2007)	30,000
Jason Cho British Columbia, Canada Executive VP, Strategy & Corporate Development	Executive VP, Strategy & Corporate Development since November 2017 Vice President, Corporate Development (2014 to 2017) Manager, Business Development (2013 to 2014)	17,477

As of the date of this AIF, our directors and executive officers beneficially owned or controlled or directed, directly or indirectly, an aggregate of 382,387 common shares (representing 0.01% of the total issued and outstanding common shares). See our Management Proxy Circular for further information on director and executive officers share ownership and holdings of other securities such as options, RSUs and PSUs.
Cease trade orders, bankruptcies, penalties or sanctions
Except as discussed below, in the last 10 years none of Eldorado Gold’s directors, executive officers or, to our knowledge, Material Shareholders has personally or has been a director or executive officer (while, or within a year of, acting in that capacity) of any Company (including ours) that has become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency, been subject to or instituted any proceedings, arrangement of compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets, or the assets of that person.
Mr. Handley was a director of Mirabela Nickel Limited (Mirabela) until January 11, 2014. On February 25, 2014, within a year of Mr. Handley ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement (PSA) which establishes a framework for a proposed recapitalisation of Mirabela, subject to certain terms and conditions, as well as the appointment of Messrs. Madden, Rocke and Winterbottom of KordaMentha as joint and several voluntary administrators. Mirabela also announced that, under the PSA, the proposed recapitalisation will be effected through a recapitalisation and restructuring plan to be implemented through a Deed of Company Arrangement (DOCA) in Australia and an extrajudicial reorganization proceeding to be filed by Mirabela Brazil before the competent Brazilian court. Trading in securities of Mirabela on the Australian Securities Exchange had been suspended since October 9, 2013. On June 25, 2014 Mirabela reported that the DOCA had been fully effectuated and, on June 30, 2014, Mirabela’s shares were reinstated for trading on the ASX.
None of Eldorado Gold’s directors or executive officers are, or have been within the last 10 years, a director, chief executive officer or chief financial officer of any company that was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the director was acting in that capacity, or that was issued after the director was no longer acting in that capacity, and which resulted from an event that occurred while that person was acting in that capacity.
None of our directors, executive officers or, to our knowledge, Material Shareholders have been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority since December 31, 2000.
Conflicts of interest
To the best of Eldorado Gold’s knowledge, it is not aware of any existing or potential conflicts of interest between it, or any of its directors or officers, which have not been disclosed to the Board of Directors, except that some of them serve as directors and officers of other public companies. It is therefore possible that there could arise a conflict between their duties as a director or officer of Eldorado Gold and their duties for other companies.
Eldorado Gold’s directors and officers are aware of the laws governing accountability of directors and officers for corporate opportunity. They understand they are required to disclose any conflicts of interest under the CBCA and are expected to govern themselves to the best of their ability according to the laws in effect.

The Board of Directors takes appropriate measures to exercise independent judgment when considering any transactions and agreements. If a director has a material interest, the director is obligated to excuse himself or herself from the appropriate portions of the Board of Directors and committee meetings so the directors can discuss the issue openly and candidly.
Material contracts
Other than material contracts disclosed elsewhere in this AIF, we did not enter into any material contract within the last financial year, or in a prior financial year that is still in effect.
Interest of experts
We rely on experts to audit our financial statements, prepare our mineral reserve and resource estimates and prepare our technical reports.
Our auditor is KPMG LLP, who have confirmed they are independent according to the rules of professional conduct of the Institute of Chartered Professional Accountants of British Columbia. They are an independent public accountant in accordance with the securities acts administered by the SEC and the applicable rules and regulations thereunder and the requirements of the Public Company Accounting Oversight Board.
We list the people who have prepared our mineral reserve and resource estimates under Mineral reserves and resources starting on page 85 and the qualified persons responsible for our technical disclosure and/or reports under each of our properties.
None of these people or their employers have directly or indirectly, any material interest, or beneficial interest in the property of the Company or securities of Eldorado Gold or any of our affiliates or associated parties, other than those experts that are employed by us. The experts employed by us each own less than 1% of our securities.
Interest of management and others in material transactions
Other than as otherwise described in this AIF and our annual MD&A we are not aware of any transactions in our three most recently completed financial years, or during the current financial year, that has had or is reasonably expected to have a material effect on us where any of the following had a direct or indirect material interest:

•	any of our directors or executive officers, or those of our subsidiaries;

•	a person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of our voting securities; or

•	any associate or affiliate of the above.
We did not rely on any available exemptions in fiscal 2018 to meet our disclosure obligations for the year.
Legal proceedings and regulatory actions
Other than has been disclosed in this AIF, we are not aware of any material legal proceedings which we are a party to or that involve our property, nor are we aware of any being considered.
We have not had any penalties or sanctions imposed by a court or regulatory body relating to securities legislation or regulatory requirements, or by a court or regulatory body that would be considered important to a reasonable investor in making an investment decision. We have also never been involved in a settlement agreement with a court relating to securities legislation or with a securities regulatory authority.

ELDORADO GOLD CORPORATION
Audit Committee
Terms of Reference

The Board of Directors (the “Board”) of Eldorado Gold Corporation (“Eldorado” or the “Company”) has established the Audit Committee of the Board and approved these Terms of Reference which set out the roles, responsibilities, composition, functions and other matters concerning the Committee.

I.	ROLE
The role of the Audit Committee (the “Committee”) is to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of the Company by:

(i)	Reviewing the integrity and effectiveness of the Company’s systems of internal financial controls for reporting on the Company’s financial condition;

(ii)	Monitoring the independence and performance of the Company’s external auditor (the “Auditor”);

(iii)	Overseeing the integrity of the Company’s internal audit processes and reviewing the Company’s financial disclosure and reporting;

(iv)	Monitoring management of the Company’s (“Management”) compliance with legal and regulatory requirements; and

(v)	Overseeing certain risk management systems and practices adopted by the Company.

II.	RESPONSIBILITIES
The Committee will have the following duties and responsibilities:
Financial Statements and Financial Disclosures

(i)	Review with the Auditor and with Management, prior to recommending to the Board for its approval the following:

a)	The audited annual and unaudited quarterly financial statements, including the notes thereto;

b)	Management's Discussion and Analysis (“MD&A”) of operations accompanying or contained in the annual or quarterly reports and the consistency of the MD&A with the financial statements;

c)	Any expert report or opinion obtained by the Company in connection with the financial statements;

d)	The accounting treatment with respect to any transactions which are material or not in the normal course of the Company’s business or with or involving an unconsolidated entity;

e)	The nature and substance of significant accruals, accounting reserves and other estimates having a material effect on the financial statements;

f)	Carrying values of financial assets and liabilities, including key assumptions and practices used to determine fair value accounting and related mark-to-market adjustments;

g)	Any off balance sheet financing arrangement;

h)	Use of derivatives and hedging transactions;

i)	Asset retirement and reclamation obligations;

j)	Pension obligations;

k)	Tax matters (including material tax planning initiatives) that could have a material effect upon the financial statements;

l)	The Company’s accounting and auditing principles, policies and practices including any changes thereto;

m)
The adequacy of the Company’s internal controls (including any significant deficiencies or material weaknesses in internal control over financial reporting) and the responsibilities of the Company’s internal audit function with respect to internal controls;

n)	All significant adjustments made or proposed to be made in the Company’s financial statements by Management or by the Auditor;

o)	Details regarding any unrecorded audit adjustments;

p)	Any impairment provisions based on ceiling tests or other calculation including the carrying value of goodwill;

q)	Use by the Company of any Non-GAAP financial measures or forward looking financial information contained in any disclosure document;

r)	The compliance by the Company’s Chief Executive Officer and Chief Financial Officer with the applicable certification requirements under applicable security legislation; and

s)	Such other matters as the Committee considers necessary in connection with the preparation of the Company’s financial reports.

(ii)	Review the adequacy of procedures put in place by the Board or Management for the review of public disclosure of financial information prior to the disclosure to the public thereof.

(iii)
Review and discuss with the Auditor any audit related problems or difficulties and Management’s response thereto, including any restrictions imposed on the scope of the Auditor’s activities, access to required information, disagreement with Management or the adequacy of internal controls.

(iv)	Review the Auditor’s Management Letter and the Auditor’s Report.

(v)	Review, discuss with Management (and with the Auditor, where required or appropriate) and approve or recommend that the Board approve the following, prior to disclosure to the public:

a)	Consolidated annual audited financial statements and related MD&A;

b)	Consolidated unaudited quarterly financial statements and related MD&A;

c)
Press releases announcing or containing financial information including those based on the annual or quarterly financial statements, and non-GAAP financial measures, revenue or earnings guidance or other forward-looking information; and

d)
Financial information contained within any prospectus, annual information form, information circular, take-over bid circular, issuer bid circular, rights offering circular or other form of prescribed disclosure document.

External Auditor

(i)
Recommend to the Board the appointment of the Auditor to be nominated at the annual shareholders’ meeting and who is ultimately accountable to the Board and the Committee as representatives of the shareholders.

(ii)	Recommend to the Board the remuneration to be paid to the Auditor.

(iii)	Require the Auditor to report to the Committee.

(iv)	Oversee the work of the Auditor including the mandate of the Auditor, the annual engagement letter, audit plan and audit scope.

(v)
Review and discuss the reports required to be made by the Auditor regarding: critical accounting policies and practices; material selections of accounting policies when there is a choice of policies available under IFRS that have been discussed with Management, including the ramifications of the use of such alternative treatment, and the treatment preferred by the Auditor.

(vi)
Review and discuss other material written communications between the Auditor and Management; and any other matters required to be communicated by the Auditor to the Committee by applicable rules and regulations.

(vii)	Assess the audit team.

(viii)	Assist in the resolution of disagreements, if any, between management and the Auditor regarding financial reporting.

(ix)
Review and pre-approve non-audit services proposed to be provided by the Auditor, to the extent required by law. The Committee may delegate, to the Chair of the Committee (the “Chair”), the authority to pre-approve non-audit services, and the Chair shall present any pre-approval to the Committee at the next scheduled meeting of the Committee.

(x)	Review and approve the fees and expenses of the Auditor.

(xi)	Establish guidelines for the retention of the Auditor for any non-audit services including a consideration of whether the provision of such services would impact the independence of the Auditor.

(xii)	At least annually, evaluate the Auditor’s qualifications, performance and independence, including that of the Auditor’s lead partner, and report the results of such review to the Board.

(xiii)	Where the Committee considers it appropriate, recommend a replacement for the Auditor and oversee any procedures required for the replacement thereof.

(xiv)	Review and approve the Company’s policies with respect to the employment of present and former partners and employees of the present and former Auditor.
Internal Controls and Systems

(i)
Review and discuss with Management the effectiveness of, or any deficiencies in, the design or operation of the Company’s systems of internal controls and any allegation of fraud, whether or not material, involving Management or other employees who have a role in the Company’s internal controls.

(ii)
Review with Management and the Auditor, the Company’s internal accounting and financial systems and controls to assess the effectiveness of, or deficiency in the design or operation of those internal controls to get reasonable assurance that the Company has:

a)	The appropriate books, records and accounts in reasonable detail to accurately and fairly reflect the Company’s transactions;

b)	Effective internal control systems; and

c)	Adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.

(iii)
Review with Management and advise the Board with respect to the Company’s policies and procedures regarding compliance with new developments in accounting principles, laws and regulations and their impact on the financial statements of the Company.

(iv)	Review Management’s report on and the Auditor’s assessment of the Company’s internal controls and report all deficiencies and remedial actions to the Board.
Risk Management

(i)	Review with Management the Company’s major financial risk exposures and the steps Management has taken to monitor and control such exposures.

(ii)	Review any related party transactions prior to such transactions being submitted to the Board for approval.

(iii)	Establish a complaint process and “whistle-blowing” procedures for the receipt, retention and treatment of any complaints regarding accounting, internal accounting controls or audit related matters.

(iv)
Establish procedures for employees’ confidential, anonymous submissions of concerns regarding questionable accounting or auditing matters in accordance with the Company’s Whistle Blower Policy or Code of Conduct.

(v)	Review, on a periodic basis, compliance with the Company’s investment policy governing investments of excess cash balances.

(vi)
Receive and review Management’s report and, if applicable, the report of the Auditor, with respect to: any material correspondence with, or other material action by, regulators or governmental agencies; any material legal proceeding involving the Company; or allegations concerning the Company’s non-compliance with applicable laws or listing standards.

(vii)
Review any matter brought to the attention of the Committee relating to the existence of any actual or potential conflict of interest disclosure provided pursuant to the Company’s Code of Conduct and determine appropriate action to be recommended to the Board.

(viii)	Monitor compliance with the Company’s Code of Conduct.

(ix)	Review on a regular basis, any reports of whistle-blowing.

(x)
Investigate any reported violations of the Code of Conduct and determine an appropriate response, including corrective action and preventative measures when required. All reports are to be treated confidentially to every extent possible.

Other Matters

(i)	Direct and supervise the investigation into any matter brought to the Committee’s attention within the scope of its duties.

(ii)	Perform such other duties as may be assigned to the Committee by the Board from time to time or as may be required by applicable law or regulatory authorities.

III.	COMPOSITION

(i)
On the recommendations of the Corporate Governance and Nominating Committee, the Board will annually appoint not fewer than three (3) directors to form the Committee, all of whom shall be “independent” and “financially literate” within the meaning of the applicable securities legislation and at least one member of the Committee shall meet the definition of a “financial expert” as defined under the Rules of the United States Securities and Exchange Commission.

(ii)
The Board may, at any time, remove or replace a member, or appoint additional members to fill any vacancy or to increase or decrease the size of the Committee. A member will serve on the Committee until the termination of the appointment or until a successor is appointed or the person ceases to be a director of the Company.

IV.	MEETINGS AND PROCEDURES

(i)
The Committee shall meet as often as it considers necessary and, subject to the terms hereof and applicable law, otherwise establish its procedures and govern itself as the members of the Committee may see fit in order to carry out and fulfill its duties and responsibilities hereunder.

(ii)
Meetings of the Committee may be called by a member of the Committee, the Chief Executive Officer, the Corporate Secretary, the Chief Financial Officer or the Auditor of the Company and held at such times and places as the person calling the meeting may determine. Not less than twenty-four (24) hours advance notice of any meeting shall be given orally or in writing personally delivered or by facsimile or electronic mail together with an agenda to each member of the Committee and the Auditor unless all members of the Committee are present at any meeting and agree to waive notice and any absent member of the Committee has waived notice or otherwise consented to the holding of such meetings in writing.

(iii)
A majority of members of the Committee will constitute a quorum (provided that a quorum shall not be less than 2 members). Decisions of the Committee will be by an affirmative vote of the majority of those members of the Committee voting at a meeting. In the event of an equality of votes, the Chair will not have a casting or deciding vote. The Committee may also act by resolution in writing signed by all the members of the Committee.

(iv)	The Board, or failing that, the Committee itself, shall select one of its members to act as the Chair (or in his or her absence, an alternate Chair).

(iv)	The Committee shall keep or cause to be kept minutes or other records of its meetings and proceedings and provide such records to the Company as the Committee may so determine.

(v)
Any member of the Committee may participate in a meeting by conference telephone or other communications equipment by means of which all persons participating in the meeting can adequately communicate with each other, and a member participating in a meeting pursuant to this section shall be deemed for purposes of the Canada Business Corporations Act to be present in person at the meeting.

(vi)
The Committee may invite Management, directors, employees or other persons as it sees fit from time to time to attend its meetings and assist thereat provided, however, that only members of the Committee may participate in the deliberation, and vote on any matter to be decided by the Committee.

(vii)	The Company shall provide the Committee with such resources, personnel and authority as the Committee may require in order to properly carry out and discharge its roles and responsibilities hereunder.

(viii)
The Committee has authority to communicate directly with the Auditor. The Committee will have access to the Auditor and Management, exclusive of each other, for purposes of performing its duties. The Committee will meet with the Auditor independent of Management after each review of the unaudited and audited financial statements and at such other times as the Committee may require.

(ix)
The Committee and its members shall have access to such documents or records of the Company and to such officers, employees or advisors of the Company or require their attendance at any meeting of the Committee, all as the Committee or the members thereof may consider necessary in order to fulfill and discharge their responsibilities hereunder.

(x)
Subject to any limitation under applicable law, these Terms of Reference or direction of the Board, the Committee may delegate to a subcommittee or individual member of the Committee any of its duties or responsibilities hereunder.

(xi)
The Committee may from time to time authorize any member or members or any other director or officer of the Company to certify or to execute and deliver, for or on behalf of the Committee any such report, statement, certificate or other document or to do such acts or things as the Committee may consider necessary or desirable in order to discharge its duties and responsibilities hereunder.

(xii)	The Auditor will be notified of results of and provided with copies of the minutes of each meeting of the Committee whether or not the Auditor attended.

V.	OTHER MATTERS

(i)
The Committee as whole or each member of the Committee individually may engage independent counsel and other outside advisors, at the Company’s expense, where the member or the Committee determine that it is necessary to do so in order to assist in fulfilling their respective responsibilities.

(ii)
The Committee may, in consultation with the Board Chair, set the compensation of independent counsel and other outside advisors. The engagement and payment by the Company for the services of such independent counsel and other outside advisors are subject to approval of the Chair of the Committee.

(ii)
In connection with their service on the Committee, the members shall be entitled to such remuneration, payment or reimbursement of such incidental expenses and indemnification, on such terms as the Board may so determine from time to time.

(iii)
The Corporate Governance and Nominating Committee of the Board and the Committee itself shall, not less frequently than annually, assess, based on such factors as they may consider appropriate, the effectiveness of the Committee and the members of the Committee, in accordance with these Terms of Reference and report such assessments to the Corporate Governance and Nominating Committee, or the Board, as appropriate.

(iv)
The Committee shall review and assess the adequacy of these Terms of Reference on a regular basis and consider whether these Terms of Reference appropriately address the matters that are or should be within its scope and, where appropriate, make recommendations to the Board or Corporate Governance and Nominating Committee for the alteration, modification or amendment hereof.

(v)	These Terms of Reference may, at any time, and from time to time, be altered, modified or amended in such manner as may be approved by the Board.

VI.	RESPONSIBILITIES AND DUTIES OF THE CHAIR
The Chair of the Committee shall have the following responsibilities and duties.

(i)	Chair meetings of the Committee.

(ii)	In consultation with the Board Chair and the Corporate Secretary, determine the frequency, dates and locations of meetings of the Committee.

(iii)
In consultation with the Company’s Chief Executive Officer, Chief Financial Officer, Corporate Secretary and others as required, review the annual work plan and the meeting agendas to ensure all required business is brought before the Committee.

(iv)	In consultation with the Board Chair, ensure that all items requiring the Committee’s approval are appropriately tabled.

(v)	Report to the Board on the matters reviewed by, and on any decisions or recommendations of, the Committee at the next meeting of the Board following any meeting of the Committee.

(vi)	Carry out any other or special assignments or any functions as may be requested by the Board.

VII.	LIMITATIONS ON THE COMMITTEE'S DUTIES
Nothing in these Terms of Reference is intended or may be construed as imposing on any member of the Committee or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. These Terms of Reference are not intended to change or interpret the constating documents of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and these Terms of Reference should be interpreted in a manner consistent with all such applicable laws, regulations and rules. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to shareholders, competitors, employees or other persons, or to any other liability whatsoever.
Any action that may or is to be taken by the Committee may, to the extent permitted by law or regulation, be taken directly by the Board.

VIII.	APPROVAL
Approved by the Board of Directors February 21, 2019.

ELDORADO GOLD CORPORATION
Glossary
The following is a glossary of technical terms and other terms that may be found in this AIF:
“AAS” is Atomic Absorption Spectroscopy.
“ADR” is an acronym for Adsorption Desorption Regeneration and refers to the gold extraction process using carbon as the collector (generally in a heap leach setting).
“Adsorption” is the attachment of one substance to the surface of another.
“Ag” is the chemical symbol for silver.
“AISC” is all-in sustaining costs
“ALS” is an analytical laboratory service.
“ASX” is the Australian Securities Exchange.
“Au” is the chemical symbol for gold.
“back fill” is waste material used to fill and support the void created by mining an ore body.
“ball milling” is grinding ore with the use of grinding media consisting of steel balls.
“C1” refers to cash operating cost. Cash operating costs include the costs of operating the site, including mining, processing and administration. They do not include royalties and production taxes, amortization, reclamation costs, financing costs or capital development (initial and sustaining) or exploration costs.
“CBCA” is the Canada Business Corporations Act.
“CIL” is carbon in leach, a recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold, which is then adsorbed on the carbon. The carbon is subsequently separated from the slurry, and the gold removed from the carbon.
“CIM” is the Canadian Institute of Mining, Metallurgy and Petroleum.
“concentrate treatment plant” is any treatment plant that treats the concentrate resulting from a flotation process whereby the sulphide material floats and is separated from the host rock.
“CoS” is the Council of State of Greece.
“Cu” is the chemical symbol for copper.
“cut and fill” is a method of stoping in which ore is removed in slices (or lifts) and then the excavation is filled with rock or other waste material known as back fill, before the subsequent slice is mined.
“cyanidation” is the process of extracting gold or silver through dissolution in a weak solution of sodium cyanide.
“decline” is an underground passageway connecting one or more levels in a mine and providing adequate traction for heavy, self-propelled equipment. These underground openings are often driven in a downward spiral, much the same as a spiral staircase.
“diamond drill” is a type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock that is recovered in long cylindrical sections, an inch or more in diameter.
“dilution” is waste material not separated from mined ore that was below the calculated economic cut-off grade of the deposit. Dilution results in increased tonnage mined and reduced overall grade of the ore.
“dip” is the angle that a planar geological structure forms with a horizontal surface, measured perpendicular to the strike of the structure.
“doré” is unrefined gold and silver in bullion form.

“dyke” is an intrusive rock unit that has an approximately planar form that generally cuts across layering in adjacent rocks.
“EIS” is an Environmental Impact Study.
“EIA” is an Environmental Impact Assessment.
“fault” is a planar surface or planar zone of rock fracture along which there has been displacement of a few centimetres or more.
“fire assay” is a type of analytical procedure that involves the heat of a furnace and a fluxing agent to fuse a sample to collect any precious metals (such as gold) in the sample. The collected material is then analyzed for gold or other precious metals by weight or spectroscopic methods.
“flotation” is a process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the host rock.
“gangue” are minerals that are sub-economic to recover as ore.
“GCL” is a geosynthetic clay lining.
“gold gravity circuit” is a circuit where a portion of the partially milled or flotation concentrate material is removed by gravity methods (generally requiring an artificial increase in gravity) to remove free gold from the circuit.
“grade” is the weight of precious metals in each tonne of ore.
“g” is a gram.
“g/t” is grams of gold per metric tonne.
“ha” is a Hectare.
“hangingwall” is the material that sits over the ore zone in an underground operation.
“heap leaching” is the process of stacking ore in a heap on an impermeable pad and percolating a solution through the ore that contains a leaching agent such as cyanide. The gold that leaches from the ore into the solution is recovered from the solution by carbon absorption or precipitation. After adding the leaching agent, the solution is then recycled to the heap to effect further leaching.
“HDPE” is high density polyethylene and is used as the impermeable pad for heap leaching.
“host rock” is the body of rock in which mineralization of economic interest occurs.
“hydro cyclones” are a separation method for milled ore so that correctly ground material moves to the next process whereby the coarser material is returned to the mill for more grinding.
“leach pad” is the HDPE pad and the ore stacked on top for the recovery of gold and silver.
“HQ” denotes the specific diameter of core in diamond drill.
“ICP” is inductively-coupled plasma.
“INCO process” is a cyanide detoxification process that was developed by INCO. This involves the addition of chemicals and air to the tailings stream to reduce the amount of cyanide present.
“IP” is induced polarization, a method of ground geophysical surveying using an electrical current to determine indications of mineralization.
“IWMF” is an integrated waste management facility.
“Kassandra Mines” consists of the Olympias Mine, the Skouries depsits and the two existing mines known as the Straoni Mine.
“Kg” is a kilogram.
“km” is a kilometre.
“km2” is a square kilometre.

“ktpa” is one thousand tonnes per annum.
“leach” is gold being dissolved in cyanide solution in heap leaching or in tanks in a processing plant (agitated leach, carbon in pulp, carbon in leach).
“LOM” is life of mine.
“LTI” refers to lost-time incidents.
“LTIFR” refers to the lost time incident frequency rate. This is calculated by dividing the number of LTIs by the number of man hours worked and then multiplying by 1,000,000.
“m” is a metre.
“M” is a million.
“Material Shareholder” means a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company.
“MELCC” is the Ministry of Sustainable Development, Environment, and Fight Against Climate Change of the Province of Quebec.
“metallurgy” is the science of extracting metals from ores by mechanical and chemical processes and preparing them for use.
“micron (µm)” is 0.000001 metres.
“mill” is a plant where ore is crushed and ground to expose metals or minerals of economic value, which then undergo physical and/or chemical treatment to extract the valuable metals or minerals.
“mine” is an excavation in the earth for the purpose of extracting minerals. The excavation may be an open pit on the surface or underground workings.
“mineral reserve” means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are those parts of mineral resources that, after applying all mining factors, result in an estimated tonnage and grade that, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. The term “mineral reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals. Mineral reserves fall under the following categories:
“proven mineral reserve” means the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
“probable mineral reserve” means the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
“mineral resource” means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources fall under the following categories:
“measured mineral resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
“indicated mineral resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
“inferred mineral resource” means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
“mineralization” is the rock containing minerals or metals of potential economic interest.
“ML” is a mining license.
“mm” is a millimetre.
“monzonite” is a coarse-grained intrusive rock containing less than 10 percent quartz.
“MOE” is the Ministry of Environment of Greece.
“Mt” is a million tonnes.
“Mtpa” is a million tonnes per annum.
“NI 43-101” is National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
“NSR” is Net smelter return
“NQ” denotes the specific diameter of core in diamond drill.
“NYSE” is the New York Stock Exchange.
“open pit mine” is an excavation for removing minerals that is open to the surface.
“ounce” or “oz” is a troy ounce, equal to 31.103 grams.
“ore” is a natural aggregate of one or more minerals that, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.
“Paleozoic” is a unit of geologic time spanning from 570 to 245 million years ago.
“paste fill” refers to a blended material that is used to fill open stopes or voids in the underground operations. This material may contain rock, tailings material, sand and cement.
“Pb” is the chemical symbol for lead.
“PEIA” is a preliminary environmental impact assessment.
“PEL” is a preliminary environmental license.
“pH” is a measure of the acidity of a material.
“phyllite” is a metamorphic rock containing fine-grained, planar-oriented mica minerals. This orientation imparts a layering to the rock.
“potassic” is an alteration type characterized by the pressure of potassium, feldspar and biotite.
“PPA” is a project permit application.
“ppb” is parts per billion.
“ramp” is an inclined underground tunnel that provides access for mining or a connection between the levels of a mine.

“RC” is reverse circulation.
“recovery” is a term, generally stated as a percentage, used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore.
“rock dumps” refer to waste material that is disposed of on dumps.
“run of mine” or “ROM” pertains to the ore that has been mined but not crushed.
“SAG” is a semi-autogenous grinding, a method of grinding rock into fine powder whereby the grinding media consist of larger chunks of rocks and steel balls.
“shaft” is a vertical or sub-vertical passageway to an underground mine for moving personnel, equipment, supplies and material, including ore and waste rock.
“SRM” is standard reference material.
“stope” is an underground excavation from which ore is being extracted.
“strike” is an azimuth of a plane surface aligned at right angles to the dip of the plane used to describe the orientation of stratigraphic units or structures.
“sulphide ore” is ore containing a significant quantity of unoxidized sulphide minerals.
“supergene enrichment” refers to the process whereby the local concentration of metals of interest is increased during the weathering and oxidation of a mineralized rock.
“sustaining capital” are those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at our projects and certain expenditures at our operating sites which are deemed expansionary in nature.
“tailings” is the material that remains after all metals or minerals of economic interest have been removed from ore during milling.
“TMF” refers to a tailings management facility. These facilities are designed to store process tailings for the long term. Process tailings might have potentially reactive materials and if so, would then be stored in a lined facility.
“tonne” is a metric tonne: 1,000 kilograms or 2,204.6 pounds.
“TSX” is the Toronto Stock Exchange.
“waste” is barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.
“wmt” is a wet metric tonne.
“Zadra process” is a chemical process whereby gold is recovered from carbon and returned to solution for electrowinning.
“Zn” is the chemical symbol for zinc.